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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Falcon Natural Gas Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

27031F103
(CUSIP Number)

Mark Angelo
YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Steven S. Goldstein, Esq.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 27031F103	Page 2 of 13

1	NAMES OF REPORTING PERSONS:
YA Global Investments, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.88% in shares; 42.4% upon potential issuance upon conversion of Debentures (see Item 5(a) below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

SCHEDULE 13D
CUSIP No. 27031F103	Page 3 of 13

1	NAMES OF REPORTING PERSONS:
Yorkville Advisors, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.88% in shares; 42.4% upon potential issuance upon conversion of Debentures (see Item 5(a) below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SCHEDULE 13D
CUSIP No. 27031F103	Page 4 of 13

1	NAMES OF REPORTING PERSONS:
Mark Angelo
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,630,000 shares plus 72,187,894 shares issuable upon exercise of Warrants or conversion of Debentures (see Item 5(a) below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.88% in shares; 42.4% upon potential issuance upon conversion of Debentures (see Item 5(a) below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D
CUSIP No. 27031F103	Page 5 of 13

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock," or the “Shares”), of Falcon Natural Gas Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 2500 City West Blvd., Suite 300, Houston, TX 77042.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed by YA Global Investments, L.P. (“YA Global”) (f/k/a Cornell Capital Partners, L.P.), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (YA Global, Yorkville and Angelo collectively, the “Reporting Persons”). The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

YA Global, a Cayman Islands exempt limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund that is primarily engaged in the business in investing in securities and other investment opportunities. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Investment Manager of YA Global. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Portfolio Manager of YA Global and President and Managing Member of Yorkville. Angelo is a citizen of the United States.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) YA Global is a Cayman Islands exempt limited partnership. Yorkville is a Delaware limited liability company. Angelo is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons purchased the Common Shares reported on the cover pages hereof to be held by the Reporting Persons (the “Common Shares”) through conversion of debt evidenced by convertible debentures issued by the Company dated January 29, 2007, and a corresponding reduction in the principal balance of such debt in the amount of $101,000 in accordance with the terms of such debentures. The capital used to acquire the Debentures reported on the cover pages hereof to be held by the Reporting Persons (the “Debentures”) and the Warrants reported on the cover pages hereof to be held by the Reporting Persons (the “Warrants”) was derived from general working capital of YA Global made in the ordinary course of business. A total of approximately $12,810,715 was paid in the original acquisition of the Debentures and Warrants reported herein.

SCHEDULE 13D
CUSIP No. 27031F103	Page 6 of 13

ITEM 4. PURPOSE OF TRANSACTION

On March 29, 2006, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement No.1") dated April 19, 2005, and a Forbearance Agreement (the “Forbearance Agreement No. 1”) dated March 26, 2006, by and among the Issuer and YA Global, YA Global received a Warrant to purchase Common Stock, initially exercisable for up to 23,000,000 shares of Common Stock (the "Warrant No. 1") at various exercise prices. A copy of the Securities Purchase Agreement No. 1, Forbearance Agreement No. 1, and the Warrant No. 1 are attached hereto as Exhibits 20, 19, and 1 respectively and incorporated herein by reference.

On January 29, 2007, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement No.2"), by and among the Issuer and YA Global, YA Global purchased (i) an 8% Convertible Debenture, in the principal amount of $8,905,465, through exchange of debentures originally obtained pursuant to the Securities Purchase Agreement No. 1 (the "Debenture No.1"); and (ii) an 8% Convertible Debenture, in the principal amount of $655,555 (the "Debenture No.2"). The Debenture No. 1 and Debenture No. 2 are convertible into shares of Common Stock at a price equal to the lower of (i) $0.10 or (ii) 80% of the lowest volume weighted average price over the previous five trading days. A copy of the Securities Purchase Agreement No. 2 and the Debenture No. 1 and Debenture No. 2 are attached hereto as Exhibits 4, 3, and 2 respectively and incorporated herein by reference.

On April 19, 2007, YA Global and the Issuer entered into an agreement amending the Securities Purchase Agreement No. 2. A copy of this agreement is attached hereto as Exhibit 5, and incorporated herein by reference.

On July 25, 2007, the Issuer issued to YA Global a Promissory Note (the “Note”) in the principal amount of $2,598,889. The Note bore interest at 14%. A copy of the Note is attached hereto as Exhibit 9 and incorporated herein by reference.

On September 19, 2007, YA Global, through exchange of the Note, acquired a Convertible Debenture (the “Debenture No. 3”) in the principal amount of $2,598,889, with an interest rate equal to the Wall Street Journal Prime Rate plus 2.25%. The Debenture No. 3 is convertible into shares of Common Stock at a price equal to the lower of (i) $0.02 or (ii) 80% of the lowest volume weighted average price over the previous five trading days. A copy of Debenture No. 3 is attached hereto as Exhibit 10 and incorporated herein by reference.

On September 28, 2007, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement No. 3"), YA Global purchased (i) a Convertible Debenture, in the principal amount of $650,806 (the "Debenture No. 4") with an interest rate equal to the Wall Street Journal Prime Rate plus 2.25%; and (ii) received a right to purchase a Warrant to purchase Common Stock, initially exercisable for up to 290,000,000 shares of Common Stock (the "Warrant No.2") at $0.02 per share, (together with the Securities Purchase Agreement No.1 and No.2, Debenture No.1-No.3, and Warrants No.1 and No.2, collectively the “Financial Transactions”) The Debenture No. 4 is convertible into shares of Common Stock at a price equal to the lower of (i) $0.02 or (ii) 80% of the lowest volume weighted average price over the previous five trading days. A copy of the Securities Purchase Agreement No. 3, Debenture No. 4, and the Warrant No. 2 are attached hereto as Exhibits 13, 11, and 12, respectively and incorporated herein by reference. In connection with the Securities Purchase Agreement No. 3, YA Global and the

Issuer also entered into a Conveyance of Overriding Royalty Interest (the “ORRI”), and an Amended and Restated Security Agreement, each dated on or about September 28, 2007. A copy of the ORRI is attached hereto as Exhibit 17, and the Amended and Restated Security Agreement as Exhibit 15, and incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 27031F103	Page 7 of 13

Concurrently with the closing of the Financial Transactions contemplated by the Securities Purchase Agreement No.1-No.3 (except in connection with transactions pursuant to the Securities Purchase Agreement of January 2007), the Issuer and YA Global entered into Registration Rights Agreements (the "Registration Rights Agreements"), on each of the dates thereof pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of Debentures No.1-No.4 and exercise of the Warrants No.1 and No.2 under the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder, and applicable state securities laws. The Registration Rights Agreements are attached hereto as Exhibits 7 and 14 and incorporated herein by reference.

In addition to the Forbearance Agreement No. 1, YA Global and the Issuer also entered into Forbearance Agreements dated January 29, 2007, and September 28, 2007 (the “Forbearance Agreements No. 2 and 3). The January 29, 2007, Forbearance Agreement, among other terms, contained a provision amending the exercise price of the Warrant No. 1 to $0.10 per share. A copy of the Forbearance Agreements 2 and 3 are attached hereto as Exhibits 6 and 16, respectively, and incorporated herein by reference.

In a letter dated January 7, 2008, YA Global indicated to the Issuer its understanding of provisions in the Debentures regarding limitations on ownership of shares of Common Stock. That understanding was that such provisions enabled YA Global to effectuate the conversion of existing principal balance of the debentures into the shares of Common Stock currently owned by the Reporting Persons as reported herein. A copy of this letter is attached hereto as Exhibit 18 and incorporated herein by reference.

The Reporting Persons initially acquired the debentures set forth above (the “Debentures”) and the warrants set forth above (the “Warrants”) for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity.

The Reporting Persons acquired the Common Shares on January 10, 2008 through conversion of debt evidenced by convertible debentures issued by the Company dated January 29, 2007, and a corresponding reduction in the principal balance of such debt in the amount of $101,000 in accordance with the terms of such debentures, in the midst of discussions the Reporting Persons have had with the Issuer’s management concerning the direction of the Issuer’s business. On January 7, 2008, YA Global sent a letter to the Issuer’s management indicating that it was considering calling a special meeting of the Company’s shareholders for the purpose of electing members of the Issuer’s board of directors. The Reporting Persons do not have that purpose as of the date of this filing and do not anticipate calling such a meeting.

On January 16, 2008, YA Global, derivatively on behalf of the Issuer, instituted litigation against management of the Issuer in the Supreme Court of New York. The litigation relates to alleged breach of fiduciary duty, self-dealing, and other mismanagement of the Issuer by the Issuer’s management. The litigation was not filed because of, nor is it otherwise related to, the acquisition by the Reporting Persons of the Common Shares. This litigation may seek and obtain relief that would effectuate some or all of the actions relating to the Issuer set forth below.

The Reporting Persons evaluate the investment in the Issuer on an ongoing basis and reserve the right to take action regarding the Issuer, including, without limitation, attempting to elect or have elected new management or members of the Issuer’s board of directors, or otherwise influencing the Issuer’s governance, attempting to influence or change the Issuer’s operations or business development plans, business strategy, future plans, competitive position, strategy, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth herein. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

SCHEDULE 13D
CUSIP No. 27031F103	Page 8 of 13

Although none of the Reporting Persons have any specific plan or proposal to acquire or dispose of the shares of Common Stock, the Reporting Persons at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described herein and/or other investment considerations or (iv) exercise its rights in connection with a bankruptcy case of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Debentures No. 1 and No. 2 are convertible into shares of Common Stock of the Issuer at a price per share equal to the lower of (i) $0.10 or (ii) 80% of the lowest Volume Weighted Average Price (“VWAP”) of such Common Stock during the five previous trading days. Debentures No. 3 and No. 4 are convertible into shares of Common Stock of the Issuer at a price per share equal to the lower of (i) $0.02 or (ii) 80% of the lowest VWAP of such Common Stock during the five previous trading days. Given the current market conditions for the Issuer’s Common Stock, with prevailing prices well below $0.02 per share, the Reporting Persons have the right to receive and beneficially own a mathematically limitless number of shares of the Issuer’s Common Stock, limited practically only by the 200,000,000 shares of Common Stock the Issuer has authorized for issuance. As of the day before the date of this filing, the conversion price of the Debentures was $0.0082 (80% of the applicable VWAP of $0.0103) and the outstanding principal balance of the Debentures was $11.9 million; accordingly, if the Issuer had a sufficient number of shares authorized for issuance, YA Global could obtain approximately 1.15 billion shares of Common Stock (and if this conversion price was lower, the number of shares obtainable by YA Global would be correspondingly higher). Even if the market price of the Common Stock rose above $0.10, YA Global could obtain more shares upon conversion than the Issuer has authorized for issuance.

According to Worldwide Stock Transfer, LLC, the Issuer’s transfer agent, as of January 18, 2008, there are 127,812,106 shares of Common Stock of the Issuer outstanding. Accordingly, the Reporting Persons’ beneficial ownership equals the 72,187,894 shares representing the difference in outstanding and authorized shares, plus the 12,630,000 shares of Common Stock actually owned, for a total of 84,817,894 shares. This figure represents 42.4% of the 200,000,000 that would be outstanding if YA Global were to exercise its right to obtain all shares of Common Stock it could obtain through conversion of the Debentures up to the number of shares of Common Stock currently authorized. This percentage figure will not be subject to change absent a significant increase in the number of shares authorized for issuance by the Issuer, or a significant increase in the market price of the Issuer’s common stock, each of which would cause the percentage beneficial ownership of the Reporting Persons to decrease. The Reporting Persons did not acquire any of the Common Shares for the purpose of, and do not otherwise have a plan or purpose to, compel or otherwise encourage the Issuer to increase the number of shares of authorized Common Stock.

SCHEDULE 13D
CUSIP No. 27031F103	Page 9 of 13

The Warrants may not be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 65 days prior written notice to the Issuer) to a different percentage. Consequently, none of the shares issuable upon exercise of the Warrants are beneficially owned by any of the Reporting Persons.

(b) YA Global has the sole power to vote and to dispose of all of the Common Shares it owns. Yorkville, as the Investment Manager, has the sole power to direct the vote and/or to direct the disposition of the Common Shares directly owned by YA Global. Angelo, as the Portfolio Manager of YA Global and President and Managing Member of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Common Shares directly owned by YA Global.

Yorkville, as the Investment Manager of YA Global, and Angelo as the Portfolio Manager of YA Global and Managing Member of Yorkville, may be deemed to have a beneficial ownership in the aforementioned shares of Common Stock. The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

(c) The trading activity for YA Global for the last 60 days is as follows:

Security	Trade Date	Side	Done	Avg Prc
FNGC	11/13/07	Sell	118,152	$0.0152
FNGC	11/14/07	Sell	50,000	$0.0140
FNGC	12/3/07	Sell	200,000	$0.0143
FNGC	12/4/07	Sell	150,000	$0.0144
FNGC	12/5/07	Sell	100,000	$0.0135
FNGC	12/6/07	Sell	100,000	$0.0105
FNGC	12/7/07	Sell	100,000	$0.0110
FNGC	12/10/07	Sell	250,000	$0.0090
FNGC	12/11/07	Sell	100,000	$0.0081
FNGC	12/12/07	Sell	200,000	$0.0094
FNGC	12/13/07	Sell	200,000	$0.0052
FNGC	12/14/07	Sell	200,000	$0.0053
FNGC	12/17/07	Sell	50,000	$0.0083
FNGC	12/18/07	Sell	50,000	$0.0067
FNGC	12/19/07	Sell	50,000	$0.0063
FNGC	12/20/07	Sell	50,000	$0.0060
FNGC	12/21/07	Sell	150,000	$0.0073
FNGC	12/24/2007	Sell	100,000	$0.0077
FNGC	12/26/2007	Sell	100,000	$0.0080
FNGC	12/27/07	Sell	100,000	$0.0100
FNGC	12/28/07	Sell	100,000	$0.0100
FNGC	12/31/07	Sell	2,745,000	$0.0081

SCHEDULE 13D
CUSIP No. 27031F103	Page 10 of 13

In addition, as described above, the Reporting Persons acquired the Common Shares upon conversion of outstanding Debentures on January 10, 2008. In the January 7, 2008, letter, YA Global indicated to the Issuer its interpretation of the Debentures that, because the occurrence of one or more events of default (as set forth in the Debentures), the blocker provision contained in the Debentures limiting YA Global’s percentage ownership of the Common Stock of the Issuer was no longer applicable in accordance with the terms of the Debentures, thereby enabling YA Global to effectuate the conversion of a portion of the existing principal balance of the Debentures into the shares of Common Stock currently owned by the Reporting Persons as reported herein.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock issuable to YA Global.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, on March 29, 2006, pursuant to a Securities Purchase Agreement, dated April 19, 2005, and Forbearance Agreement by and among the Issuer, YA Global received a right to purchase a Warrant to purchase Common Stock, initially exercisable for up to 23,000,000 shares of Common Stock.

On January 29, 2007, pursuant to a Securities Purchase Agreement, by and among the Issuer, YA Global purchased (i) an 8% Convertible Debenture, in the principal amount of $8,905,465 and; (ii) an 8% Convertible Debenture, in the principal amount of $655,555.

On April 19, 2007, the Issuer and YA Global entered into an agreement amending the January 19, 2007, Securities Purchase Agreement, to provide for an increase in the principal amount of convertible debentures to by purchased pursuant thereto and an increase of $55,555 in the principal outstanding on the Debenture No. 2.

On July 25, 2007, the Issuer issued to YA Global a Promissory Note in the principal amount of $2,598,889. The Note bore interest at 14%.

On September 19, 2007, YA Global, through exchange of the Note, acquired a Convertible Debenture in the principal amount of $2,598,889, with an interest rate equal to the Wall Street Journal Prime Rate plus 2.25%.

SCHEDULE 13D
CUSIP No. 27031F103	Page 11 of 13

On September 28, 2007, pursuant to a Securities Purchase Agreement, YA Global purchased (i) a Convertible Debenture, in the principal amount of $650,806 with an interest rate equal to the Wall Street Journal Prime Rate plus 2.25%; and (ii) received a right to purchase a Warrant to purchase Common Stock, initially exercisable for up to 290,000,000 shares of Common Stock, In connection with the Securities Purchase Agreement, the parties also entered into a Conveyance of Overriding Royalty Interest and an Amended and Restated Security Agreement. Each of these agreements served as security for the various convertible debentures issued by the Issuer to YA Global, and the Conveyance of Overriding Royalty Interest provided YA Global with a claim on any royalties, if any, resulting from the Issuer’s development of particular properties in which the Issuer had an interest.

Concurrently with the closing of the Financial Transactions contemplated by the Securities Purchase Agreement No.1-No.3, the Issuer and YA Global entered into Registration Rights Agreements (except for the Financing Transaction related to the January 2007 Securities Purchase Agreement (the "Registration Rights Agreements"), on each of the dates thereof pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of Debentures No.1-No.4 and exercise of the Warrants No.1 and No.2 under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder, and applicable state securities laws.

In a letter dated January 7, 2008, YA Global indicated to the Issuer its understanding of provisions in the Debentures regarding limitations on ownership of shares of Common Stock, enabling YA Global to effectuate the conversion of existing principal balance of the debentures into the shares of Common Stock currently owned by the Reporting Persons as reported herein.

YA Global and the Issuer entered into Forbearance Agreements dated January 29, 2007 and September 28, 2007. Those agreements are referenced as Exhibits 6 and 16, respectively. The January 29, 2007, forbearance agreement reduced the exercise price of all warrants issued by the Issuer to YA Global prior to the date thereof, to $0.10.

In addition to the agreements referenced above, the Reporting Persons from time to time may enter into and dispose of additional cash-settled equity swap or similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included, or a combination of any of the foregoing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

EXHIBITS
1.
Warrants to purchase, in the aggregate, 23,000,000 shares of Common Stock at various exercised prices issued to YA Global (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Falcon Natural Gas Corp. on April 4, 2006).

2.
$8,905,465 Principal Amount 8.0% Senior Secured Convertible Debenture, dated January 29, 2007 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Falcon Natural Gas Corp. on March 1, 2007)..

3.
$655,555 Principal Amount 8.0% Amendment No. 1 to Convertible Debenture, dated January 29, 2007 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Falcon Natural Gas Corp. on March 1, 2007).

SCHEDULE 13D
CUSIP No. 27031F103	Page 12 of 13

4.
Securities Purchase Agreement, dated January 29, 2007, by and among Falcon Natural Gas Corp. and YA Global (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Falcon Natural Gas Corp. on March 1, 2007)

5.	Amendment No. 1 to Securities Purchase Agreement dated April 19, 2007.
6.
Forbearance Agreement between YA Global and Falcon Natural Gas Corp. dated January 29, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Falcon Natural Gas Corp. on March 1, 2007).

7.
Registration Rights Agreement, dated April 19, 2005, by and among Falcon Natural Gas Corp. and YA Global (incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K filed by Falcon Natural Gas Corp. on April 20, 2005).

8.	(NONE)
9.
Promissory Note in the principal amount of principal amount of $2,598,889, with an interest rate equal to the Wall Street Journal Prime Rate plus 2.25% issued by Falcon Natural Gas Corp. to YA Global, dated July 25, 2007.

10.	$2,598,889 Principal Amount (Wall Street Journal Prime Rate plus 2.25%) Convertible Debenture, dated September 19, 2007 issued by Falcon Natural Gas Corp. to YA Global.
11.	$650,806 Principal Amount (Wall Street Journal Prime Rate plus 2.25%) Convertible Debenture, dated September 19, 2007 issued by Falcon Natural Gas Corp. to YA Global.
12.	Warrant to purchase up to 290,000,000 shares of Common Stock @ $0.02, dated September 28, 2007.
13.	Securities Purchase Agreement, dated September 28, 2007, by and among Falcon Natural Gas Corp. and YA Global.
14.	Registration Rights Agreement, dated September 28, 2007, by and among Falcon Natural Gas Corp. and YA Global.
15.	Amended and Restated Security Agreement dated September 28, 2007, by and among Falcon Natural Gas Corp. and YA Global.
16.	Forbearance Letter Agreement by and among Falcon Natural Gas Corp. and YA Global dated September 28, 2007.
17.	Agreement of Conveyance of Overriding Royalty Interest by and among Falcon Natural Gas Corp. and YA Global dated September 28, 2007.
18.	Letter of January 28, 2007, from YA Global to Saul Deutsch, Chairman of Falcon Natural Gas Corp.
19.	Forbearance Letter Agreement by and among Falcon Natural Gas Corp and YA Global dated March 26, 2006.
20.
Securities Purchase Agreement, dated April 19, 2005, by and among Falcon Natural Gas Corp. and YA Global (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by Falcon Natural Gas Corp. on April 20, 2005)

21.	Joint Filing Agreement, by and among the Reporting Persons, dated as of January 22, 2008

SCHEDULE 13D
CUSIP No. 27031F103	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008	REPORTING PERSONS:

YA GLOBAL INVESTMENTS, L.P.
By: Yorkville Advisors, LLC
Its: Investment Manager

By: /s/ Steven S. Goldstein
Name: Steven S. Goldstein, Esq.
Its: Chief Compliance Officer

YORKVILLE ADVISORS, LLC

By: /s/ Steven S. Goldstein
Name: Steven S. Goldstein, Esq.
Its: Chief Compliance Officer

/s/ Mark Angelo
MARK ANGELO

Exhibit 5a

AMENDMENT NO. 1 TO CONVERTIBLE DEBENTURE AND SECURITIES PURCHASE AGREEMENT

This Amendment No. 1 (“Amendment”) to the Convertible Debenture in the principal amount of $600,000 dated January 29, 2007 (the “Convertible Debenture”) and the Securities Purchase Agreement dated January 29, 2007 (the “SPA”), is made as of April 19, 2007, by and among Cornell Capital Partners, L.P. (“Cornell”) and Falcon Natural Gas Corporation (the “Company”).

WHEREAS, the Company and Cornell entered into the SPA on January 29, 2007, pursuant to which the Company issued to Cornell that certain 8% Secured Convertible Debenture, denominated No. FNGC-2 due January 29, 2010;

WHEREAS, Cornell and the Company have agreed to the provision by Cornell to the Company of additional $55,555 in financing pursuant to the same terms as provided in the Convertible Debenture; and

WHEREAS, in response and in accordance with that understanding, the parties to this Agreement desire to amend the Convertible Debenture and the SPA.

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Amendment to the Preface of the Convertible Debenture. The first two paragraphs of the Convertible Debenture are hereby amended and restated in their entirety as follows:

“This Convertible Debenture (the “Debenture”) is issued on January 29, 2007 (the “Closing Date”) by Falcon Natural Gas Corporation, a Nevada corporation (the “Company”), to Cornell Capital Partners, LP (together with its permitted successors and assigns, the “Holder”) pursuant to exemptions from registration under the Securities Act of 1933, as amended, and pursuant to that certain Securities Purchase Agreement dated January 29, 2007 (the “Securities Purchase Agreement”).

FOR VALUE RECEIVED, the Company hereby promises to pay to the Holder or its successors and assigns the principal sum of Six Hundred Fifty-Five Thousand Five Hundred Fifty-Five Dollars ($655,555) together with accrued but unpaid interest on or before January 29, 2010 (the “Maturity Date”) in accordance with the following terms:”

Section 2. Amendment to the Preface of the SPA. The second paragraph under the recitatitions on the first page of the SPA is hereby amended and restated in its entirety as follows:

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase up to Six Hundred Fifty-Five Thousand Five Hundred Fifty-Five Dollars ($655,555) of secured convertible debentures (the “Convertible Debentures”), which shall be convertible into shares of the Company’s common stock, par value $0.00001 (the “Common Stock”) (as converted, the “Conversion Shares”); of which Six Hundred Thousand Dollars ($600,000) shall be funded within five (5) business day following the date hereof (the “Closing”), and Fifty Five Thousand Five Hundred Fifty-Five Dollars ($55,555) shall be provided on April ___, 2007 (the “Second Closing,” and together with the Closing, the “Closings”) for a total purchase price of up to Six Hundred Fifty-Five Thousand Five Hundred Fifty-Five Dollars ($655,555), (the “Purchase Price”) in the respective amounts set forth opposite each Buyer(s) name on Schedule I (the “Subscription Amount”).

Section 3. Amendment to Section 1(b) of the SPA. Section 1(b) of the SPA is hereby amended and restated in its entirety as follows:

…

(b) Closing Date. The closing of the purchase and sale of the Convertible Debentures (the “Closing”) shall take place at 10:00 a.m. Eastern Standard Time on the fifth day following the date hereof, subject to notification of satisfaction of the conditions to such Closing set forth in Sections 6 and 7 below ( the “Closing Date”). The Closing shall occur on the respective Closing Date at the offices of Yorkville Advisors, LLC, 3700 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 (or such other place as is mutually agreed to by the Company and the Buyer). The Second Closing shall take place at 4:00 p.m. Eastern Standard Time on April 19, 2007, or such other time as the parties may agree.

Section 4. Amendment to Section 4(g) of the SPA. Section 4(g) of the SPA is hereby amended and restated in its entirety as follows:

…

(g) …

(iv) Simultaneously with the Second Closing, the Company shall pay a fee to the Buyer of $5,555, to be paid directly from the proceeds of the Second Closing.

Section 5. Representations and Warranties of the Company. The Company hereby represents and warrants that, as of the date hereof, each of the representations and warranties it made in Section 3 of the SPA remain in full force and effect.

Section 6. Effect of Amendment. Except as amended hereby, the Convertible Debenture and the SPA shall continue in full force and effect and are hereby incorporated herein by this reference. The Company affirms that the obligation to repay all amounts related to the provision of funds to it by Cornell pursuant to the Second Closing is secured by the security set forth in Section 1(b) of the Convertible Debenture.

Section 7. Governing Law. This Amendment shall be governed by and construed under the laws of the State of New Jersey.

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Section 8. Titles and Subtitles. The titles of the sections and subsections of this Amendment are for convenience of reference only and are not to be considered in construing this Amendment.

Section 9. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed as of the date first set forth above.

CORNELL CAPITAL PARTNERS, LP By: Yorkville Advisors, LLC	FALCON NATURAL GAS CORP.
Its: Investment Manager
By:_____________________________ Name: Mark Angelo Its: Portfolio Manager	By:________________________________________ Name: Saul S. Deutsch Title: Chief Financial Officer

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Exhibit 5b

AMENDMENT NO. 2 TO CONVERTIBLE DEBENTURE AND SECURITIES PURCHASE AGREEMENT

This Amendment No. 2 (“Amendment”) to the Convertible Debenture in the principal amount of $600,000 dated January 29, 2007 (the “Convertible Debenture”) and the Securities Purchase Agreement dated January 29, 2007 (the “SPA”), is made as of June 19, 2007, by and among Cornell Capital Partners, L.P. (“Cornell”) and Falcon Natural Gas Corporation (the “Company”).

WHEREAS, the Company and Cornell entered into the SPA on January 29, 2007, pursuant to which the Company issued to Cornell that certain 8% Secured Convertible Debenture, denominated No. FNGC-2 due January 29, 2010;

WHEREAS, Cornell and the Company have agreed to the provision by Cornell to the Company of additional $55,555 in financing pursuant to the same terms as provided in the Convertible Debenture; and

WHEREAS, the Company is not currently compliant in its obligations under the Convertible Debenture and the SPA with respect to the timely filing of the Company’s reports under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Cornell agrees to provide a forbearance to the Company for such failure.

WHEREAS, in response and in accordance with that understanding, the parties to this Agreement desire to amend the Convertible Debenture and the SPA.

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Amendment to the Preface of the Convertible Debenture. The first two paragraphs of the Convertible Debenture are hereby amended and restated in their entirety as follows:

“This Convertible Debenture (the “Debenture”) is issued on January 29, 2007 (the “Closing Date”) by Falcon Natural Gas Corporation, a Nevada corporation (the “Company”), to Cornell Capital Partners, LP (together with its permitted successors and assigns, the “Holder”) pursuant to exemptions from registration under the Securities Act of 1933, as amended, and pursuant to that certain Securities Purchase Agreement dated January 29, 2007 (the “Securities Purchase Agreement”).

FOR VALUE RECEIVED, the Company hereby promises to pay to the Holder or its successors and assigns the principal sum of Seven Hundred Eleven Thousand One Hundred Ten Dollars ($711,110) together with accrued but unpaid interest on or before January 29, 2010 (the “Maturity Date”) in accordance with the following terms:”

Section 2. Amendment to the Preface of the SPA. The second paragraph under the recitatitions on the first page of the SPA is hereby amended and restated in its entirety as follows:

“WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase up to Seven Hundred Eleven Thousand One Hundred Ten Dollars ($711,110) of secured convertible debentures (the “Convertible Debentures”), which shall be convertible into shares of the Company’s common stock, par value $0.00001 (the “Common Stock”) (as converted, the “Conversion Shares”); of which Six Hundred Thousand Dollars ($600,000) shall be funded within five (5) business day following the date hereof (the “Closing”), Fifty-Five Thousand Five Hundred Fifty-Five Dollars ($55,555) was provided on April 25, 2007 (the “Second Closing”), and Fifty-Five Thousand Five Hundred Fifty-Five Dollars ($55,555) will be provided within three (3) business days of the date of this document (the “Third Closing,” and together with the First Closing and the Second Closing, the “Closings”) for a total purchase price of up to Seven Hundred Eleven Thousand One Hundred Ten Dollars ($711,110), (the “Purchase Price”) in the respective amounts set forth opposite each Buyer(s) name on Schedule I (the “Subscription Amount”).”

Section 3. Amendment to Section 1(b) of the SPA. Section 1(b) of the SPA is hereby amended and restated in its entirety as follows:

“. . .

(b) Closing Date. The closing of the purchase and sale of the Convertible Debentures (the “Closing”) shall take place at 10:00 a.m. Eastern Standard Time on the fifth day following the date hereof, subject to notification of satisfaction of the conditions to such Closing set forth in Sections 6 and 7 below ( the “Closing Date”). The Closing shall occur on the respective Closing Date at the offices of Yorkville Advisors, LLC, 3700 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 (or such other place as is mutually agreed to by the Company and the Buyer). The Third Closing shall take place at 4:00 p.m. Eastern Standard Time on June 19, 2007.”

Section 4. Amendment to Section 4(g) of the SPA. Section 4(g) of the SPA is hereby amended and restated in its entirety as follows:

“…

(g) …

(iv) Simultaneously with the Third Closing, the Company shall pay a fee to the Buyer of $5,555, to be paid directly from the proceeds of the Third Closing.”

Section 5. Representations and Warranties of the Company. Except as set forth in this Amendment, the Company hereby represents and warrants that, as of the date hereof, each of the representations and warranties it made in Section 3 of the SPA remain in full force and effect.

Section 6. Additional Forbearance. The Company and Cornell hereby acknowledge that the Company has not timely filed its Annual Report on Form 10-KSB for the year ended December 31, 2006 and, therefore, the Company is not currently in compliance with certain of its obligations under the Convertible Debenture and SPA with respect to filing reports under the 1934 Act. Cornell hereby agrees to waive on a one-time basis the Company’s default under the Convertible Debenture and SPA with respect to the Company’s failure to timely file its Annual Report on Form 10-KSB for the year ended December 31, 2006 and agrees to forbear from exercising its rights and remedies under the Convertible Debenture, SPA and other Transactions Documents executed in connection therewith, if the Company files its Annual Report on Form 10-KSB for the year ended December 31, 2006 on or before July 15, 2007.

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Section 7. Effect of Amendment. Except as amended hereby, the Convertible Debenture and the SPA shall continue in full force and effect and are hereby incorporated herein by this reference. The Company affirms that the obligation to repay all amounts related to the provision of funds to it by Cornell pursuant to the Second Closing is secured by the security set forth in Section 1(b) of the Convertible Debenture.

Section 8. Governing Law. This Amendment shall be governed by and construed under the laws of the State of New Jersey.

Section 9. Titles and Subtitles. The titles of the sections and subsections of this Amendment are for convenience of reference only and are not to be considered in construing this Amendment.

Section 10. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed as of the date first set forth above.

CORNELL CAPITAL PARTNERS, LP By: Yorkville Advisors, LLC	FALCON NATURAL GAS CORP.
Its: Investment Manager
By:_____________________________ Name: Mark Angelo Its: Portfolio Manager	By:_____________________________ Name: Saul S. Deutsch Title: Chief Financial Officer

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Exhibit 9

PROMISSORY NOTE

July 25, 2007

Jersey City, New Jersey	$2,598,889

FOR VALUE RECEIVED on or about July 19, 2007, the undersigned, FALCON NATURAL GAS CORP., a Nevada corporation (the “Company”), promises to pay CORNELL CAPITAL PARTNERS, L.P. (the “Lender”) at 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 or other address as the Lender shall specify in writing, the principal sum of Two Million Five Hundred Ninety-Eight Thousand Eight Hundred Eighty-Nine U.S. Dollars and 00/100 ($2,598,889) (the “Principal Amount”) and interest at the annual rate of fourteen percent (14%) on the unpaid balance pursuant to the following terms:

1. Principal and Interest.  For value received on the date hereof the Company hereby promises to pay to the order of the Lender in lawful money of the United States of America and in immediately available funds the Principal Amount, together with interest on the unpaid principal of this Note on or before December 1, 2007. The parties acknowledge that their intent is that the amount due and owing on this Note be converted into convertible debentures of the Company pursuant to the transaction set forth in the term sheet attached as Exhibit A hereto and that they will act in good faith to finalize that transaction.

2. Right of Prepayment. The Company at its option shall have the right to prepay, with three (3) business days advance written notice, a portion or all outstanding principal plus accrued Interest under this Note.

3. Use of Proceeds. The Company acknowledges that the proceeds received in exchange for this Note shall be used for general working capital purposes and to make the payments described in Exhibit B hereto. The Company hereby acknowledges and consents that certain of the proceeds underlying this Note shall be used to make the payments described in Exhibit B hereto.

4. Waiver and Consent. To the fullest extent permitted by law and except as otherwise provided herein, the Company waives demand, presentment, protest, notice of dishonor, suit against or joinder of any other person, and all other requirements necessary to charge or hold the Company liable with respect to this Note.

5. Costs, Indemnities and Expenses. In the event of default as described herein, the Company agrees to pay all reasonable fees and costs incurred by the Lender in collecting or securing or attempting to collect or secure this Note, including reasonable attorneys’ fees and expenses, whether or not involving litigation, collecting upon any judgments and/or appellate or bankruptcy proceedings. The Company agrees to pay any documentary stamp taxes, intangible taxes or other taxes which may now or hereafter apply to this Note or any payment made in respect of this Note, and the Company agrees to indemnify and hold the Lender harmless from and against any liability, costs, attorneys’ fees, penalties, interest or expenses relating to any such taxes, as and when the same may be incurred.

6. Event of Default. An “Event of Default” shall be deemed to have occurred upon the occurrence of any of the following: (i) the Company should fail for any reason or for no reason to make any payment of the interest or principal pursuant to this Note within ten (10) days of the date due as prescribed herein; (ii) the Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any material provision of this Note or any of the Transaction Documents (as defined in the Securities Purchase Agreements between the Company and the Lender dated on or about January 29, 2007; April 19, 2005; and October 17, 2005), which is not cured within ten (10) days notice of the default; (iii) the Company or any subsidiary of the Company shall commence, or there shall be commenced against the Company or any subsidiary of the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary of the Company or there is commenced against the Company or any subsidiary of the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty-one (61) days; or the Company or any subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any subsidiary of the Company makes a general assignment for the benefit of creditors; or the Company or any subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary of the Company for the purpose of effecting any of the foregoing; or (iv) a breach by the Company of its obligations, or an event of default, under any agreements entered into between the Company and the Lender which is not cured by any applicable cure period set forth therein.

Upon an Event of Default (as defined above), the entire principal balance and accrued interest outstanding under this Note, and all other obligations of the Company under this Note, shall be immediately due and payable without any action on the part of the Lender, interest shall accrue on the unpaid principal balance at twenty four percent (24%) or the highest rate permitted by applicable law, if lower, and the Lender shall be entitled to seek and institute any and all remedies available to it.

2

7. Maximum Interest Rate. In no event shall any agreed to or actual interest charged, reserved or taken by the Lender as consideration for this Note exceed the limits imposed by New Jersey law. In the event that the interest provisions of this Note shall result at any time or for any reason in an effective rate of interest that exceeds the maximum interest rate permitted by applicable law, then without further agreement or notice the obligation to be fulfilled shall be automatically reduced to such limit and all sums received by the Lender in excess of those lawfully collectible as interest shall be applied against the principal of this Note immediately upon the Lender’s receipt thereof, with the same force and effect as though the Company had specifically designated such extra sums to be so applied to principal and the Lender had agreed to accept such extra payment(s) as a premium-free prepayment or prepayments.

8. Secured Nature of the Note. This Note is secured by (i) the Security Agreement between the Company and the Lender dated November 2, 2005 (the “Security Agreement”) and (ii) mortgages by the Company in favor of the Lender executed in connection with the Securities Purchase Agreement dated on or about January 29, 2007, between the Company and the Lender, and the obligations of the Company under this Note shall be secured thereby.

9. Issuance of Capital Stock. So long as any portion of this Note is outstanding, the Company shall not, without the prior written consent of the Lender, (i) issue or sell shares of common stock or preferred stock without consideration or for a consideration per share less than the fair market value of the common stock determined immediately prior to its issuance, (ii) issue any warrant, option, right, contract, call, or other security instrument granting the holder thereof, the right to acquire common stock without consideration or for a consideration less than such common stock’s fair market value determined immediately prior to it’s issuance, or (iii) enter into any security instrument granting the holder a security interest in any and all assets of the Company, or (iv) file any registration statement on Form S-8.

10. Cancellation of Note. Upon the repayment by the Company of all of its obligations hereunder to the Lender, including, without limitation, the principal amount of this Note, plus accrued but unpaid interest, the indebtedness evidenced hereby shall be deemed canceled and paid in full. Except as otherwise required by law or by the provisions of this Note, payments received by the Lender hereunder shall be applied first against expenses and indemnities, next against interest accrued on this Note, and next in reduction of the outstanding principal balance of this Note.

11. Severability. If any provision of this Note is, for any reason, invalid or unenforceable, the remaining provisions of this Note will nevertheless be valid and enforceable and will remain in full force and effect. Any provision of this Note that is held invalid or unenforceable by a court of competent jurisdiction will be deemed modified to the extent necessary to make it valid and enforceable and as so modified will remain in full force and effect.

3

12. Amendment and Waiver. This Note may be amended, or any provision of this Note may be waived, provided that any such amendment or waiver will be binding on a party hereto only if such amendment or waiver is set forth in a writing executed by the parties hereto. The waiver by any such party hereto of a breach of any provision of this Note shall not operate or be construed as a waiver of any other breach.

13. Successors. Except as otherwise provided herein, this Note shall bind and inure to the benefit of and be enforceable by the parties hereto and their permitted successors and assigns.

14. Assignment. This Note shall not be directly or indirectly assignable or delegable by the Company. The Lender may assign this Note as long as such assignment complies with the Securities Act of 1933, as amended.

15. No Strict Construction. The language used in this Note will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party.

16. Further Assurances. Each party hereto will execute all documents and take such other actions as the other party may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Note.

17. Notices, Consents, etc.  Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) trading day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Company:	Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd., Suite 300 Houston, Texas 77019
Attention: Saul S. Deutsch, CFO
Telephone: (832) 476-8699
Facsimile: (513) 398-9802

With a copy to:	Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard - Suite 2000
Miami, FL 33131-2399
Attention: Ronald S. Haligman, Esq.
Telephone: (305) 539-3339
Facsimile: (305) 358-7095

4

If to the Lender:	Cornell Capital Partners, LP
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
Attention: Mark A. Angelo
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

With a copy to:	David Gonzalez, Esq.
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) trading days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

18. Remedies, Other Obligations, Breaches and Injunctive Relief. The Lender’s remedies provided in this Note shall be cumulative and in addition to all other remedies available to the Lender under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy of the Lender contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Lender’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note. No remedy conferred under this Note upon the Lender is intended to be exclusive of any other remedy available to the Lender, pursuant to the terms of this Note or otherwise. No single or partial exercise by the Lender of any right, power or remedy hereunder shall preclude any other or further exercise thereof. The failure of the Lender to exercise any right or remedy under this Note or otherwise, or delay in exercising such right or remedy, shall not operate as a waiver thereof. Every right and remedy of the Lender under any document executed in connection with this transaction may be exercised from time to time and as often as may be deemed expedient by the Lender. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Lender and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Lender shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, and specific performance without the necessity of showing economic loss and without any bond or other security being required.

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19. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New Jersey, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New Jersey. Each party hereby irrevocably submits to the exclusive jurisdiction of the Superior Court of the State of New Jersey sitting in Hudson County, New Jersey and the United States Federal District Court for the District of New Jersey sitting in Newark, New Jersey, for the adjudication of any dispute hereunder or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

20. No Inconsistent Agreements. None of the parties hereto will hereafter enter into any agreement, which is inconsistent with the rights granted to the parties in this Note.

21. Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties to this Note and their respective permitted successor and assigns, any rights or remedies under or by reason of this Note.

22. Waiver of Jury Trial. AS A MATERIAL INDUCEMENT FOR THE LENDER TO LOAN TO THE COMPANY THE MONIES HEREUNDER, THE COMPANY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.

23. Entire Agreement.  This Note (including any recitals hereto) set forth the entire understanding of the parties with respect to the subject matter hereof, and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.

6

EXHIBIT A

Term Sheet

7

EXHIBIT B

Use of Proceeds

Of the proceeds of this Note, $1,920,000 will be paid directly by the Lender to pay Petrogulf Corporation.

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IN WITNESS WHEREOF, this Promissory Note is executed by the undersigned as of the date hereof.

CORNELL CAPITAL PARTNERS, LP
By: Yorkville Advisors, LLC
Its: Investment Manager

By: ______________________________
Name: Mark Angelo
Its: Portfolio Manager

FALCON NATURAL GAS CORP.

By: ______________________________
Name: Saul S. Deutsch
Title: Chief Financial Officer

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Exhibit 10

Dated: September _____, 2007

THIS SECURED DEBENTURE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE “SECURITIES”), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO A SAFE HARBOR FROM REGISTRATION UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SECURITIES ARE “RESTRICTED” AND MAY NOT BE OFFERED OR SOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT, PURSUANT TO REGULATION D OR PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND THE COMPANY WILL BE PROVIDED WITH OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH EXEMPTIONS ARE AVAILABLE. FURTHER HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE MADE EXCEPT IN COMPLIANCE WITH THE ACT.

FALCON NATURAL GAS CORPORATION

SENIOR SECURED CONVERTIBLE DEBENTURE

September ____, 2009

No. FNGC-3	US$2,598,889

This Convertible Debenture (the “Debenture”) is issued on September _____, 2007 (the “Closing Date”) by Falcon Natural Gas Corporation, a Nevada corporation (the “Company”), to YA Global Investments, LP (together with its permitted successors and assigns, the “Holder”) pursuant to exemptions from registration under the Securities Act of 1933.

WHEREAS, the Company has issued to the Holder, and the Holder has purchased from the Company a Promissory Note on July 19, 2007, in the amount of $2,598,889 (the “Promissory Note”), for which the Holder paid the entire purchase price on July 19, 2007.

WHEREAS, the Company has agreed to accept the Promissory Note as payment in full for this Debenture.

FOR VALUE RECEIVED, the Company hereby promises to pay to the Holder or its successors and assigns the principal sum of Two Million Five Hundred Ninety-Eight Thousand Eight Hundred Eighty-Nine Dollars ($2,598,889) together with accrued but unpaid interest on or before January ____, 2010 (the “Maturity Date”) in accordance with the following terms:

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Section 1.

(a) Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to The Wall Street Journal Prime Rate, as quoted by the print edition of the United States version of The Wall Street Journal, plus two and one-quarter percent (2.25%) (“Interest Rate”). Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder shall be paid on the first day of each calendar quarter (i.e., January 1, April 1, July 1, and October 1), and shall be payable in arrears (or sooner as otherwise provided herein) to the Holder or its assignee in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures in cash.

(b) Security. The Debenture is secured by (i) a security interest in all of the assets of the Company and of each of the Company's subsidiaries as evidenced by the Amended and Restated Security Agreement of even date herewith (the “Security Agreement”), and (ii) a lien on certain equipment and real estate in the States of Louisiana, Texas, and Oklahoma as evidenced by the mortgage of even date herewith, covering the property or properties more fully described therein (the “Real Estate Security” and together with the Security Agreement collectively the “Security Documents”).

(c) Repayment of Principal. Commencing on January 1, 2008, and continuing on the first date of each calendar month thereafter, the Company shall make a cash principal payment to the Holder in an amount equal to fifty percent (50%) of the Company’s Net Revenues for the preceding calendar month. For the purposes of this paragraph, the term “Net Revenues” shall mean gross revenues less expenses of the Company, reasonably and actually incurred, in connection with the operations of wells or properties in which the Company has an interest. Such expenses shall not include corporate overhead or other selling, general, or administrative expenses.

(d) Use of Proceeds. The proceeds to the Company in exchange for the Company’s issuance of this Debenture have been disbursed to Petrogulf Corporation for specific drilling expenses as set forth in the First Amended Full and Final Release, Settlement, and Indemnity Agreement dated September ____, 2007 and agreements and understandings ancillary thereto.

Section 2. Events of Default.

(a) An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) Any default in the payment of the principal of, interest on or other charges in respect of this Debenture, free of any claim of subordination, as and when the same shall become due and payable (whether on Interest Payment Date, Principal Payment Date, a Conversion Date or the Maturity Date or by acceleration or otherwise (collectively, the “Payment Date”)) which is not cured within 15 days of the applicable Payment Date;

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(ii) The Company or any subsidiary of the Company shall commence, or there shall be commenced against the Company or any subsidiary of the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary of the Company or there is commenced against the Company or any subsidiary of the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Company or any subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any subsidiary of the Company makes a general assignment for the benefit of creditors; or the Company or any subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary of the Company for the purpose of effecting any of the foregoing;

(iii) The Company or any subsidiary of the Company shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any subsidiary of the Company in an amount exceeding $100,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(iv) The Common Stock shall cease to be quoted for trading or listing for trading on any of (a) the American Stock Exchange, (b) New York Stock Exchange, (c) the Nasdaq National Market, (d) the Nasdaq Capital Market, or (e) the Nasdaq OTC Bulletin Board (“OTC”) (each, a “Primary Market”) and shall not again be quoted or listed for trading on any Primary Market within five (5) Trading Days of such delisting;

(v) The Company or any subsidiary of the Company shall be a party to any Change of Control Transaction (as defined in Section 6);

(vi) The Company shall fail for any reason to deliver Common Stock certificates to the Holder prior to the fifth (5th) Trading Day after a Conversion Date or the Company shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of this Debenture in accordance with the terms hereof.

(vii) The Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Debenture (except as may be covered by Section 2(a)(i) hereof) which is not cured by the Holder within 15 days of the Holder delivering written notice to the Company specifying the failure, breach or default or any Transaction Document (as defined in Section 6) which is not cured within the time prescribed therein, if any;

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(b) During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash, provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Common Stock of the Company. If an Event of Default occurs and remains uncured, the Conversion Price shall be reduced to the lower of twenty percent (20%) of the VWAP on the Closing Date or twenty-five percent (25%) of the Market Conversion Price. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Debenture at any time after (x) an Event of Default or (y) the Maturity Date at the Conversion Price then in-effect. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Upon an Event of Default, notwithstanding any other provision of this Debenture or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Debenture or the sale of the Underlying Shares.

Section 3. Redemptions. The Company at its option shall have the right to redeem a portion or all amounts outstanding under this Debenture prior to the Maturity Date provided that as of the date of the Holder’s receipt of a Redemption Notice (as defined herein) (i) the Closing Bid Price of the of the Common Stock, as reported by Bloomberg, LP, is less than the Fixed Conversion Price, (ii) at least the number of Conversion Shares representing all principal and accrued interest then due and payable by the Company pursuant to the Debenture are registered for sale under the Securities Act of 1933, and (iii) no Event of Default has occurred. The Company shall pay an amount equal to the principal amount being redeemed plus a redemption premium (“Redemption Premium”) equal to twenty percent (20%) of the principal amount being redeemed, and accrued interest, (collectively referred to as the “Redemption Amount”). In order to make a redemption, the Company shall first provide written notice to the Holder of its intention to make a redemption (the “Redemption Notice”) setting forth the amount of principal it desires to redeem. After receipt of the Redemption Notice the Holder shall have three (3) business days to elect to convert all or any portion of this Debenture, subject to the limitations set forth in Section 4(b). On the fourth (4th) business day after the Redemption Notice, the Company shall deliver to the Holder the Redemption Amount with respect to the principal amount redeemed after giving effect to conversions effected during the three (3) business day period.

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Section 4. Conversion.

(a) Conversion at Option of Holder.

(i) This Debenture shall be convertible into shares of Common Stock (“Conversion Shares”) at the option of the Holder, in whole or in part at any time and from time to time, after the Original Issue Date (as defined in Section 6) (subject to the limitations on conversion set forth in Section 4(b) hereof). The number of shares of Common Stock issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of this Debenture to be converted by (y) the Conversion Price (as defined in Section 4(c)(i)). The Company shall deliver Common Stock certificates to the Holder prior to the Fifth (5th) Trading Day after a Conversion Date.

(ii) Notwithstanding anything to the contrary contained herein, if on any Conversion Date: (1) the number of shares of Common Stock at the time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest hereunder in shares of Common Stock; (2) the Common Stock is not listed or quoted for trading on the OTC or on a Subsequent Market; (3) the Company has failed to timely satisfy its conversion; or (4) the issuance of such shares of Common Stock would result in a violation of Section 4(b), then, at the option of the Holder, the Company, in lieu of delivering shares of Common Stock pursuant to Section 4(a)(i), shall deliver, within three (3) Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price, chosen by the Holder, and multiplied by the highest closing price of the stock from date of the conversion notice until the date that such cash payment is made.

Further, if the Company shall not have delivered any cash due in respect of conversion of this Debenture or as payment of interest thereon by the fifth (5th) Trading Day after the Conversion Date, the Holder may, by notice to the Company, require the Company to issue shares of Common Stock pursuant to Section 4(a), except that for such purpose the Conversion Price applicable thereto shall be the lesser of the Conversion Price on the Conversion Date and the Conversion Price on the date of such Holder demand. Any such shares will be subject to the provisions of this Section.

(iii) The Holder shall effect conversions by delivering to the Company a completed notice in the form attached hereto as Exhibit A (a “Conversion Notice”). The date on which a Conversion Notice is delivered is the “Conversion Date.” Unless the Holder is converting the entire principal amount outstanding under this Debenture, the Holder is not required to physically surrender this Debenture to the Company in order to effect conversions. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount converted and the date of such conversions. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error.

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(b) Certain Conversion Restrictions. A Holder may not convert this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of interest on, this Debenture held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Company the number of shares of Common Stock it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 4.99% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Debenture that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Company shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in Section 4(a)(i) and, at the option of the Holder, either retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess principal amount to the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Company. Other Holders shall be unaffected by any such waiver.

(c) Conversion Price and Adjustments to Conversion Price.

(i) The conversion price in effect on any Conversion Date shall be, at the sole option of the Holder, equal to either (a) $0.02 (the “Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest Volume Weighted Average Price (“VWAP”) of the Common Stock during the five (5) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP (the “Market Conversion Price”). The Fixed Conversion Price and the Market Conversion Price are collectively referred to as the “Conversion Price.” The Conversion Price may be adjusted pursuant to the other terms of this Debenture. Notwithstanding the restriction set forth in Section 4(a)(ii) the Holder shall have the absolute right to convert any or all of this Debenture at the Fixed Conversion Price free of such restriction.

(ii) If the Company, at any time while this Debenture is outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Fixed Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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(iii) If the Company, at any time while this Debenture is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to the Holder) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Fixed Conversion Price, then the Fixed Conversion Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants (plus the number of additional shares of Common Stock offered for subscription or purchase), and of which the numerator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants, plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at the Fixed Conversion Price. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants. However, upon the expiration of any such right, option or warrant to purchase shares of the Common Stock the issuance of which resulted in an adjustment in the Fixed Conversion Price pursuant to this Section, if any such right, option or warrant shall expire and shall not have been exercised, the Fixed Conversion Price shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Fixed Conversion Price made pursuant to the provisions of this Section after the issuance of such rights or warrants) had the adjustment of the Fixed Conversion Price made upon the issuance of such rights, options or warrants been made on the basis of offering for subscription or purchase only that number of shares of the Common Stock actually purchased upon the exercise of such rights, options or warrants actually exercised.

(iv) If the Company or any subsidiary thereof, as applicable, at any time while this Debenture is outstanding, shall issue shares of Common Stock or rights, warrants, options or other securities or debt that are convertible into or exchangeable for shares of Common Stock (“Common Stock Equivalents”) entitling any Person to acquire shares of Common Stock, at a price per share less than the Fixed Conversion Price (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at a price per share which is less than the Fixed Conversion Price, such issuance shall be deemed to have occurred for less than the Fixed Conversion Price), then, at the sole option of the Holder, the Fixed Conversion Price shall be adjusted to mirror the conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than one (1) business day following the issuance of any Common Stock or Common Stock Equivalent subject to this Section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms. No adjustment under this Section shall be made as a result of issuances and exercises of options to purchase shares of Common Stock issued for compensatory purposes pursuant to any of the Company's stock option or stock purchase plans.

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(v) If the Company, at any time while this Debenture is outstanding, shall distribute to all holders of Common Stock (and not to the Holder) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Fixed Conversion Price at which this Debenture shall thereafter be convertible shall be determined by multiplying the Fixed Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Bid Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Bid Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(vi) In case of any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, the Holder shall have the right thereafter to, at its option, (A) convert the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of the Common Stock following such reclassification or share exchange, and the Holder of this Debenture shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture could have been converted immediately prior to such reclassification or share exchange would have been entitled, or (B) require the Company to prepay the outstanding principal amount of this Debenture, plus all interest and other amounts due and payable thereon. The entire prepayment price shall be paid in cash. This provision shall similarly apply to successive reclassifications or share exchanges.

(vii) The Company shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock issuable upon conversion of all outstanding amounts under this Debenture; and within three (3) Business Days following the receipt by the Company of a Holder's notice that such minimum number of Underlying Shares is not so reserved, the Company shall promptly reserve a sufficient number of shares of Common Stock to comply with such requirement.

(viii) All calculations under this Section 4 shall be rounded to the nearest $0.0001 or whole share.

(ix) Whenever the Conversion Price is adjusted pursuant to Section 4 hereof, the Company shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

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(x) If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be mailed to the Holder at its last address as it shall appear upon the stock books of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day calendar period commencing the date of such notice to the effective date of the event triggering such notice.

(xi) In case of any (1) merger or consolidation of the Company or any subsidiary of the Company with or into another Person, or (2) sale by the Company or any subsidiary of the Company of more than one-half of the assets of the Company in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 2(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such aggregate principal amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Debenture with a principal amount equal to the aggregate principal amount of this Debenture then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debentures were issued. In the case of clause (C), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

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(d) Other Provisions.

(i) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in this Debenture) be issuable (taking into account the adjustments and restrictions of Sections 2(b) and 4(c)) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

(ii) Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Bid Price at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(iii) The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debenture so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(iv) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Company 's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

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(v) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder such certificate or certificates pursuant to Section 4(a)(i) by the fifth (5th) Trading Day after the Conversion Date, and if after such fifth (5th) Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the market price of the Common Stock at the time of the sale giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a Debenture in the principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(a)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the market price of the Underlying Shares on the date of conversion was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.

Section 5. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Trading Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd., Suite 300 Houston, Texas 77019
Attention: Saul S. Deutsch, CFO
Telephone: (832) 476-8699
Facsimile: (513) 398-9802

With a copy to:	Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard – Suite 2000
Miami, FL 33131-2399
Attention: Ronald S. Haligman, Esq.
Telephone: (305) 539-3339
Facsimile: (305) 358-7095

If to the Holder:	YA Global Investments, LP
101 Hudson Street, Suite 3700
Jersey City, NJ 07303
Attention: Mark Angelo
Telephone: (201) 985-8300

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With a copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 6. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Approved Stock Plan” means a stock option plan that has been approved by the Board of Directors of the Company prior to the date of the Securities Purchase Agreement, pursuant to which the Company’s securities may be issued only to any employee, officer or director for services provided to the Company.

“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

“Change of Control Transaction” means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of the Company (except that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof), (b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Company which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (c) the merger, consolidation or sale of fifty percent (50%) or more of the assets of the Company or any subsidiary of the Company in one or a series of related transactions with or into another entity, or (d) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c).

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“Closing Bid Price” means the price per share in the last reported trade of the Common Stock on a Primary Market or on the exchange which the Common Stock is then listed as quoted by Bloomberg, LP.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock, par value $0.00001, of the Company and stock of any other class into which such shares may hereafter be changed or reclassified.

“Conversion Date” shall mean the date upon which the Holder gives the Company notice of their intention to effectuate a conversion of this Debenture into shares of the Company’s Common Stock as outlined herein.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Securities” means, (a) shares issued or deemed to have been issued by the Company pursuant to an Approved Stock Plan (b) shares of Common Stock issued or deemed to be issued by the Company upon the conversion, exchange or exercise of any right, option, obligation or security outstanding on the date prior to date of the Securities Purchase Agreement, provided that the terms of such right, option, obligation or security are not amended or otherwise modified on or after the date of the Securities Purchase Agreement, and provided that the conversion price, exchange price, exercise price or other purchase price is not reduced, adjusted or otherwise modified and the number of shares of Common Stock issued or issuable is not increased (whether by operation of, or in accordance with, the relevant governing documents or otherwise) on or after the date of the Securities Purchase Agreement, and (c) the shares of Common Stock issued or deemed to be issued by the Company upon conversion of this Debenture.

“Original Issue Date” shall mean the date of the first issuance of this Debenture regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Debenture.

“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Trading Day” means a day on which the shares of Common Stock are quoted on the OTC or quoted or traded on such Primary Market on which the shares of Common Stock are then quoted or listed; provided, that in the event that the shares of Common Stock are not listed or quoted, then Trading Day shall mean a Business Day.

“Transaction Documents” wherever used herein, means the Securities Purchase Agreements of April 19, 2005; October 17, 2005; and January 29, 2007, and any other agreement executed or delivered in connection therewith; and all other documents, contracts, agreements, promissory notes and evidences of indebtedness now or hereafter existing between the Company and/or its subsidiaries and the Holder, whether or not related to the indebtedness evidenced by this Debenture.

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“Underlying Shares” means the shares of Common Stock issuable upon conversion of this Debenture or as payment of interest in accordance with the terms hereof.

“Underlying Shares Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a “selling stockholder” thereunder.

Section 7. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein. As long as this Debenture is outstanding, the Company shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

Section 8. This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

Section 9. If this Debenture is mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

Section 10. No indebtedness of the Company is senior to this Debenture in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder’s consent, the Company will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Company under this Debenture.

Section 11. This Debenture shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of New Jersey sitting in Hudson County, New Jersey and the U.S. District Court for the District of New Jersey sitting in Newark, New Jersey in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

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Section 12. If the Company fails to strictly comply with the terms of this Debenture, then the Company shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

Section 13. Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

Section 14. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 15. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 16. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

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Section 17. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

[REMAINDER OF PAGE INTENTIONLLY LEFT BLANK]

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IN WITNESS WHEREOF, the Company has caused this Secured Convertible Debenture to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:
FALCON NATURAL GAS CORP.

By:
Name: Saul S. Deutsch
Title: Chief Financial Officer

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EXHIBIT A

CONVERSION NOTICE

(To be executed by the Holder in order to Convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $     of the principal amount of the above Debenture into Shares of Common Stock of FALCON NATURAL GAS CORP., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Amount to be converted:	$
Conversion Price:	$
Number of shares of Common Stock to be issued:
Amount of Debenture Unconverted:	$

Please issue the shares of Common Stock in the following name and to the following address:

Issue to:	YA Global Investments, L.P. 101 Hudson Street, Suite 3700 Jersey City, NJ 07083 Tel: (201) 985-8300 Fax: (201) 985-8266

Authorized Signature:
Name:
Title:
Broker DTC Participant Code:	0158
Account Number:	622 000 07

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Exhibit 11

Dated: September 28, 2007

THIS SECURED DEBENTURE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE “SECURITIES”), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO A SAFE HARBOR FROM REGISTRATION UNDER REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SECURITIES ARE “RESTRICTED” AND MAY NOT BE OFFERED OR SOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT, PURSUANT TO REGULATION D OR PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND THE COMPANY WILL BE PROVIDED WITH OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH EXEMPTIONS ARE AVAILABLE. FURTHER HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE MADE EXCEPT IN COMPLIANCE WITH THE ACT.

FALCON NATURAL GAS CORPORATION

SENIOR SECURED CONVERTIBLE DEBENTURE

January 28, 2010

No. FNGC-4	US$650,806

This Convertible Debenture (the “Debenture”) is issued on September 28, 2007 (the “Closing Date”) by Falcon Natural Gas Corporation, a Nevada corporation (the “Company”), to YA Global Investments, LP (together with its permitted successors and assigns, the “Holder”) pursuant to exemptions from registration under the Securities Act of 1933, as amended, and pursuant to that certain Securities Purchase Agreement dated September 28, 2007 (the “Securities Purchase Agreement”).

FOR VALUE RECEIVED, the Company hereby promises to pay to the Holder or its successors and assigns the principal sum of Six Hundred Fifty Thousand Eight Hundred and Six Dollars ($610,806) together with accrued but unpaid interest on or before January 28, 2010 (the “Maturity Date”) in accordance with the following terms:

Section 1.

(a) Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to The Wall Street Journal Prime Rate, as quoted by the print edition of the United States version of The Wall Street Journal, plus two and one-quarter percent (2.25%) (“Interest Rate”). Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder shall be paid on the first day of each calendar quarter (i.e., January 1, April 1, July 1, and October 1), and shall be payable in arrears (or sooner as otherwise provided herein) to the Holder or its assignee in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures in cash.

(b) Security. The Debenture is secured by (i) a security interest in all of the assets of the Company and of each of the Company's subsidiaries as evidenced by the Amended and Restated Security Agreement of even date herewith (the “Security Agreement”), and (ii) a lien on certain equipment and real estate in the States of Louisiana, Texas, and Oklahoma as evidenced by the mortgage of even date herewith, covering the property or properties more fully described therein (the “Real Estate Security” and together with the Security Agreement collectively the “Security Documents”). The Company is also providing the Holder with a Conveyance of Overriding Royalty Interest, dated of even date herewith (the “ORRI Conveyance”).

(c) Repayment of Principal. Commencing on January 1, 2008, and continuing on the first date of each calendar month thereafter, the Company shall make a cash principal payment to the Holder in an amount equal to fifty percent (50%) of the Company’s Net Revenues for the preceding calendar month. For the purposes of this paragraph, the term “Net Revenues” shall mean gross revenues less expenses of the Company, reasonably and actually incurred, in connection with the operations of wells or properties in which the Company has an interest. Such expenses shall not include corporate overhead or other selling, general, or administrative expenses.

(d) Use of Proceeds. The proceeds to the Company in exchange for the Company’s issuance of this Debenture shall be immediately disbursed to Petrogulf Corporation for specific drilling expenses as set forth in the First Amended Full and Final Release, Settlement, and Indemnity Agreement dated September 7, 2007 and agreements and understandings ancillary thereto.

Section 2. Events of Default.

(a) An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) Any default in the payment of the principal of, interest on or other charges in respect of this Debenture, free of any claim of subordination, as and when the same shall become due and payable (whether on Interest Payment Date, Principal Payment Date, a Conversion Date or the Maturity Date or by acceleration or otherwise (collectively, the “Payment Date”)) which is not cured within 15 days of the applicable Payment Date;

(ii) The Company or any subsidiary of the Company shall commence, or there shall be commenced against the Company or any subsidiary of the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary of the Company or there is commenced against the Company or any subsidiary of the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Company or any subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any subsidiary of the Company makes a general assignment for the benefit of creditors; or the Company or any subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary of the Company for the purpose of effecting any of the foregoing;

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(iii) The Company or any subsidiary of the Company shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any subsidiary of the Company in an amount exceeding $100,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(iv) The Common Stock shall cease to be quoted for trading or listing for trading on any of (a) the American Stock Exchange, (b) New York Stock Exchange, (c) the Nasdaq National Market, (d) the Nasdaq Capital Market, or (e) the Nasdaq OTC Bulletin Board (“OTC”) (each, a “Primary Market”) and shall not again be quoted or listed for trading on any Primary Market within five (5) Trading Days of such delisting;

(v) The Company or any subsidiary of the Company shall be a party to any Change of Control Transaction (as defined in Section 6);

(vi) The Company shall fail for any reason to deliver Common Stock certificates to the Holder prior to the fifth (5th) Trading Day after a Conversion Date or the Company shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of this Debenture in accordance with the terms hereof.

(vii) The Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Debenture (except as may be covered by Section 2(a)(i) hereof) which is not cured by the Holder within 15 days of the Holder delivering written notice to the Company specifying the failure, breach or default or any Transaction Document (as defined in Section 6) which is not cured within the time prescribed therein, if any;

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(b) During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash, provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Common Stock of the Company. If an Event of Default occurs and remains uncured, the Conversion Price shall be reduced to the lower of twenty percent (20%) of the VWAP on the Closing Date or twenty-five percent (25%) of the Market Conversion Price. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Debenture at any time after (x) an Event of Default or (y) the Maturity Date at the Conversion Price then in-effect. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Upon an Event of Default, notwithstanding any other provision of this Debenture or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Debenture or the sale of the Underlying Shares.

Section 3. Redemptions. The Company at its option shall have the right to redeem a portion or all amounts outstanding under this Debenture prior to the Maturity Date provided that as of the date of the Holder’s receipt of a Redemption Notice (as defined herein) (i) the Closing Bid Price of the of the Common Stock, as reported by Bloomberg, LP, is less than the Fixed Conversion Price, (ii) at least the number of Conversion Shares representing all principal and accrued interest then due and payable by the Company pursuant to the Debenture are registered for sale under the Securities Act of 1933, and (iii) no Event of Default has occurred. The Company shall pay an amount equal to the principal amount being redeemed plus a redemption premium (“Redemption Premium”) equal to twenty percent (20%) of the principal amount being redeemed, and accrued interest, (collectively referred to as the “Redemption Amount”). In order to make a redemption, the Company shall first provide written notice to the Holder of its intention to make a redemption (the “Redemption Notice”) setting forth the amount of principal it desires to redeem. After receipt of the Redemption Notice the Holder shall have three (3) business days to elect to convert all or any portion of this Debenture, subject to the limitations set forth in Section 4(b). On the fourth (4th) business day after the Redemption Notice, the Company shall deliver to the Holder the Redemption Amount with respect to the principal amount redeemed after giving effect to conversions effected during the three (3) business day period.

Section 4. Conversion.

(a) Conversion at Option of Holder.

(i) This Debenture shall be convertible into shares of Common Stock (“Conversion Shares”) at the option of the Holder, in whole or in part at any time and from time to time, after the Original Issue Date (as defined in Section 6) (subject to the limitations on conversion set forth in Section 4(b) hereof). The number of shares of Common Stock issuable upon a conversion hereunder equals the quotient obtained by dividing (x) the outstanding amount of this Debenture to be converted by (y) the Conversion Price (as defined in Section 4(c)(i)). The Company shall deliver Common Stock certificates to the Holder prior to the Fifth (5th) Trading Day after a Conversion Date.

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(ii) Notwithstanding anything to the contrary contained herein, if on any Conversion Date: (1) the number of shares of Common Stock at the time authorized, unissued and unreserved for all purposes, or held as treasury stock, is insufficient to pay principal and interest hereunder in shares of Common Stock; (2) the Common Stock is not listed or quoted for trading on the OTC or on a Subsequent Market; (3) the Company has failed to timely satisfy its conversion; or (4) the issuance of such shares of Common Stock would result in a violation of Section 4(b), then, at the option of the Holder, the Company, in lieu of delivering shares of Common Stock pursuant to Section 4(a)(i), shall deliver, within three (3) Trading Days of each applicable Conversion Date, an amount in cash equal to the product of the outstanding principal amount to be converted plus any interest due therein divided by the Conversion Price, chosen by the Holder, and multiplied by the highest closing price of the stock from date of the conversion notice until the date that such cash payment is made.

Further, if the Company shall not have delivered any cash due in respect of conversion of this Debenture or as payment of interest thereon by the fifth (5th) Trading Day after the Conversion Date, the Holder may, by notice to the Company, require the Company to issue shares of Common Stock pursuant to Section 4(a), except that for such purpose the Conversion Price applicable thereto shall be the lesser of the Conversion Price on the Conversion Date and the Conversion Price on the date of such Holder demand. Any such shares will be subject to the provisions of this Section.

(iii) The Holder shall effect conversions by delivering to the Company a completed notice in the form attached hereto as Exhibit A (a “Conversion Notice”). The date on which a Conversion Notice is delivered is the “Conversion Date.” Unless the Holder is converting the entire principal amount outstanding under this Debenture, the Holder is not required to physically surrender this Debenture to the Company in order to effect conversions. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount converted and the date of such conversions. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error.

(b) Certain Conversion Restrictions. A Holder may not convert this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent such conversion or receipt of such interest payment would result in the Holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, and payment of interest on, this Debenture held by such Holder after application of this Section. Since the Holder will not be obligated to report to the Company the number of shares of Common Stock it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 4.99% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Debenture that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Company shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with the periods described in Section 4(a)(i) and, at the option of the Holder, either retain any principal amount tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess principal amount to the Holder. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Company. Other Holders shall be unaffected by any such waiver.

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(c) Conversion Price and Adjustments to Conversion Price.

(i) The conversion price in effect on any Conversion Date shall be, at the sole option of the Holder, equal to either (a) $0.02 (the “Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest Volume Weighted Average Price (“VWAP”) of the Common Stock during the five (5) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP (the “Market Conversion Price”). The Fixed Conversion Price and the Market Conversion Price are collectively referred to as the “Conversion Price.” The Conversion Price may be adjusted pursuant to the other terms of this Debenture. Notwithstanding the restriction set forth in Section 4(a)(ii) the Holder shall have the absolute right to convert any or all of this Debenture at the Fixed Conversion Price free of such restriction.

(ii) If the Company, at any time while this Debenture is outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Fixed Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(iii) If the Company, at any time while this Debenture is outstanding, shall issue rights, options or warrans to all holders of Common Stock (and not to the Holder) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Fixed Conversion Price, then the Fixed Conversion Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants (plus the number of additional shares of Common Stock offered for subscription or purchase), and of which the numerator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants, plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at the Fixed Conversion Price. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants. However, upon the expiration of any such right, option or warrant to purchase shares of the Common Stock the issuance of which resulted in an adjustment in the Fixed Conversion Price pursuant to this Section, if any such right, option or warrant shall expire and shall not have been exercised, the Fixed Conversion Price shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Fixed Conversion Price made pursuant to the provisions of this Section after the issuance of such rights or warrants) had the adjustment of the Fixed Conversion Price made upon the issuance of such rights, options or warrants been made on the basis of offering for subscription or purchase only that number of shares of the Common Stock actually purchased upon the exercise of such rights, options or warrants actually exercised.

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(iv) If the Company or any subsidiary thereof, as applicable, at any time while this Debenture is outstanding, shall issue shares of Common Stock or rights, warrants, options or other securities or debt that are convertible into or exchangeable for shares of Common Stock (“Common Stock Equivalents”) entitling any Person to acquire shares of Common Stock, at a price per share less than the Fixed Conversion Price (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at a price per share which is less than the Fixed Conversion Price, such issuance shall be deemed to have occurred for less than the Fixed Conversion Price), then, at the sole option of the Holder, the Fixed Conversion Price shall be adjusted to mirror the conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than one (1) business day following the issuance of any Common Stock or Common Stock Equivalent subject to this Section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms. No adjustment under this Section shall be made as a result of issuances and exercises of options to purchase shares of Common Stock issued for compensatory purposes pursuant to any of the Company's stock option or stock purchase plans.

(v) If the Company, at any time while this Debenture is outstanding, shall distribute to all holders of Common Stock (and not to the Holder) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Fixed Conversion Price at which this Debenture shall thereafter be convertible shall be determined by multiplying the Fixed Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Bid Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Bid Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

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(vi) In case of any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, the Holder shall have the right thereafter to, at its option, (A) convert the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of the Common Stock following such reclassification or share exchange, and the Holder of this Debenture shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which the then outstanding principal amount, together with all accrued but unpaid interest and any other amounts then owing hereunder in respect of this Debenture could have been converted immediately prior to such reclassification or share exchange would have been entitled, or (B) require the Company to prepay the outstanding principal amount of this Debenture, plus all interest and other amounts due and payable thereon. The entire prepayment price shall be paid in cash. This provision shall similarly apply to successive reclassifications or share exchanges.

(vii) The Company shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock issuable upon conversion of all outstanding amounts under this Debenture; and within three (3) Business Days following the receipt by the Company of a Holder's notice that such minimum number of Underlying Shares is not so reserved, the Company shall promptly reserve a sufficient number of shares of Common Stock to comply with such requirement.

(viii) All calculations under this Section 4 shall be rounded to the nearest $0.0001 or whole share.

(ix) Whenever the Conversion Price is adjusted pursuant to Section 4 hereof, the Company shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(x) If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be mailed to the Holder at its last address as it shall appear upon the stock books of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day calendar period commencing the date of such notice to the effective date of the event triggering such notice.

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(xi) In case of any (1) merger or consolidation of the Company or any subsidiary of the Company with or into another Person, or (2) sale by the Company or any subsidiary of the Company of more than one-half of the assets of the Company in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 2(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such aggregate principal amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Debenture with a principal amount equal to the aggregate principal amount of this Debenture then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debentures were issued. In the case of clause (C), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

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(d) Other Provisions.

(i) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in this Debenture) be issuable (taking into account the adjustments and restrictions of Sections 2(b) and 4(c)) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

(ii) Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Bid Price at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(iii) The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debenture so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(iv) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Company 's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(v) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder such certificate or certificates pursuant to Section 4(a)(i) by the fifth (5th) Trading Day after the Conversion Date, and if after such fifth (5th) Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the market price of the Common Stock at the time of the sale giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a Debenture in the principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(a)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the market price of the Underlying Shares on the date of conversion was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.

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Section 5. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Trading Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd., Suite 300 Houston, Texas 77019
Attention: Saul S. Deutsch, CFO
Telephone: (832) 476-8699
Facsimile: (513) 398-9802

With a copy to:	Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard - Suite 2000
Miami, FL 33131-2399
Attention: Ronald S. Haligman, Esq.
Telephone: (305) 539-3339
Facsimile: (305) 358-7095

If to the Holder:	YA Global Investments, LP
101 Hudson Street, Suite 3700
Jersey City, NJ 07303
Attention: Mark Angelo
Telephone: (201) 985-8300

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With a copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 6. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Approved Stock Plan” means a stock option plan that has been approved by the Board of Directors of the Company prior to the date of the Securities Purchase Agreement, pursuant to which the Company’s securities may be issued only to any employee, officer or director for services provided to the Company.

“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

“Change of Control Transaction” means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of the Company (except that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof), (b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Company which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (c) the merger, consolidation or sale of fifty percent (50%) or more of the assets of the Company or any subsidiary of the Company in one or a series of related transactions with or into another entity, or (d) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c).

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“Closing Bid Price” means the price per share in the last reported trade of the Common Stock on a Primary Market or on the exchange which the Common Stock is then listed as quoted by Bloomberg, LP.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock, par value $0.00001, of the Company and stock of any other class into which such shares may hereafter be changed or reclassified.

“Conversion Date” shall mean the date upon which the Holder gives the Company notice of their intention to effectuate a conversion of this Debenture into shares of the Company’s Common Stock as outlined herein.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Securities” means, (a) shares issued or deemed to have been issued by the Company pursuant to an Approved Stock Plan (b) shares of Common Stock issued or deemed to be issued by the Company upon the conversion, exchange or exercise of any right, option, obligation or security outstanding on the date prior to date of the Securities Purchase Agreement, provided that the terms of such right, option, obligation or security are not amended or otherwise modified on or after the date of the Securities Purchase Agreement, and provided that the conversion price, exchange price, exercise price or other purchase price is not reduced, adjusted or otherwise modified and the number of shares of Common Stock issued or issuable is not increased (whether by operation of, or in accordance with, the relevant governing documents or otherwise) on or after the date of the Securities Purchase Agreement, and (c) the shares of Common Stock issued or deemed to be issued by the Company upon conversion of this Debenture.

“Original Issue Date” shall mean the date of the first issuance of this Debenture regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Debenture.

“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Trading Day” means a day on which the shares of Common Stock are quoted on the OTC or quoted or traded on such Primary Market on which the shares of Common Stock are then quoted or listed; provided, that in the event that the shares of Common Stock are not listed or quoted, then Trading Day shall mean a Business Day.

“Transaction Documents” wherever used herein, means the Securities Purchase Agreement or any other agreement delivered in connection with the Securities Purchase Agreement, including, without limitation, the Security Documents, the ORRI Conveyance, the Irrevocable Transfer Agent Instructions, and the Registration Rights Agreement; the Securities Purchase Agreements of April 19, 2005; October 17, 2005; and (on or about) January 20, 2007 and any other agreement executed or delivered in connection therewith; and all other documents, contracts, agreements, promissory notes and evidences of indebtedness now or hereafter existing between the Company and/or its subsidiaries and the Holder, whether or not related to the indebtedness evidenced by this Debenture.

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“Underlying Shares” means the shares of Common Stock issuable upon conversion of this Debenture or as payment of interest in accordance with the terms hereof.

“Underlying Shares Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a “selling stockholder” thereunder.

Section 7. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein. As long as this Debenture is outstanding, the Company shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

Section 8. This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

Section 9. If this Debenture is mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

Section 10. No indebtedness of the Company is senior to this Debenture in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder’s consent, the Company will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Company under this Debenture.

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Section 11. This Debenture shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of New Jersey sitting in Hudson County, New Jersey and the U.S. District Court for the District of New Jersey sitting in Newark, New Jersey in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

Section 12. If the Company fails to strictly comply with the terms of this Debenture, then the Company shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

Section 13. Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

Section 14. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 15. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

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Section 16. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 17. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

[REMAINDER OF PAGE INTENTIONLLY LEFT BLANK]

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IN WITNESS WHEREOF, the Company has caused this Secured Convertible Debenture to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:
FALCON NATURAL GAS CORP.

By:
Name: Saul S. Deutsch
Title: Chief Financial Officer

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EXHIBIT A

CONVERSION NOTICE

(To be executed by the Holder in order to Convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $_____________________________of the principal amount of the above Debenture into Shares of Common Stock of FALCON NATURAL GAS CORP., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Amount to be converted:	$
Conversion Price:	$
Number of shares of Common Stock to be issued:
Amount of Debenture Unconverted:	$

Please issue the shares of Common Stock in the following name and to the following address:

Issue to:		YA Global Investments, L.P. 101 Hudson Street, Suite 3700 Jersey City, NJ 07083 Tel: (201) 985-8300 Fax: (201) 985-8266

Authorized Signature:
Name:
Title:
Broker DTC Participant Code:		0158
Account Number:		622 000 07

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Exhibit 12

WARRANT

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

FALCON NATURAL GAS CORPORATION

Warrant To Purchase Common Stock

Warrant No.: FNGC-2-1	Number of Shares: 290,000,000
Warrant Exercise Price: $0.02
Expiration Date: September 28, 2012

Date of Issuance: September 28, 2007

Falcon Natural Gas Corporation, a Nevada corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, YA Global Investments, L.P. (the “Holder”), the registered holder hereof or its permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after the date hereof, but not after 11:59 P.M. Eastern Time on the Expiration Date (as defined herein) up to Two Hundred Ninety Million (290,000,000) fully paid and nonassessable shares of Common Stock (as defined herein) of the Company (the “Warrant Shares”) at the exercise price per share provided in Section 1(b) below or as subsequently adjusted; provided, however, that in no event shall the holder be entitled to exercise this Warrant for a number of Warrant Shares in excess of that number of Warrant Shares which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the holder and its affiliates to exceed 4.99% of the outstanding shares of the Common Stock following such exercise, except within sixty (60) days of the Expiration Date (however, such restriction may be waived by Holder (but only as to itself and not to any other holder) upon not less than 65 days prior notice to the Company). For purposes of the foregoing proviso, the aggregate number of shares of Common Stock beneficially owned by the holder and its affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such proviso is being made, but shall exclude shares of Common Stock which would be issuable upon (i) exercise of the remaining, unexercised Warrants beneficially owned by the holder and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by the holder and its affiliates (including, without limitation, any convertible notes or preferred stock) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock a holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-QSB or Form 10-KSB, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or its transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written request of any holder, the Company shall promptly, but in no event later than one (1) Business Day following the receipt of such notice, confirm in writing to any such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the exercise of Warrants (as defined below) by such holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported.

Section 1.

(a) This Warrant is one of the warrants issued pursuant to Section 1(a) of the Securities Purchase Agreement (“Securities Purchase Agreement”) dated the date hereof between the Company and the Buyers listed on Schedule I thereto or issued in exchange or substitution thereafter or replacement thereof. Each Capitalized term used, and not otherwise defined herein, shall have the meaning ascribed thereto in the Securities Purchase Agreement.

(b) Definitions. The following words and terms as used in this Warrant shall have the following meanings:

(i) “Approved Stock Plan” means a stock option plan that has been approved by the Board of Directors of the Company prior to the date of the Securities Purchase Agreement, pursuant to which the Company’s securities may be issued only to any employee, officer or director for services provided to the Company.

(ii) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

(iii) “Closing Bid Price” means the closing bid price of Common Stock as quoted on the Principal Market (as reported by Bloomberg Financial Markets (“Bloomberg”) through its “Volume at Price” function).

(iv) “Common Stock” means (i) the Company’s common stock, par value $0.00001 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

(v) “Event of Default” means an event of default under the Securities Purchase Agreement or the Convertible Debentures issued in connection therewith.

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(vi) “Excluded Securities” means, (a) shares issued or deemed to have been issued by the Company pursuant to an Approved Stock Plan, (b) shares of Common Stock issued or deemed to be issued by the Company upon the conversion, exchange or exercise of any right, option, obligation or security outstanding on the date prior to date of the Securities Purchase Agreement, provided that the terms of such right, option, obligation or security are not amended or otherwise modified on or after the date of the Securities Purchase Agreement, and provided that the conversion price, exchange price, exercise price or other purchase price is not reduced, adjusted or otherwise modified and the number of shares of Common Stock issued or issuable is not increased (whether by operation of, or in accordance with, the relevant governing documents or otherwise) on or after the date of the Securities Purchase Agreement, and (c) the shares of Common Stock issued or deemed to be issued by the Company upon conversion of the Convertible Debentures or exercise of the Warrants.

(vii) “Expiration Date” means August 28, 2012.

(viii) “Issuance Date” means the date hereof.

(ix) “Options” means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

(x) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(xi) “Primary Market” means on any of (a) the American Stock Exchange, (b) New York Stock Exchange, (c) the Nasdaq Global Market, (d) the Nasdaq Capital Market, or (e) the Nasdaq OTC Bulletin Board (“OTCBB”)

(xii) “Securities Act” means the Securities Act of 1933, as amended.

(xiii) “Warrant” means this Warrant and all Warrants issued in exchange, transfer or replacement thereof.

(xiv) “Warrant Exercise Price” shall be $0.02 or as subsequently adjusted as provided in Section 8 hereof.

(c) Other Definitional Provisions.

(i) Except as otherwise specified herein, all references herein (A) to the Company shall be deemed to include the Company’s successors and (B) to any applicable law defined or referred to herein shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

(ii) When used in this Warrant, the words “herein”, “hereof”, and “hereunder” and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words “Section”, “Schedule”, and “Exhibit” shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified.

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(iii) Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

Section 2. Exercise of Warrant.

(a) Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 11:59 P.M. Eastern Time on the Expiration Date (i) by delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the “Exercise Notice”), of such holder’s election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, payment to the Company of an amount equal to the Warrant Exercise Price(s) applicable to the Warrant Shares being purchased, multiplied by the number of Warrant Shares (at the applicable Warrant Exercise Price) as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the “Aggregate Exercise Price”) in cash or wire transfer of immediately available funds and the surrender of this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following such date (“Cash Basis”) or (ii) if at the time of exercise, the Warrant Shares are not subject to an effective registration statement or if an Event of Default has occurred, by delivering an Exercise Notice and in lieu of making payment of the Aggregate Exercise Price in cash or wire transfer, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (the “Cashless Exercise”):

Net Number = (A x B) – (A x C)
B

For purposes of the foregoing formula:

A = the total number of Warrant Shares with respect to which this Warrant is then being exercised.

B = the Closing Bid Price of the Common Stock on the date of exercise of the Warrant.

C = the Warrant Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2, the Company shall on or before the fifth (5th) Business Day following the date of receipt of the Exercise Notice, the Aggregate Exercise Price and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) and the receipt of the representations of the holder specified in Section 6 hereof, if requested by the Company (the “Exercise Delivery Documents”), and if the Common Stock is DTC eligible, credit such aggregate number of shares of Common Stock to which the holder shall be entitled to the holder’s or its designee’s balance account with The Depository Trust Company; provided, however, if the holder who submitted the Exercise Notice requested physical delivery of any or all of the Warrant Shares, or, if the Common Stock is not DTC eligible then the Company shall, on or before the fifth (5th) Business Day following receipt of the Exercise Delivery Documents, issue and surrender to a common carrier for overnight delivery to the address specified in the Exercise Notice, a certificate, registered in the name of the holder, for the number of shares of Common Stock to which the holder shall be entitled pursuant to such request. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (i) or (ii) above the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised. In the case of a dispute as to the determination of the Warrant Exercise Price, the Closing Bid Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the holder the number of Warrant Shares that is not disputed and shall submit the disputed determinations or arithmetic calculations to the holder via facsimile within one (1) Business Day of receipt of the holder’s Exercise Notice.

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(b) If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or arithmetic calculation of the Warrant Shares within one (1) day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company shall immediately submit via facsimile (i) the disputed determination of the Warrant Exercise Price or the Closing Bid Price to an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Warrant Shares to its independent, outside accountant. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than forty-eight (48) hours from the time it receives the disputed determinations or calculations. Such investment banking firm’s or accountant’s determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(c) Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant Shares with respect to which such Warrant is exercised.

(d) No fractional Warrant Shares are to be issued upon any pro rata exercise of this Warrant, but rather the number of Warrant Shares issued upon such exercise of this Warrant shall be rounded up or down to the nearest whole number.

(e) If the Company or its Transfer Agent shall fail for any reason or for no reason to issue to the holder within ten (10) days of receipt of the Exercise Delivery Documents, a certificate for the number of Warrant Shares to which the holder is entitled or to credit the holder’s balance account with The Depository Trust Company for such number of Warrant Shares to which the holder is entitled upon the holder’s exercise of this Warrant, the Company shall, in addition to any other remedies under this Warrant or otherwise available to such holder, pay as additional damages in cash to such holder on each day the issuance of such certificate for Warrant Shares is not timely effected an amount equal to 0.025% of the product of (A) the sum of the number of Warrant Shares not issued to the holder on a timely basis and to which the holder is entitled, and (B) the Closing Bid Price of the Common Stock for the trading day immediately preceding the last possible date which the Company could have issued such Common Stock to the holder without violating this Section 2.

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(f) If within ten (10) days after the Company’s receipt of the Exercise Delivery Documents, the Company fails to deliver a new Warrant to the holder for the number of Warrant Shares to which such holder is entitled pursuant to Section 2 hereof, then, in addition to any other available remedies under this Warrant, or otherwise available to such holder, the Company shall pay as additional damages in cash to such holder on each day after such tenth (10th) day that such delivery of such new Warrant is not timely effected in an amount equal to 0.25% of the product of (A) the number of Warrant Shares represented by the portion of this Warrant which is not being exercised and (B) the Closing Bid Price of the Common Stock for the trading day immediately preceding the last possible date which the Company could have issued such Warrant to the holder without violating this Section 2.

Section 3. Covenants as to Common Stock. The Company hereby covenants and agrees as follows:

(a) This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b) All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(c) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least one hundred percent (100%) of the number of shares of Common Stock needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price. If at any time the Company does not have a sufficient number of shares of Common Stock authorized and available, then the Company shall call and hold a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of authorized shares of Common Stock.

(d) If at any time after the date hereof the Company shall file a registration statement, the Company shall include the Warrant Shares issuable to the holder, pursuant to the terms of this Warrant and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Warrant Shares from time to time issuable upon the exercise of this Warrant; and the Company shall so list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

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(e) The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant. The Company will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and (ii) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

(f) This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets.

Section 4. Taxes. The Company shall pay any and all taxes, except any applicable withholding, which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

Section 5. Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant Shares which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 5, the Company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

Section 6. Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, the holder does not agree to hold this Warrant or any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of this Warrant and the Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. The holder of this Warrant further represents, by acceptance hereof, that, as of this date, such holder is an “accredited investor” as such term is defined in Rule 501(a)(1) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act (an “Accredited Investor”). Upon exercise of this Warrant the holder shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Warrant Shares so purchased are being acquired solely for the holder’s own account and not as a nominee for any other party, for investment, and not with a view toward distribution or resale and that such holder is an Accredited Investor. If such holder cannot make such representations because they would be factually incorrect, it shall be a condition to such holder’s exercise of this Warrant that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of its securities upon exercise of this Warrant shall not violate any United States or state securities laws.

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Section 7. Ownership and Transfer.

(a) The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

Section 8. Adjustment of Warrant Exercise Price and Number of Shares. The Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be adjusted from time to time as follows:

(a) Adjustment of Warrant Exercise Price and Number of Shares upon Issuance of Common Stock. If and whenever on or after the Issuance Date of this Warrant, the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock (other than Excluded Securities) for a consideration per share less than a price (the “Applicable Price”) equal to the Warrant Exercise Price in effect immediately prior to such issuance or sale, then immediately after such issue or sale the Warrant Exercise Price then in effect shall be reduced to an amount equal to such consideration per share. Upon each such adjustment of the Warrant Exercise Price hereunder, the number of Warrant Shares issuable upon exercise of this Warrant shall be adjusted to the number of shares determined by multiplying the Warrant Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Warrant Exercise Price resulting from such adjustment.

(b) Effect on Warrant Exercise Price of Certain Events. For purposes of determining the adjusted Warrant Exercise Price under Section 8(a) above, the following shall be applicable:

(i) Issuance of Options. If after the date hereof, the Company in any manner grants any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange of any convertible securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 8(b)(i), the lowest price per share for which one share of Common Stock is issuable upon exercise of such Options or upon conversion or exchange of such Convertible Securities shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the granting or sale of the Option, upon exercise of the Option or upon conversion or exchange of any convertible security issuable upon exercise of such Option. No further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Stock or of such convertible securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such convertible securities.

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(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any convertible securities and the lowest price per share for which one share of Common Stock is issuable upon the conversion or exchange thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such convertible securities for such price per share. For the purposes of this Section 8(b)(ii), the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Common Stock upon the issuance or sale of the convertible security and upon conversion or exchange of such convertible security. No further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made upon exercise of any Options for which adjustment of the Warrant Exercise Price had been or are to be made pursuant to other provisions of this Section 8(b), no further adjustment of the Warrant Exercise Price shall be made by reason of such issue or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exchangeable for Common Stock changes at any time, the Warrant Exercise Price in effect at the time of such change shall be adjusted to the Warrant Exercise Price which would have been in effect at such time had such Options or convertible securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold and the number of Warrant Shares issuable upon exercise of this Warrant shall be correspondingly readjusted. For purposes of this Section 8(b)(iii), if the terms of any Option or convertible security that was outstanding as of the Issuance Date of this Warrant are changed in the manner described in the immediately preceding sentence, then such Option or convertible security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment pursuant to this Section 8(b) shall be made if such adjustment would result in an increase of the Warrant Exercise Price then in effect.

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(iv) Calculation of Consideration Received. If any Common Stock, Options or convertible securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefore will be deemed to be the net amount received by the Company therefore. If any Common Stock, Options or convertible securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Company will be the market price of such securities on the date of receipt of such securities. If any Common Stock, Options or convertible securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefore will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or convertible securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the holders of Warrants representing at least two-thirds (b) of the Warrant Shares issuable upon exercise of the Warrants then outstanding. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holders of Warrants representing at least two-thirds (b) of the Warrant Shares issuable upon exercise of the Warrants then outstanding. The determination of such appraiser shall be final and binding upon all parties and the fees and expenses of such appraiser shall be borne jointly by the Company and the holders of Warrants.

(v) Integrated Transactions. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01.

(vi) Treasury Shares. The number of shares of Common Stock outstanding at any given time does not include shares owned or held by or for the account of the Company, and the disposition of any shares so owned or held will be considered an issue or sale of Common Stock.

(vii) Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (1) to receive a dividend or other distribution payable in Common Stock, Options or in convertible securities or (2) to subscribe for or purchase Common Stock, Options or convertible securities, then such record date will be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(c) Adjustment of Warrant Exercise Price upon Subdivision or Combination of Common Stock. If the Company at any time after the date of issuance of this Warrant subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, any Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon exercise of this Warrant will be proportionately increased. If the Company at any time after the date of issuance of this Warrant combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, any Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant will be proportionately decreased. Any adjustment under this Section 8(c) shall become effective at the close of business on the date the subdivision or combination becomes effective.

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(d) Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case:

(i) any Warrant Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Warrant Exercise Price by a fraction of which (A) the numerator shall be the Closing Sale Price of the Common Stock on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one share of Common Stock, and (B) the denominator shall be the Closing Sale Price of the Common Stock on the trading day immediately preceding such record date; and

(ii) either (A) the number of Warrant Shares obtainable upon exercise of this Warrant shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding clause (i), or (B) in the event that the Distribution is of common stock of a company whose common stock is traded on a national securities exchange or a national automated quotation system, then the holder of this Warrant shall receive an additional warrant to purchase Common Stock, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the amount of the assets that would have been payable to the holder of this Warrant pursuant to the Distribution had the holder exercised this Warrant immediately prior to such record date and with an exercise price equal to the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding clause (i).

(e) Certain Events. If any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Warrant Exercise Price and the number of shares of Common Stock obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided, except as set forth in section 8(c),that no such adjustment pursuant to this Section 8(e) will increase the Warrant Exercise Price or decrease the number of shares of Common Stock obtainable as otherwise determined pursuant to this Section 8.

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(f) Voluntary Adjustments By Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

(g) Notices.

(i) Immediately upon any adjustment of the Warrant Exercise Price, the Company will give written notice thereof to the holder of this Warrant, setting forth in reasonable detail, and certifying, the calculation of such adjustment.

(ii) The Company will give written notice to the holder of this Warrant at least ten (10) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change (as defined below), dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(iii) The Company will also give written notice to the holder of this Warrant at least ten (10) days prior to the date on which any Organic Change, dissolution or liquidation will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Section 9. Purchase Rights; Reorganization, Reclassification, Consolidation, Merger or Sale.

(a) In addition to any adjustments pursuant to Section 8 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the holder of this Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

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(b) Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets to another Person or other transaction in each case which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an “Organic Change.” Prior to the consummation of any (i) sale of all or substantially all of the Company’s assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the “Acquiring Entity”) a written agreement (in form and substance satisfactory to the holders of Warrants representing at least two-thirds (iii) of the Warrant Shares issuable upon exercise of the Warrants then outstanding) to deliver to each holder of Warrants in exchange for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including an adjusted warrant exercise price equal to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of shares of Common Stock acquirable and receivable upon exercise of the Warrants without regard to any limitations on exercise, if the value so reflected is less than any Applicable Warrant Exercise Price immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the holders of Warrants representing a majority of the Warrant Shares issuable upon exercise of the Warrants then outstanding) to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Warrant Shares immediately theretofore issuable and receivable upon the exercise of such holder’s Warrants (without regard to any limitations on exercise), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Warrant Shares which would have been issuable and receivable upon the exercise of such holder’s Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exercisability of this Warrant).

Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Holder:	YA Global Investments, L.P.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Attention: Mark A. Angelo
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

With Copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

13

If to the Company, to:	Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd., Suite 300 Houston, Texas 77019
Attention: Saul S. Deutsch, CFO
Telephone: (832) 476-8699
Facsimile: (513) 398-9802

With a copy to:	Kirkpatrick & Lockhart Nicholson Graham, LLP
201 South Biscayne Boulevard, Suite 2000
Miami, Florida 33131
Attention: Ronald Haligman, Esquire
Telephone: (305) 539-3306
Facsimile: (305) 358-7095

If to a holder of this Warrant, to it at the address and facsimile number set forth on Exhibit C hereto, with copies to such holder’s representatives as set forth on Exhibit C, or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant. Each party shall provide five days’ prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 12. Date. The date of this Warrant is set forth on page 1 hereof. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date, except that notwithstanding any other provisions hereof, the provisions of Section 8(b) shall continue in full force and effect after such date as to any Warrant Shares or other securities issued upon the exercise of this Warrant.

Section 13. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of Warrants representing at least two-thirds of the Warrant Shares issuable upon exercise of the Warrants then outstanding; provided that, except for Section 8(d), no such action may increase the Warrant Exercise Price or decrease the number of shares or class of stock obtainable upon exercise of any Warrant without the written consent of the holder of such Warrant.

14

Section 14. Descriptive Headings; Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New Jersey, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New Jersey. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Hudson County and the United States District Court for the District of New Jersey, for the adjudication of any dispute hereunder or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

Section 15. Waiver of Jury Trial. AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS WARRANT, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS WARRANT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

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IN WITNESS WHEREOF, the Company has caused this Warrant to be signed as of the date first set forth above.

FALCON NATURAL GAS CORPORATION

By:
Name: Saul S. Deutsch
Title: Chief Financial Officer

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EXHIBIT A TO WARRANT

EXERCISE NOTICE

TO BE EXECUTED
BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT

FALCON NATURAL GAS CORPORATION

The undersigned holder hereby exercises the right to purchase ______________ of the shares of Common Stock (“Warrant Shares”) of Falcon Natural Gas Corporation (the “Company”), evidenced by the attached Warrant (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

Specify Method of exercise by check mark:

1. ___ Cash Exercise

(a) Payment of Warrant Exercise Price. The holder shall pay the Aggregate Exercise Price of $______________ to the Company in accordance with the terms of the Warrant.

(b) Delivery of Warrant Shares. The Company shall deliver to the holder _________ Warrant Shares in accordance with the terms of the Warrant.

2. ___ Cashless Exercise

(a) Payment of Warrant Exercise Price. In lieu of making payment of the Aggregate Exercise Price, the holder elects to receive upon such exercise the Net Number of shares of Common Stock determined in accordance with the terms of the Warrant.

(b) Delivery of Warrant Shares. The Company shall deliver to the holder _________ Warrant Shares in accordance with the terms of the Warrant.

Date: _______________ __, ______

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B TO WARRANT

FORM OF WARRANT POWER

FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to ________________, Federal Identification No. __________, a warrant to purchase ____________ shares of the capital stock of Falcon Natural Gas Corporation represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint ______________, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.

Dated:

By:
Name:
Title:

B-1

Exhibit 13

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of September 28, 2007, by and among FALCON NATURAL GAS CORP., a Nevada corporation (the “Company”), and the Buyers listed on Schedule I attached hereto (individually, a “Buyer” or collectively “Buyers”).

WITNESSETH

WHEREAS, the Company and the Buyer(s) are executing and delivering this Agreement in reliance upon an exemption from securities registration pursuant to Section 4(2) and/or Rule 506 of Regulation D (“Regulation D”) as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase (i) up to Five Million Five Hundred Forty-Five Thousand Nine Hundred Sixty Nine Dollars ($5,545,969) of secured convertible debentures in the form attached hereto as “Exhibit A” (the “Convertible Debentures”), which shall be convertible into shares of the Company’s common stock, par value $0.00001 (the “Common Stock”) (as converted, the “Conversion Shares”), and (ii) warrants substantially in the form attached hereto as “Exhibit B” (the “Warrants”), to acquire up to that number of additional shares of Common Stock set forth opposite such Buyer’s name in column (5) of the Schedule I (as exercised, the “Warrant Shares”) of which Two Million Five Hundred Ninety-Eight Thousand Eight Hundred Eighty-Nine Dollars ($2,598,889) was funded on or about July 19, 2007, as evidenced by that certain Convertible Debenture (the “Existing Debenture”) of that date issued by the Company to YA Global Investments, L.P. (the “Existing Funding”); Six Hundred Ten Thousand Eight Hundred and Six Dollars ($650,806) shall be funded on or before September 30, 2007 (together with the Existing Funding, the “First Closing”); and Two Million Two Hundred Ninety-Six Thousand Two Hundred Seventy-Four ($2,296,274) shall be funded at the time required by the First Amendment to the Supplemental Agreement dated September 7, 2007 (the “Supplemental Agreement”), between the Company and the parties collectively referred to as “Petrogulf” therein (the “Second Closing”) (individually referred to as a “Closing” collectively referred to as the “Closings”), for a total purchase price of up to Five Million Five Hundred Forty-Five Thousand Nine Hundred Sixty Nine Dollars ($5,545,969), (the “Purchase Price”) in the respective amounts set forth opposite each Buyer(s) name on Schedule I (the “Subscription Amount”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated there under, and applicable state securities laws;

WHEREAS, the Convertible Debentures are secured by (i) a security interest in all of the assets of the Company and of each of the Company's subsidiaries as evidenced by the Amended and Restated Security Agreement of even date herewith (the “Security Agreement”), and (ii) a lien on certain equipment and real estate in the States of Louisiana, Texas, and Oklahoma as evidenced by existing mortgages covering the property or properties more fully described therein (the “Real Estate Security” and together with the Security Agreement collectively the “Security Documents”);

WHEREAS, the Company is providing to the buyer a Conveyance of Overriding Royalty Interest, dated of even date herewith (the “ORRI Conveyance”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering Irrevocable Transfer Agent Instructions (the “Irrevocable Transfer Agent Instructions”); and

WHEREAS, the Convertible Debentures, the Conversion Shares, the Warrants, and the Warrant Shares collectively are referred to herein as the “Securities”).

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Buyer(s) hereby agree as follows:

1. PURCHASE AND SALE OF CONVERTIBLE DEBENTURES.

(a) Purchase of Convertible Debentures. Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, each Buyer agrees, severally and not jointly, to purchase at each Closing and the Company agrees to sell and issue to each Buyer, severally and not jointly, at each Closing, Convertible Debentures in amounts corresponding with the Subscription Amount set forth opposite each Buyer’s name on Schedule I hereto and the Warrants to acquire up that number of Warrant Shares as set forth opposite such Buyer’s name in column (5) on Schedule I .

(b) Closing Dates. The First Closing of the purchase and sale of the Convertible Debentures and Warrants shall take place on or before 4:00 p.m. Eastern Standard Time on September 30, 2007, subject to notification of satisfaction of the conditions to the First Closing set forth herein and in Sections 6 and 7 below (or such other date as is mutually agreed to by the Company and the Buyer(s)) (the “First Closing Date”) and the Second Closing of the purchase and sale of the Convertible Debentures shall take place at 4:00 p.m. Eastern Standard Time on the funding date required by the Supplemental Agreement, subject to notification of satisfaction of the conditions to the Second Closing set forth herein and in Sections 6 and 7 below (or such other date as is mutually agreed to by the Company and the Buyer(s)) (the “Second Closing Date”) (collectively referred to a the “Closing Dates”). The Closings shall occur on the respective Closing Dates at the offices of Yorkville Advisors, LLC, 3700 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 (or such other place as is mutually agreed to by the Company and the Buyer(s)).

(c) Form of Payment. Subject to the satisfaction of the terms and conditions of this Agreement, on each Closing Date, (i) the Buyers shall deliver to the Company such aggregate proceeds for the Convertible Debentures and Warrants to be issued and sold to such Buyer at such Closing, minus the fees to be paid directly from the proceeds of such Closing as set forth herein, and (ii) the Company shall deliver to each Buyer, Convertible Debentures and Warrants which such Buyer is purchasing at such Closing in amounts indicated opposite such Buyer’s name on Schedule I, duly executed on behalf of the Company. As to the First Closing, the face value of the Existing Debenture shall be deemed payment in full by YA Global Investments, L.P. for Convertible Debentures in the same face amount it is purchasing in such Closing.

2. BUYER’S REPRESENTATIONS AND WARRANTIES.

Each Buyer represents and warrants, severally and not jointly, that:

(a) Investment Purpose. Each Buyer is acquiring the Securities for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, such Buyer reserves the right to dispose of the Securities at any time in accordance with or pursuant to an effective registration statement covering such Securities or an available exemption under the Securities Act. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(b) Accredited Investor Status. Each Buyer is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D.

(c) Reliance on Exemptions. Each Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

(d) Information. Each Buyer and its advisors (and his or, its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information he deemed material to making an informed investment decision regarding his purchase of the Securities, which have been requested by such Buyer. Each Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained in Section 3 below. Each Buyer understands that its investment in the Securities involves a high degree of risk. Each Buyer is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Buyer to obtain information from the Company in order to evaluate the merits and risks of this investment. Each Buyer has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e) No Governmental Review. Each Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities, or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f) Transfer or Resale. Each Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration requirements, or (C) such Buyer provides the Company with reasonable assurances (in the form of seller and broker representation letters) that such Securities can be sold, assigned or transferred pursuant to Rule 144, Rule 144(k), or Rule 144A promulgated under the Securities Act, as amended (or a successor rule thereto) (collectively, “Rule 144”), in each case following the applicable holding period set forth therein; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(g) Legends. Each Buyer agrees to the imprinting, so long as is required by this Section 2(g), of a restrictive legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.

Certificates evidencing the Conversion Shares or Warrant Shares shall not contain any legend (including the legend set forth above), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Conversion Shares or Warrant Shares pursuant to Rule 144, (iii) if such Conversion Shares or Warrant Shares are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the effective date (the “Effective Date”) of a Registration Statement if required by the Company’s transfer agent to effect the removal of the legend hereunder. If all or any portion of the Convertible Debentures or Warrants are exercised by a Buyer that is not an Affiliate of the Company (a “Non-Affiliated Buyer”) at a time when there is an effective registration statement to cover the resale of the Conversion Shares or the Warrant Shares, such Conversion Shares or Warrant Shares shall be issued free of all legends. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 2(g), it will, no later than three (3) Trading Days following the delivery by a Non-Affiliated Buyer to the Company or the Company’s transfer agent of a certificate representing Conversion Shares or Warrant Shares, as the case may be, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Non-Affiliated Buyer a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Each Buyer acknowledges that the Company’s agreement hereunder to remove all legends from Conversion Shares or Warrant Shares is not an affirmative statement or representation that such Conversion Shares or Warrant Shares are freely tradable. Each Buyer, severally and not jointly with the other Buyers, agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 3(g) is predicated upon the Company’s reliance that the Buyer will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

(h) Authorization, Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i) Receipt of Documents. Each Buyer and his or its counsel has received and read in their entirety: (i) this Agreement and each representation, warranty and covenant set forth herein and the Transaction Documents (as defined herein); (ii) all due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; (iii) the Company’s Form 10-KSB for the fiscal year ended December 31, 2005; (iv) the Company’s Form 10-QSB for the fiscal quarter ended September 30, 2005 and (v) answers to all questions each Buyer submitted to the Company regarding an investment in the Company; and each Buyer has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

(j) Due Formation of Corporate and Other Buyers. If the Buyer(s) is a corporation, trust, partnership or other entity that is not an individual person, it has been formed and validly exists and has not been organized for the specific purpose of purchasing the Securities and is not prohibited from doing so.

(k) No Legal Advice From the Company. Each Buyer acknowledges, that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors. Each Buyer is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth under the corresponding section of the Disclosure Schedules which Disclosure Schedules shall be deemed a part hereof and to qualify any representation or warranty otherwise made herein to the extent of such disclosure, the Company hereby makes the representations and warranties set forth below to each Buyer:

(a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3(a). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each subsidiary free and clear of any liens, and all the issued and outstanding shares of capital stock of each subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and the subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Convertible Debentures, the Warrants, the Security Documents, the ORRI Conveyance, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions, and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities, the reservation for issuance and the issuance of the Conversion Shares, and the reservation for issuance and the issuance of the Warrant Shares, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) the Transaction Documents have been duly executed and delivered by the Company, (iv) the Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. Except for the Company’s failure to have current periodic reports on file with the Securities and Exchange Commission, the authorized officer of the Company executing the Transaction Documents knows of no reason why the Company cannot file the Registration Statement as required under the Registration Rights Agreement or perform any of the Company’s other obligations under the Transaction Documents.

(d) Capitalization. The authorized capital stock of the Company consists of ______ shares of Common Stock and ________ shares of Preferred Stock, par value $____ (“Preferred Stock”) of which _______________ shares of Common Stock and zero shares of Preferred Stock are issued and outstanding. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as disclosed in Schedule 3(d) or any prior transaction with the Buyer or affiliates of the Buyer: (i) none of the Company's capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or any of its subsidiaries or by which the Company or any of its subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its subsidiaries; (v) there are no outstanding securities or instruments of the Company or any of its subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to redeem a security of the Company or any of its subsidiaries; (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (vii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (viii) the Company and its subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyers true, correct and complete copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), and the Company's Bylaws, as amended and as in effect on the date hereof (the “Bylaws”), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Stock and the material rights of the holders thereof in respect thereto. No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

(e) Issuance of Securities. The issuance of the Convertible Debentures and the Warrants is duly authorized and free from all taxes, liens and charges with respect to the issue thereof. Upon conversion in accordance with the terms of the Convertible Debentures or exercise in accordance with the Warrants, as the case may be, the Conversion Shares and Warrant Shares, respectively, when issued will be validly issued, fully paid and nonassessable, free from all taxes, liens and charges with respect to the issue thereof. The Company has reserved from its duly authorized capital stock the appropriate number of shares of Common Stock as set forth in this Agreement.

(f) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Convertible Debentures and the Warrants, and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of its subsidiaries, any capital stock of the Company or any of its subsidiaries or bylaws of the Company or any of its subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of the National Association of Securities Dealers Inc.’s OTC Bulletin Board) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any facts or circumstance, which might give rise to any of the foregoing.

(g) SEC Documents; Financial Statements. Except for the Company’s annual report on Form 10-KSB for the year ended December 31, 2006, and the first two quarterly reports for fiscal year 2007, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Buyers or their representatives, or made available through the SEC’s website at http://www.sec.gov., true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(i) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made and not misleading.

(h) 10(b)-5. The SEC Documents do not include any untrue statements of material fact, nor do they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

(i) Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Stock or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would (i) have a Material Adverse Effect.

(j) Acknowledgment Regarding Buyer’s Purchase of the Convertible Debentures. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that each Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by each Buyer or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

(k) No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

(l) No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Securities under the Securities Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act.

(m) Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute or, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company’s or its subsidiaries’ employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

(n) Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

(o) Environmental Laws. The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

(p) Title. All real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

(q) Insurance. The Company and each of its subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

(r) Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(s) Internal Accounting Controls. The Company and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) the recorded amounts for assets are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(t) No Material Adverse Breaches, etc. Neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries.

(u) Tax Status. The Company and each of its subsidiaries has made and filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(v) Certain Transactions. Except for arm’s length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties and other than the grant of stock options disclosed in the SEC Documents, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(w) Fees and Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

(x) Investment Company. The Company is not, and is not an affiliate of, and immediately after receipt of payment for the Securities, will not be or be an affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

(y) Registration Rights. Other than each of the Buyers, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company. There are no outstanding registration statements not yet declared effective and there are no outstanding comment letters from the SEC or any other regulatory agency.

(z) Private Placement. Assuming the accuracy of the Buyers’ representations and warranties set forth in Section 2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Buyers as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Primary Market.

(aa) (RESERVED)

(bb) Manipulation of Price.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company’s placement agent in connection with the placement of the Securities.

(cc) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Convertible Debentures and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Convertible Debentures in accordance with this Agreement and the Convertible Debentures and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants, in each case, is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

4. COVENANTS.

(a) Best Efforts. Each party shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b) Form D. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Securities, or obtain an exemption for the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date.

(c) Reporting Status. Until the earlier of (i) the date as of which the Buyer(s) may sell all of the Securities without restriction pursuant to Rule 144(k) promulgated under the Securities Act (or successor thereto), or (ii) the date on which (A) the Buyers shall have sold all the Securities and (B) none of the Convertible Debentures or Warrants are outstanding (the “Registration Period”), the Company shall file in a timely manner all reports required to be filed with the SEC pursuant to the Exchange Act and the regulations of the SEC thereunder, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

(d) Use of Proceeds. The Company will use the proceeds from the sale of the Convertible Debentures for general corporate and working capital purposes.

(e) Reservation of Shares. On the date hereof, the Company shall reserve for issuance to the Buyers 135,000,000 shares for issuance upon conversions of the Convertible Debentures and 2,000,000 shares for issuance upon exercise of the Warrants (collectively, the “Share Reserve”). The Company represents that it has sufficient authorized and unissued shares of Common Stock available to create the Share Reserve after considering all other commitments that may require the issuance of Common Stock. Within sixty (60) days of the date hereof, the Company shall call and hold a special meeting of the shareholders, for the sole purpose of increasing the number of shares of authorized Common Stock to Three Billion (3,000,000,000) and, if such provision is approved, shall immediately reserve an additional Two Billion (2,000,000,000) shares for conversion of the Convertible Debentures and existing convertible debentures and Two Hundred Ninety Million (290,000,000) shares for the warrants and existing warrants. The Company’s management shall recommend to the shareholders to vote in favor of increasing the number of shares of Common Stock authorized. Management shall also vote all of its shares in favor of increasing the number of authorized shares of Common Stock.

(f) RESERVED

(g) Fees and Expenses.

(i) The Company shall pay all of its costs and expenses incurred by it connection with the negotiation, investigation, preparation, execution and delivery of the Transaction Documents.

(ii) The Company shall pay a fee of Five Hundred Fifty-Four Thousand Five Hundred Ninety-Six Dollars ($554,596), which shall be used to compensate Yorkville Advisors LLC (“Yorkville”) for monitoring and managing the investment by YA Global Investments, L.P. (“YA Global”) described herein, pursuant to Yorkville’s existing advisory obligations to YA Global.

(iii) The Company shall pay a structuring fee to Yorkville Advisors LLC of Twenty Five Thousand Dollars ($25,000). At the Company’s option, some or all of this amount may be payable from the proceeds of the of the First Closing.

(iv) The Company shall pay Yorkville Advisors, LLC a non-refundable due diligence fee of Fifteen Thousand Dollars ($15,000), which shall be payable whether or not any Closing occurs.

(h) Corporate Existence. So long as any of the Convertible Debentures remain outstanding, the Company shall not directly or indirectly consummate any merger, reorganization, restructuring, reverse stock split consolidation, sale of all or substantially all of the Company’s assets or any similar transaction or related transactions (each such transaction, an “Organizational Change”) unless, prior to the consummation an Organizational Change, the Company obtains the written consent of each Buyer. In any such case, the Company will make appropriate provision with respect to such holders’ rights and interests to insure that the provisions of this Section 4(h) will thereafter be applicable to the Convertible Debentures.

(i) Transactions With Affiliates. So long as any Convertible Debentures are outstanding, the Company shall not, and shall cause each of its subsidiaries not to, enter into, amend, modify or supplement, or permit any subsidiary to enter into, amend, modify or supplement any agreement, transaction, commitment, or arrangement with any of its or any subsidiary’s officers, directors, person who were officers or directors at any time during the previous two (2) years, stockholders who beneficially own five percent (5%) or more of the Common Stock, or Affiliates (as defined below) or with any individual related by blood, marriage, or adoption to any such individual or with any entity in which any such entity or individual owns a five percent (5%) or more beneficial interest (each a “Related Party”), except for (a) customary employment arrangements and benefit programs on reasonable terms, (b) any investment in an Affiliate of the Company, (c) any agreement, transaction, commitment, or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a person other than such Related Party, (d) any agreement, transaction, commitment, or arrangement which is approved by a majority of the disinterested directors of the Company; for purposes hereof, any director who is also an officer of the Company or any subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment, or arrangement. “Affiliate” for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a ten percent (10%) or more equity interest in that person or entity, (ii) has ten percent (10%) or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) shares common control with that person or entity. “Control” or “controls” for purposes hereof means that a person or entity has the power, direct or indirect, to conduct or govern the policies of another person or entity.

(j) Transfer Agent. The Company covenants and agrees that, in the event that the Company’s agency relationship with the transfer agent should be terminated for any reason prior to a date which is two (2) years after the Closing Date, the Company shall immediately appoint a new transfer agent and shall require that the new transfer agent execute and agree to be bound by the terms of the Irrevocable Transfer Agent Instructions (as defined herein).

(k) Restriction on Issuance of the Capital Stock. So long as any Convertible Debentures are outstanding, the Company shall not, without the prior written consent of the Buyer(s), (i) issue or sell shares of Common Stock or Preferred Stock without consideration or for a consideration per share less than the bid price of the Common Stock determined immediately prior to its issuance, (ii) issue any preferred stock, warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire Common Stock without consideration or for a consideration less than such Common Stock’s Bid Price determined immediately prior to it’s issuance, (iii) enter into any security instrument granting the holder a security interest in any and all assets of the Company, or (iv) file any registration statement on Form S-8.

(l) Neither the Buyer(s) nor any of its affiliates have an open short position in the Common Stock of the Company, and the Buyer(s) agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of or hedging transactions with respect to the Common Stock as long as any Convertible Debentures shall remain outstanding.

(m) Rights of First Refusal. For eighteen (18) months from the date hereof, if the Company intends to raise additional capital by the issuance or sale of capital stock of the Company, including without limitation shares of any class of common stock, any class of preferred stock, options, warrants or any other securities convertible or exercisable into shares of common stock (whether the offering is conducted by the Company, underwriter, placement agent or any third party) the Company shall be obligated to offer to the Buyers such issuance or sale of capital stock, by providing in writing the principal amount of capital it intends to raise and outline of the material terms of such capital raise, prior to the offering such issuance or sale of capital stock  to any third parties including, but not limited to, current or former officers or directors, current or former shareholders and/or investors of the obligor, underwriters, brokers, agents or other third parties.  The Buyers shall have ten (10) business days from receipt of such notice of the sale or issuance of capital stock to accept or reject all or a portion of such capital raising offer.

(n) RESERVED

(o) Additional Registration Statements. Until the effective date of the initial Registration Statement, the Company will not file a registration statement under the Securities Act relating to securities that are not the Securities.

(p) Review of Public Disclosures. All SEC filings (including, without limitation, all filings required under the Exchange Act, which include Forms 10-Q and 10-QSB, 10-K and 10K-SB, 8-K, etc) and other public disclosures made by the Company, including, without limitation, all press releases, investor relations materials, and scripts of analysts meetings and calls, shall be reviewed and approved for release by the Company’s attorneys and, if containing financial information, the Company’s independent certified public accountants.

(q) Disclosure of Transaction. Within three Business Days following the date of this Agreement, the Company shall file a Current Report on Form 8-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching the material Transaction Documents (including, without limitation, this Agreement, the form of the Convertible Debenture, the form of Warrant and the form of the Registration Rights Agreement) as exhibits to such filing.

5. TRANSFER AGENT INSTRUCTIONS.

(a) The Company shall issue the Irrevocable Transfer Agent Instructions to its transfer agent, and any subsequent transfer agent, irrevocably appointing David Gonzalez, Esq. as the Company’s agent for purpose instructing its transfer agent to issue certificates or credit shares to the applicable balance accounts at The Depositary Trust Company (“DTC”), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion of the Convertible Debentures or exercise of the Warrants as specified from time to time by each Buyer to the Company upon conversion of the Convertible Debentures or exercise of the Warrants. The Company shall not change its transfer agent without the express written consent of the Buyers, which may be withheld by the Buyers in their sole discretion. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5, and stop transfer instructions to give effect to Section 2(g) hereof (in the case of the Conversion Shares or Warrant Shares prior to registration of such shares under the Securities Act) will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment and, with respect to any transfer, shall permit the transfer. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Nothing in this Section 5 shall affect in any way the Buyer’s obligations and agreement to comply with all applicable securities laws upon resale of Conversion Shares. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that the Buyer(s) shall be entitled, in addition to all other available remedies, to an injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Convertible Debentures to the Buyer(s) at the Closings is subject to the satisfaction, at or before the Closing Dates, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:

(a) Each Buyer shall have executed the Transaction Documents and delivered them to the Company.

(b) The Buyer(s) shall have delivered to the Company the Purchase Price for the Convertible Debentures and Warrants in the respective amounts as set forth next to each Buyer as set forth on Schedule I attached hereto, minus any fees to be paid directly from the proceeds the Closings as set forth herein, by wire transfer of immediately available U.S. funds pursuant to the wire instructions provided by the Company. As to YA Global Investments, Inc. the face value of the Note shall be deemed payment in full for Convertible Debentures in the same face amount it is purchasing in the First Closing.

(c) The representations and warranties of the Buyer(s) shall be true and correct in all material respects as of the date when made and as of the Closing Dates as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer(s) shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer(s) at or prior to the Closing Dates.

7. CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

(a) The obligation of the Buyer(s) hereunder to purchase the Convertible Debentures at the First Closing is subject to the satisfaction, at or before the First Closing Date, of each of the following conditions:

(i) The Company shall have executed the Transaction Documents and delivered the same to the Buyers.

(ii) The Common Stock shall be authorized for quotation or trading on the Primary Market, trading in the Common Stock shall not have been suspended for any reason, and all the Conversion Shares issuable upon the conversion of the Convertible Debentures shall be approved for listing or trading on the Primary Market.

(iii) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the First Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the First Closing Date

(iv) The Company shall have executed and delivered to the Buyer(s) the Convertible Debentures and Warrants in the respective amounts set forth opposite each Buyer’s name on Schedule I attached hereto.

(v) The Buyers shall have received an opinion of counsel from counsel to the Company in a form satisfactory to the Buyers.

(vi) The Company shall have provided to the Buyers a true copy of a certificate of good standing evidencing the formation and good standing of the Company from the secretary of state (or comparable office) from the jurisdiction in which the Company is incorporated, as of a date within 10 days of the First Closing Date.

(vii) The Company shall have delivered to the Buyers a certificate, executed by the Secretary of the Company and dated as of the First Closing Date, as to (i) the resolutions consistent with Section 3(c) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation and (iii) the Bylaws, each as in effect at the First Closing.

(viii) The Company shall have filed a form UCC-1 or such other forms as may be required to perfect the Buyer’s interest in the Pledged Property as detailed in the Security Agreement dated the date hereof and provided proof of such filing to the Buyer(s).

(ix) The Company shall have created the Share Reserve.

(x) The Irrevocable Transfer Agent Instructions, in form and substance satisfactory to the Buyer, shall have been delivered to and acknowledged in writing by the Company’s transfer agent.

(xi) Petrogulf Corporation and necessary affiliates (together “Petrogulf”), and the Company, shall have executed the First Amended Full and Final Release, Settlement, and Indemnity Agreement, all documents necessary to effectuate that agreement, and all other documents necessary to settle the lawsuit in Harris County, Texas filed by Petrogulf (styled Cause No. 2007-14649), and to release YA Global Investments, Inc. from all claims and liabilities.

(b) The obligation of the Buyer(s) hereunder to accept the Convertible Debentures at the Second Closing is subject to the satisfaction, at or before the Second Closing Date, of each of the following conditions:

(i) The Common Stock shall be authorized for quotation or trading on the Primary Market, trading in the Common Stock shall not have been suspended for any reason, and all the Conversion Shares issuable upon the conversion of the Convertible Debentures shall be approved for listing or trading on the Primary Market.

(ii) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Second Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Second Closing Date.

(iii) The Company shall have executed and delivered to the Buyers the Convertible Debentures in the respective amounts set forth opposite each Buyers name on Schedule I attached hereto.

(iv) The Company shall have certified, in a certificate executed by an officer of the Company and dated as of the Second Closing Date, that all conditions to the Second Closing have been satisfied.

8. INDEMNIFICATION.

(a) In consideration of the Buyer’s execution and delivery of this Agreement and acquiring the Convertible Debentures and the Conversion Shares hereunder, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Buyer(s) and each other holder of the Convertible Debentures and the Conversion Shares, and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Buyer Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Buyer Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Convertible Debentures or the other Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, or the other Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Buyer Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the parties hereto, any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Convertible Debentures or the status of the Buyer or holder of the Convertible Debentures the Conversion Shares, as a Buyer of Convertible Debentures in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

(b) In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Buyer’s other obligations under this Agreement, the Buyer shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Buyer(s) in this Agreement, instrument or document contemplated hereby or thereby executed by the Buyer, (b) any breach of any covenant, agreement or obligation of the Buyer(s) contained in this Agreement, the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby executed by the Buyer, or (c) any cause of action, suit or claim brought or made against such Company Indemnitee based on material misrepresentations or due to a material breach and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement, the Transaction Documents or any other instrument, document or agreement executed pursuant hereto by any of the parties hereto. To the extent that the foregoing undertaking by each Buyer may be unenforceable for any reason, each Buyer shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

9. GOVERNING LAW: MISCELLANEOUS.

(a) Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New Jersey without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in Hudson County, New Jersey, and expressly consent to the jurisdiction and venue of the Superior Court of New Jersey, sitting in Hudson County and the United States District Court for the District of New Jersey sitting in Newark, New Jersey for the adjudication of any civil action asserted pursuant to this Paragraph.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause four (4) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e) Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyer(s), the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

(f) Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile; (iii) three (3) days after being sent by U.S. certified mail, return receipt requested, or (iv) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd., Suite 300 Houston, Texas 77019
Attention: Saul S. Deutsch, CFO
Telephone: (832) 476-8699
Facsimile: (513) 398-9802

With a copy to:	Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard – Suite 2000
Miami, FL 33131-2399
Attention: Ronald S. Haligman, Esq.
Telephone: (305) 539-3339
Facsimile: (305) 358-7095

If to the Buyer(s), to its address and facsimile number on Schedule I, with copies to the Buyer’s counsel as set forth on Schedule I. Each party shall provide five (5) days’ prior written notice to the other party of any change in address or facsimile number.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Company nor any Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(i) Survival. Unless this Agreement is terminated under Section 9(l), the representations and warranties of the Company and the Buyer(s) contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 5 and 9, and the indemnification provisions set forth in Section 8, shall survive the Closing for a period of two (2) years following the date on which the Convertible Debentures are converted in full. The Buyer(s) shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Publicity. The Company and the Buyer(s) shall have the right to approve, before issuance any press release or any other public statement with respect to the transactions contemplated hereby made by any party; provided, however, that the Company shall be entitled, without the prior approval of the Buyer(s), to issue any press release or other public disclosure with respect to such transactions required under applicable securities or other laws or regulations (the Company shall use its best efforts to consult the Buyer(s) in connection with any such press release or other public disclosure prior to its release and Buyer(s) shall be provided with a copy thereof upon release thereof).

(k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(l) Termination. In the event that the First Closing shall not have occurred with respect to the Buyers on or before five (5) business days from the date hereof due to the Company’s or the Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the non-breaching party’s failure to waive such unsatisfied condition(s)), the non-breaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated by the Company pursuant to this Section 9(l), the Company shall remain obligated to reimburse the Buyer(s) for the fees and expenses of Yorkville Advisors LLC described in Section 4(g) above (other than the amounts set forth in Section 4(g)(i)).

(m) Brokerage. The Company represents that no broker, agent, finder or other party has been retained by it in connection with the transactions contemplated hereby and that no other fee or commission has been agreed by the Company to be paid for or on account of the transactions contemplated hereby.

(n) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

[REMAINDER PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:
FALCON NATURAL GAS CORP.

By:
Name: Saul S. Deutsch
Title: Chief Financial Officer

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:
YA GLOBAL INVESTMENTS, L.P.

By:	Yorkville Advisors, LLC
Its:	Investment Manager

By:
Name:	Mark Angelo
Its:	Portfolio Manager

SCHEDULE I

SCHEDULE OF BUYERS

SCHEDULE I

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
Buyer	Subscription Amount			Number of Warrant Shares			Legal Representative’s Address and Facsimile Number
	First Closing	Second Closing		First Closing

YA Global Investments, L.P. 101 Hudson Street, Suite 3700 Jersey City, NJ 07303 Attention: Mark Angelo Telephone: (201) 985-8300 Facsimile: (201) 985-8266 Residence: Cayman Islands	$3,249,695	$2,296,274		290,000,000 with a strike price of $0.02 and a term of five (5) years.			David Gonzalez, Esq. 101 Hudson Street, Suite 3700 Jersey City, New Jersey 07302 Telephone: (201) 985-8300 Facsimile: (201) 985-8266

DISCLOSURE SCHEDULE

EXHIBIT A

FORM OF CONVERTIBLE DEBENTURE

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EXHIBIT B

FORM OF WARRANT

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Exhibit 14

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of September 28, 2007, by and among FALCON NATURAL GAS CORPORATION, a Nevada corporation (the “Company”), and the undersigned Buyers listed on Schedule I attached hereto (each, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A. In connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Buyers secured convertible debentures (the “Convertible Debentures”) which shall be convertible into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock,” as converted, the “Conversion Shares”) in accordance with the terms of the Convertible Debentures. Capitalized terms not defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement.

B. To induce the Buyers to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyers hereby agree as follows:

1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

(a) “Effectiveness Deadline” means, with respect to the initial Registration Statement required to be filed hereunder, the 105th calendar day following the date filed and, with respect to any additional Registration Statements which may be required pursuant to Section 3(c), the 90th calendar day following the date on which the Company files such additional Registration Statement is required hereunder; provided, however, in the event the Company is notified by the Commission that one of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Trading Day following the date on which the Company is so notified if such date precedes the dates required above.

(b) “Filing Deadline” means, with respect to the initial Registration Statement required hereunder, the 45th calendar day following the date the Buyer delivers a written notice requesting the Company to file such Registration Statement, with respect to any additional Registration Statements which may be required pursuant to Section 3(c), the 30th day following the date on which the Company first knows, or reasonably should have known that such additional Registration Statement is required hereunder.

(c) “Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

(d) “Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

(e) “Registrable Securities” means all of (i) the Conversion Shares issuable upon conversion of the Convertible Debentures, (ii) any additional shares issuable in connection with any anti-dilution provisions in the Convertible Debentures (without giving effect to any limitations on exercise set forth in the Convertible Debentures) and (iii) any shares of Common Stock issued or issuable with respect to the Conversion Shares, the Convertible Debentures, as a result of any stock split, dividend or other distribution, recapitalization or similar event or otherwise, without regard to any limitations on the conversion of the Convertible Debentures.

(f) “Registration Statement” means the registration statements required to be filed hereunder and any additional registration statements contemplated by Section 3(c), including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

(g) “Required Registration Amount” means (i) 300% (or such lesser amount as the SEC may permit as evidenced in comments received to a filed Registration Statement) of the number of Conversion Shares issued and issuable pursuant to the Convertible Debentures as of the trading day immediately preceding the applicable date of determination (without regard to any limitations on conversion of the Convertible Debentures).

(h) “Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

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2. REGISTRATION.

(a) On or prior to each Filing Deadline, the Company shall prepare and file with the SEC a Registration Statement on Form S-1 or SB-2 (or, if the Company is then eligible, on Form S-3) covering the resale of all of the Registrable Securities. The Registration Statement prepared pursuant hereto shall register for resale at least the number of shares of Common Stock equal to the Required Registration Amount as of date the Registration Statement is initially filed with the SEC. The Registration Statement shall contain the “Selling Stockholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit A and contain all the required disclosures set forth on Exhibit B. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline. By 9:30 am on the date following the date of effectiveness, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement. The Company shall cause the Registration Statement to remain effective until all of the Registrable Securities have been sold or may be sold without volume restrictions pursuant to Rule 144(k), as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected Holders (“Registration Period”). Prior to the filing of the Registration Statement with the SEC, the Company shall furnish a copy of the Initial Registration Statement to the Buyers for their review and comment. The Buyers shall furnish comments on the Initial Registration Statement to the Company within twenty-four (24) hours of the receipt thereof from the Company.

(b) Failure to File or Obtain Effectiveness of the Registration Statement. If: (i) a Registration Statement is not filed on or prior to its Filing Date (if the Company files a Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a), the Company shall not be deemed to have satisfied this clause (i)), or (ii) the Company fails to file with the SEC a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that a Registration Statement will not be “reviewed,” or not subject to further review, or (iii) a Registration Statement filed or required to be filed hereunder is not declared effective by the SEC by its Effectiveness Deadline, or (iv) after the effectiveness, a Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities for which it is required to be effective, or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities for more than 30 consecutive calendar days or more than an aggregate of 40 calendar days during any 12-month period (which need not be consecutive calendar days) (any such failure or breach being referred to as an “Event”), then in addition to any other rights the holders of the Convertible Debentures may have hereunder or under applicable law, on each such Event date and on each monthly anniversary of each such Event date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each holder of Convertible Debentures an amount in cash, as partial liquidated damages (“Liquidated Damages”) and not as a penalty, equal to 2.0% of the aggregate purchase price paid by such holder pursuant to the Securities Purchase Agreement for any Convertible Debentures then held by such holder. The parties agree that (1) the Company shall not be liable for Liquidated Damages under this Agreement with respect to any Warrants or Warrant Shares and (2) the maximum aggregate Liquidated Damages payable to a holder of Convertible Debentures under this Agreement shall be twenty-four percent (24%) of the aggregate Purchase Price paid by such holder pursuant to the Securities Purchase Agreement. The partial Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event.

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(c) Liquidated Damages. The Company and the Buyer hereto acknowledge and agree that the sums payable under subsection 2(b) above shall constitute liquidated damages and not penalties and are in addition to all other rights of the Buyer, including the right to call a default. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred is incapable or is difficult to precisely estimate, (ii) the amounts specified in such subsections bear a reasonable relationship to, and are not plainly or grossly disproportionate to, the probable loss likely to be incurred in connection with any failure by the Company to obtain or maintain the effectiveness of a Registration Statement, (iii) one of the reasons for the Company and the Buyer reaching an agreement as to such amounts was the uncertainty and cost of litigation regarding the question of actual damages, and (iv) the Company and the Buyer are sophisticated business parties and have been represented by sophisticated and able legal counsel and negotiated this Agreement at arm’s length.

3. RELATED OBLIGATIONS.

(a) The Company shall, not less than three (3) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related amendments and supplements to all Registration Statements (except for annual reports on Form 10-K or Form 10-KSB), furnish to each Buyer copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the reasonable and prompt review of such Buyers, The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Buyers shall reasonably object in good faith; provided that, the Company is notified of such objection in writing no later than two (2) Trading Days after the Buyers have been so furnished copies of a Registration Statement.

(b) The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the Prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the SEC with respect to a Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Buyers true and complete copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information as to any Buyer which has not executed a confidentiality agreement with the Company); and (iv) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company’s filing a report on Form 10-KSB, Form 10-QSB or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company shall incorporate such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement.

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(c) If during the Registration Period, the number of Registrable Securities at any time exceeds the number of shares of Common Stock then registered in a Registration Statement, then the Company shall file as soon as reasonably practicable but in any case prior to the applicable Filing Deadline, an additional Registration Statement covering the resale by the Buyers of not less than 300% of the number of such Registrable Securities.

(d) The Company shall furnish to each Buyer whose Registrable Securities are included in any Registration Statement, without charge, (i) at least one (1) copy of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) ten (10) copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Buyer may reasonably request) and (iii) such other documents as such Buyer may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Buyer.

(e) The Company shall use its best efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any Buyer reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its articles of incorporation or by-laws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify each Buyer who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

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(f) As promptly as practicable after becoming aware of such event or development, the Company shall notify each Buyer in writing of the happening of any event as a result of which the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to each Buyer. The Company shall also promptly notify each Buyer in writing (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to each Buyer by facsimile on the same day of such effectiveness), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(g) The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction within the United States of America and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Buyer who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(h) If, after the execution of this Agreement, a Buyer believes, after consultation with its legal counsel, that it could reasonably be deemed to be an underwriter of Registrable Securities, at the request of any Buyer, the Company shall furnish to such Buyer, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as a Buyer may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Buyers.

(i) If, after the execution of this Agreement, a Buyer believes, after consultation with its legal counsel, that it could reasonably be deemed to be an underwriter of Registrable Securities, at the request of any Buyer, the Company shall make available for inspection by (i) any Buyer and (ii) one (1) firm of accountants or other agents retained by the Buyers (collectively, the “Inspectors”) all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree, and each Buyer hereby agrees, to hold in strict confidence and shall not make any disclosure (except to a Buyer) or use any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the Securities Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector and the Buyer has knowledge. Each Buyer agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

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(j) The Company shall hold in confidence and not make any disclosure of information concerning a Buyer provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning a Buyer is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Buyer and allow such Buyer, at the Buyer’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(k) The Company shall use its best efforts either to cause all the Registrable Securities covered by a Registration Statement (i) to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (ii) the inclusion for quotation on the National Association of Securities Dealers, Inc. OTC Bulletin Board for such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(j).

(l) The Company shall cooperate with each Buyer who holds Registrable Securities being offered and, to the extent applicable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Buyers may reasonably request and registered in such names as the Buyers may request.

(m) The Company shall use its best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(n) The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the Securities Act) covering a twelve (12) month period beginning not later than the first day of the Company’s fiscal quarter next following the effective date of the Registration Statement.

(o) The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

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(p) Within two (2) business days after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Buyer whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit C.

(q) The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by each Buyer of Registrable Securities pursuant to a Registration Statement.

4. OBLIGATIONS OF THE BUYERS.

(a) Each Buyer agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of Section 3(e), such Buyer will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until such Buyer’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) or the first sentence of Section 3(e) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended certificates for shares of Common Stock to a transferee of a Buyer in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which a Buyer has entered into a contract for sale prior to the Buyer’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of 3(e) and for which the Buyer has not yet settled.

(b) Each Buyer covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

5. EXPENSES OF REGISTRATION.

All expenses incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers, legal and accounting fees shall be paid by the Company.

6. INDEMNIFICATION.

With respect to Registrable Securities which are included in a Registration Statement under this Agreement:

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(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Buyer, the directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls any Buyer within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation there under relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse the Buyers and each such controlling person promptly as such expenses are incurred and are due and payable, for any legal fees or disbursements or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (x) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (y) shall not be available to the extent such Claim is based on a failure of the Buyer to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c); and (z) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Buyers pursuant to Section 9 hereof.

(b) In connection with a Registration Statement, each Buyer agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers, employees, representatives, or agents and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or is based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Buyer expressly for use in connection with such Registration Statement; and, subject to Section 6(d), such Buyer will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Buyer, which consent shall not be unreasonably withheld; provided, further, however, that the Buyer shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Buyer as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Buyers pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the prospectus was corrected and such new prospectus was delivered to each Buyer prior to such Buyer’s use of the prospectus to which the Claim relates.

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(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one (1) counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

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(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8. REPORTS UNDER THE EXCHANGE ACT.

With a view to making available to the Buyers the benefits of Rule 144 promulgated under the Securities Act or any similar rule or regulation of the SEC that may at any time permit the Buyers to sell securities of the Company to the public without registration (“Rule 144”) the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company’s obligations under Section 4(c) of the Securities Purchase Agreement) and the filing of such reports and other documents as are required by the applicable provisions of Rule 144; and

(c) furnish to each Buyer so long as such Buyer owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Buyers to sell such securities pursuant to Rule 144 without registration.

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9. AMENDMENT OF REGISTRATION RIGHTS.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Buyers who then hold at least two-thirds (2/3) of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon each Buyer and the Company. No such amendment shall be effective to the extent that it applies to fewer than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

10. MISCELLANEOUS.

(a) A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities or owns the right to receive the Registrable Securities. If the Company receives conflicting instructions, notices or elections from two (2) or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

(b) No Piggyback on Registrations. Except as set forth on Schedule 10(b) attached hereto, neither the Company nor any of its security holders (other than the Buyers in such capacity pursuant hereto) may include securities of the Company in the initial Registration Statement other than the Registrable Securities. The Company shall not file any other registration statements until the initial Registration Statement required hereunder is declared effective by the SEC, provided that this Section 10(b) shall not prohibit the Company from filing amendments to registration statements already filed.

(c) Piggy-Back Registrations. If at any time during the Registration Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit plans, then the Company shall send to each Buyer a written notice of such determination and, if within fifteen (15) days after the date of such notice, any such Buyer shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such Buyer requests to be registered; provided, however, that, the Company shall not be required to register any Registrable Securities pursuant to this Section 10(c) that are eligible for resale pursuant to Rule 144(k) promulgated under the Securities Act or that are the subject of a then effective Registration Statement.

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(d) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd., Suite 300 Houston, Texas 77019
Attention: Saul S. Deutsch, CFO
Telephone: (832) 476-8699
Facsimile: (513) 398-9802

With Copy to:	Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard – Suite 2000
Miami, FL 33131-2399
Attention: Ronald S. Haligman, Esq.
Telephone: (305) 539-3339
Facsimile: (305) 358-7095

If to an Buyer, to its address and facsimile number on the Schedule of Buyers attached hereto, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(e) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

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(f) The laws of the State of New Jersey shall govern all issues concerning the relative rights of the Company and the Buyers as its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New Jersey, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New Jersey. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the Superior Courts of the State of New Jersey, sitting in Hudson County, New Jersey and federal courts for the District of New Jersey sitting Newark, New Jersey, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(g) This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(h) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i) This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(j) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(l) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, each Buyer and the Company have caused their signature page to this Registration Rights Agreement to be duly executed as of the date first above written.

COMPANY:
FALCON NATURAL GAS CORP.

By:
Name:	Saul S. Deutsch
Title:	Chief Financial Officer

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IN WITNESS WHEREOF, each Buyer and the Company have caused their signature page to this Registration Rights Agreement to be duly executed as of the date first above written.

BUYER:
YA GLOBAL INVESTMENTS, L.P.

By:	Yorkville Advisors, LLC
Its:	Investment Manager

By:
Name:	Mark Angelo
Title:	Portfolio Manager

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SCHEDULE I

SCHEDULE OF BUYERS

Buyer	Address/Facsimile Number of Buyer	Address/Facsimile Number of Buyer’s Representative

YA Global Investments, LP	101 Hudson Street – Suite 3700	101 Hudson Street – Suite 3700
	Jersey City, NJ 07303	Jersey City, NJ 07303
	Facsimile: (201) 985-8266	Facsimile: (201) 985-8266
Attention: Troy Rillo, Esq. or David Gonzalez, Esq.

EXHIBIT A

SELLING STOCKHOLDERS

AND PLAN OF DISTRIBUTION

Selling Stockholders

The shares of Common Stock being offered by the selling stockholders are issuable upon conversion of the convertible debentures and upon exercise of the warrants. For additional information regarding the issuance of those convertible notes and warrants, see “Private Placement of Convertible Debentures and Warrants” above. We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except as otherwise notes and except for the ownership of the convertible Debentures and the warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the selling stockholders. The second column lists the number of shares of Common Stock beneficially owned by each selling stockholder, based on its ownership of the convertible debentures and warrants, as of ________, 200_, assuming conversion of all convertible debentures and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of Common Stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least 300% of the number of Conversion Shares issued and issuable pursuant to the convertible debentures as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, and. Because the conversion price of the convertible debentures may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible debentures and the warrants, a selling stockholder may not convert the convertible debentures or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% of our then outstanding shares of Common Stock following such conversion or exercise, excluding for purposes of such determination shares of Common Stock issuable upon conversion of the convertible debentures which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Stockholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering

YA Global Investments, L.P. (1)

(1) YA Global Investments, L.P. is a Cayman Island limited partnership. It is managed by Yorkville Advisors, LLC. Investment decisions for Yorkville Advisors are made by Mark Angelo, its portfolio manager.

Plan of Distribution

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the __________ or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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EXHIBIT B

OTHER DISCLOSURES

See attachment provided separately.

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EXHIBIT C

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

Attention:

Re:	FALCON NATURAL GAS CORPORATION

Ladies and Gentlemen:

We are counsel to Falcon Natural Gas Corporation, a Nevada corporation (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the Buyers named therein (collectively, the “Buyers”) pursuant to which the Company issued to the Buyers shares of its Common Stock, par value $0.001 per share (the “Common Stock”). Pursuant to the Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Buyers (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on ____________ ____, the Company filed a Registration Statement on Form ________ (File No. 333-_____________) (the “Registration Statement”) with the Securities and Exchange SEC (the “SEC”) relating to the Registrable Securities which names each of the Buyers as a selling stockholder there under.

In connection with the foregoing, we advise you that a member of the SEC’s staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the Securities Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the Securities Act pursuant to the Registration Statement.

Very truly yours,

[Law Firm]

By: ________________________________________

cc: [LIST NAMES OF BUYERS]

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Exhibit 15

AMENDED AND RESTATED SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the “Agreement”), is entered into and made effective as of September 28, 2007, by and between FALCON NATURAL GAS CORPORATION, a Nevada corporation with its principal place of business located at 2500 City West Boulevard, Westchase Center, Suite 300, Houston, Texas 77042 (the “Parent”), and the each subsidiary of the Parent listed on Schedule I attached hereto (each a “Subsidiary,” and collectively and together with the Parent, the “Company”), in favor of YA GLOBAL INVESMENTS, L.P. (the “Secured Party” or “Buyer”).

WHEREAS, the Company issued to the Secured Party convertible debentures (the “Existing Convertible Debentures”) under the Securities Purchase Agreements dated April 19, 2005; October 17, 2005; and January 30, 2007, between the Company and the Secured Party “Existing SPAs”). This Agreement shall amend and restate the Security Agreements between the Company and the Secured Party dated April 19, 2005, and February 27, 2007 (the “Existing Security Agreements”);

WHEREAS, the Company has requested the Secured Party to make additional financing available to the Company;

WHEREAS, the parties hereto desire for this Agreement to amend and restate the Existing Security Agreements;

WHEREAS, the Secured Party is willing to provide such additional financing on the condition that such additional financing is secured hereunder and under various UCC-1 Financing Statements filed in connection with the Existing SPAs and Existing Security Agreements, and the convertible debentures issued pursuant to the Existing SPAs, and as shall be filed pursuant to this Agreement;

WHEREAS, The Parent shall issue and sell to the Secured Party, as provided in the Securities Purchase Agreement, and the Secured Party shall purchase, up to Five Million Five Hundred Forty-Five Thousand Nine Hundred Sixty-Nine Dollars ($5,545,869) of secured convertible debentures (the “New Convertible Debentures,” and together with the Existing Convertible Debentures, the “Convertible Debentures”), which shall be convertible into shares of the Parent’s common stock, par value $0.00001, as set forth in the Securities Purchase Agreement of even date herewith (the “Securities Purchase Agreement”);

WHEREAS, to induce the Secured Party to enter into the transaction contemplated by the Securities Purchase Agreement, the New Convertible Debentures, the Investor Registration Rights Agreement of even date herewith between, among others, the Parent and the Secured Party (the “Investor Registration Rights Agreement”), and the Irrevocable Transfer Agent Instructions between, among others, the Parent, the Secured Party, the Parent’s transfer agent, and David Gonzalez, Esq. (the “Transfer Agent Instructions”) (collectively referred to as the “Transaction Documents”), each Company hereby grants to the Secured Party a security interest in and to the pledged property of each Company identified on Exhibit A hereto (collectively referred to as the “Pledged Property”) to secure all of the Obligations (as defined below).

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.
DEFINITIONS AND INTERPRETATIONS

Section 1.1. Recitals.

The above recitals are true and correct and are incorporated herein, in their entirety, by this reference.

Section 1.2. Interpretations.

Nothing herein expressed or implied is intended or shall be construed to confer upon any person other than the Secured Party any right, remedy or claim under or by reason hereof.

Section 1.3. Obligations Secured.

The security interest created hereby in the Pledged Property constitutes continuing collateral security for all of the obligations of the Parent now existing or hereinafter incurred to the Buyers, whether oral or written and whether arising before, on or after the date hereof including, without limitation following obligations (collectively, the “Obligations”):

(a) for so long as the Convertible Debentures are outstanding, the payment by the Parent, as and when due and payable (by scheduled maturity, acceleration, demand or otherwise), of all amounts from time to time owing by it in respect of the Securities Purchase Agreement, the Convertible Debentures and the other Transaction Documents; and

(b) for so long as the Convertible Debentures are outstanding, the due performance and observance by the Parent of all of its other obligations from time to time existing in respect of any of the Transaction Documents, including without limitation, the Parent’s obligations with respect to any conversion or redemption rights of the Secured Party under the Convertible Debentures.

ARTICLE 2.
PLEDGED PROPERTY; EVENT OF DEFAULT

Section 2.1. Pledged Property.

(a) As collateral security for all of the Obligations, the Company hereby pledges to the Secured Party, and creates in the Secured Party for its benefit, a continuing security interest in and to all of the Pledged Property whether now owned or hereafter acquired.

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(b) Simultaneously with the execution and delivery of this Agreement, the Company shall make, execute, acknowledge, file, record and deliver to the Secured Party any documents reasonably requested by the Secured Party to perfect its security interest in the Pledged Property. Simultaneously with the execution and delivery of this Agreement, the Company shall make, execute, acknowledge and deliver to the Secured Party such documents and instruments, including, without limitation, financing statements, certificates, affidavits and forms as may, in the Secured Party’s reasonable judgment, be necessary to effectuate, complete or perfect, or to continue and preserve, the security interest of the Secured Party in the Pledged Property, and the Secured Party shall hold such documents and instruments as secured party, subject to the terms and conditions contained herein.

(c) Establishment of a Lockbox Account, Dominion Account.  As of the date hereof the Parent, each Subsidiary and the Secured shall have establish or designated all of the Company’s and each Subsidiaries bank accounts as (i) a depository account, dominion account or such other “blocked account” established at a bank or banks (each such bank, a “Blocked Account Bank”) pursuant to an arrangement with such Blocked Account Bank as well as a (ii) lock box account (collectively the a depository account, dominion account and the lock box account shall be referred to as “Blocked Accounts”) or such other account as may be selected by the parties hereto for the deposit of all cash and all collections and proceeds from the Accounts to be deposited into the deposit Account and/or lock Box, as applicable, together with the proceeds thereof, all goods represented by such Accounts and all such goods that may be returned by the Company’s and each Subsidiaries customers, and all proceeds of any insurance thereon, and all guarantees, securities and liens which the Company and each Subsidiary may hold for the payment of any such Accounts including, without limitation, all rights of stoppage in transit, replevin and reclamation and as an unpaid vendor and/or lienor, all of which the Company and each Subsidiary represents and warrants will be bona fide and existing obligations of its respective customers, arising out of the sale of goods by the Company in the ordinary course of business into any accounts other than the Deposit and/or the Lockbox Accounts, as applicable The parties hereto and each Blocked Account Bank shall enter into a deposit account control agreement in form and substance satisfactory to Secured Party directing such Blocked Account Bank, upon notification by the Secured Party of an Event of Default as defined herein, to transfer such funds so deposited into the Blocked Accounts, either to any account maintained by the Secured Party at said Blocked Account Bank or by wire transfer to appropriate account(s) the Secured Party directs and providing the Secured Party such control over the Blocked Accounts until the earlier of the Event of Default being cured or repayment of the Obligations. Upon an Event of Default all funds deposited in such Blocked Accounts shall immediately become the property of the Secured Party and the parties hereto shall obtain the agreement by such Blocked Account Bank to waive any offset rights against the funds so deposited.

Section 2.2. Event of Default

An “Event of Default” shall be deemed to have occurred under this Agreement upon an Event of Default under and as defined in the Convertible Debentures.

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ARTICLE 3.
ATTORNEY-IN-FACT; PERFORMANCE

Section 3.1. Secured Party Appointed Attorney-In-Fact.

Upon the occurrence and during the continuance of an Event of Default: (a) the Company hereby appoints the Secured Party as its attorney-in-fact, with full authority in the place and stead of the Company and in the name of the Company or otherwise, from time to time in the Secured Party’s discretion to take any action and to execute any instrument which the Secured Party may reasonably deem necessary to accomplish the purposes of this Agreement, including, without limitation, to receive and collect all instruments made payable to the Company representing any payments in respect of the Pledged Property or any part thereof and to give full discharge for the same; (b) the Secured Party may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Pledged Property as and when the Secured Party may determine, and (c) to facilitate collection, the Secured Party may notify account debtors and obligors on any Pledged Property to make payments directly to the Secured Party.

Section 3.2. Secured Party May Perform.

If the Company fails to perform any agreement contained herein, the Secured Party, at its option, may itself perform, or cause performance of, such agreement, and the expenses of the Secured Party incurred in connection therewith shall be included in the Obligations secured hereby and payable by the Company under Section 8.3.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES

Section 4.1. Authorization; Enforceability.

Each of the parties hereto represents and warrants that it has taken all action necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and upon execution and delivery, this Agreement shall constitute a valid and binding obligation of the respective party, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights or by the principles governing the availability of equitable remedies.

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Section 4.2. Ownership of Pledged Property.

The Company represents and warrants that it is the legal and beneficial owner of the Pledged Property free and clear of any lien, security interest, option or other charge or encumbrance (each, a “Lien”) except for the security interest created by this Agreement and other Permitted Liens. For purposes of this Agreement, “Permitted Liens” means: (1) the security interest created by this Agreement, (2) existing Liens disclosed by the Company to the Secured Party; (3) inchoate Liens for taxes, assessments or governmental charges or levies not yet due, as to which the grace period, if any, related thereto has not yet expired, or being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (4) Liens of carriers, materialmen, warehousemen, mechanics and landlords and other similar Liens which secure amounts which are not yet overdue by more than 60 days or which are being contested in good faith by appropriate proceedings; (5) licenses, sublicenses, leases or subleases granted to other Persons not materially interfering with the conduct of the business of the Company; (6) Liens securing capitalized lease obligations and purchase money indebtedness incurred solely for the purpose of financing an acquisition or lease; (7) easements, rights-of-way, restrictions, encroachments, municipal zoning ordinances and other similar charges or encumbrances, and minor title deficiencies, in each case not securing debt and not materially interfering with the conduct of the business of the Company and not materially detracting from the value of the property subject thereto; (8) Liens arising out of the existence of judgments or awards which judgments or awards do not constitute an Event of Default; (9) Liens incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance, pension liabilities and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature (other than appeal bonds) incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money); (10) Liens in favor of a banking institution arising by operation of law encumbering deposits (including the right of set-off) and contractual set-off rights held by such banking institution and which are within the general parameters customary in the banking industry and only burdening deposit accounts or other funds maintained with a creditor depository institution; (11) usual and customary set-off rights in leases and other contracts; and (12) escrows in connection with acquisitions and dispositions.

Section 4.3. Name Change. The Company and each Subsidiary have only effectuated changes their respective corporate names as designated in Schedule 4.3 herein.

ARTICLE 5.
DEFAULT; REMEDIES; SUBSTITUTE COLLATERAL

Section 5.1 Method of Realizing Upon the Pledged Property: Other Remedies.

If any Event of Default shall have occurred and be continuing:

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(a) The Secured Party may exercise in respect of the Pledged Property, in addition to any other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party upon default under the Uniform Commercial Code (whether or not the Uniform Commercial Code applies to the affected Pledged Property), and also may (i) take absolute control of the Pledged Property, including, without limitation, transfer into the Secured Party's name or into the name of its nominee or nominees (to the extent the Secured Party has not theretofore done so) and thereafter receive, for the benefit of the Secured Party, all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require the Company to assemble all or part of the Pledged Property as directed by the Secured Party and make it available to the Secured Party at a place or places to be designated by the Secured Party that is reasonably convenient to both parties, and the Secured Party may enter into and occupy any premises owned or leased by the Company where the Pledged Property or any part thereof is located or assembled for a reasonable period in order to effectuate the Secured Party's rights and remedies hereunder or under law, without obligation to the Company in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Pledged Property for sale, (A) sell the Pledged Property or any part thereof in one or more parcels at public or private sale, at any of the Secured Party's offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Secured Party may deem commercially reasonable and/or (B) lease, license or dispose of the Pledged Property or any part thereof upon such terms as the Secured Party may deem commercially reasonable. The Company agrees that, to the extent notice of sale or any other disposition of the Pledged Property shall be required by law, at least ten (10) days' notice to the Company of the time and place of any public sale or the time after which any private sale or other disposition of the Pledged Property is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale or other disposition of any Pledged Property regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Company hereby waives any claims against the Secured Party arising by reason of the fact that the price at which the Pledged Property may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if the Secured Party accepts the first offer received and does not offer such Pledged Property to more than one offeree, and waives all rights that the Company may have to require that all or any part of such Pledged Property be marshaled upon any sale (public or private) thereof. The Company hereby acknowledges that (i) any such sale of the Pledged Property by the Secured Party may be made without warranty, (ii) the Secured Party may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, and (iii) such actions set forth in clauses (i) and (ii) above shall not adversely affect the commercial reasonableness of any such sale of Pledged Property.

(b) Upon an Event of Default all funds deposited in such Blocked Accounts shall immediately become the property of the Buyer. The Secured Party shall direct such Blocked Account Bank, to transfer such funds so deposited into the Blocked Accounts, either to any account maintained by the Secured Party at said Blocked Account Bank or by wire transfer to appropriate account(s) the Secured Party directs and providing the Secured Party such control over the Blocked Accounts until the earlier of the Event of Default being cured or repayment of the Obligations.

(c) Any cash held by the Secured Party as Pledged Property and all cash proceeds received by the Secured Party in respect of any sale of or collection from, or other realization upon, all or any part of the Pledged Property shall be applied (after payment of any amounts payable to the Secured Party pursuant to Section 8.3 hereof) by the Secured Party against, all or any part of the Obligations in such order as the Secured Party shall elect, consistent with the provisions of the Securities Purchase Agreement. Any surplus of such cash or cash proceeds held by the Secured Party and remaining after the indefeasible payment in full in cash of all of the Obligations shall be paid over to whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

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(d) In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Secured Party is legally entitled, the Company shall be liable for the deficiency, together with interest thereon at the rate specified in the Convertible Debentures for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs, expenses and other client charges of any attorneys employed by the Secured Party to collect such deficiency.

(e) The Company hereby acknowledges that if the Secured Party complies with any applicable state, provincial, or federal law requirements in connection with a disposition of the Pledged Property, such compliance will not adversely affect the commercial reasonableness of any sale or other disposition of the Pledged Property.

(f) The Secured Party shall not be required to marshal any present or future collateral security (including, but not limited to, this Agreement and the Pledged Property) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of the Secured Party's rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent that the Company lawfully may, the Company hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of the Secured Party's rights under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, the Company hereby irrevocably waives the benefits of all such laws.

Section 5.2 Duties Regarding Pledged Property.

The Secured Party shall have no duty as to the collection or protection of the Pledged Property or any income thereon or as to the preservation of any rights pertaining thereto, beyond the safe custody and reasonable care of any of the Pledged Property actually in the Secured Party’s possession.

ARTICLE 6.
AFFIRMATIVE COVENANTS

The Company covenants and agrees that, from the date hereof and until the Obligations have been fully paid and satisfied or the Convertible Debentures have been fully converted, unless the Secured Party shall consent otherwise in writing (as provided in Section 8.4 hereof):

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Section 6.1. Existence, Properties, Etc.

(a) The Company shall do, or cause to be done, all things, or proceed with due diligence with any actions or courses of action, that may be reasonably necessary (i) to maintain Company’s due organization, valid existence and good standing under the laws of its state of incorporation, and (ii) to preserve and keep in full force and effect all qualifications, licenses and registrations in those jurisdictions in which the failure to do so could have a Material Adverse Effect (as defined below); and (b) the Company shall not do, or cause to be done, any act impairing the Company’s corporate power or authority (i) to carry on the Company’s business as now conducted, and (ii) to execute or deliver this Agreement or any other document delivered in connection herewith, including, without limitation, any UCC-1 Financing Statements required by the Secured Party (which other loan instruments collectively shall be referred to as the “Loan Instruments”) to which it is or will be a party, or perform any of its obligations hereunder or thereunder. For purpose of this Agreement, the term “Material Adverse Effect” shall mean any material and adverse affect as determined by Secured Party in its reasonable discretion, whether individually or in the aggregate, upon (a) the Company’s assets, business, operations, properties or condition, financial or otherwise; (b) the Company’s ability to make payment as and when due of all or any part of the Obligations; or (c) the Pledged Property.

Section 6.2. Financial Statements and Reports.

The Company shall furnish to the Secured Party within a reasonable time such financial data as the Secured Party may reasonably request.

Section 6.3. Accounts and Reports.

The Company shall maintain a standard system of accounting in accordance with generally accepted accounting principles consistently applied (“GAAP”) and provide, at its sole expense, to the Secured Party the following:

(a) as soon as available, a copy of any notice or other communication alleging any nonpayment or other material breach or default, or any foreclosure or other action respecting any material portion of its assets and properties, received respecting any of the indebtedness of the Company in excess of $500,000 (other than the Obligations), or any demand or other request for payment under any guaranty, assumption, purchase agreement or similar agreement or arrangement respecting the indebtedness or obligations of others in excess of $500,000; and

(b) within fifteen (15) days after the making of each submission or filing, a copy of any report, financial statement, notice or other document, whether periodic or otherwise, submitted to the shareholders of the Company, or submitted to or filed by the Company with any governmental authority involving or affecting (i) the Company that could reasonably be expected to have a Material Adverse Effect; (ii) the Obligations; (iii) any part of the Pledged Property; or (iv) any of the transactions contemplated in this Agreement or the Loan Instruments (except, in each case, to the extent any such submission, filing, report, financial statement, notice or other document is posted on EDGAR Online).

Section 6.4. Maintenance of Books and Records; Inspection.

The Company shall maintain its books, accounts and records in accordance with GAAP, and permit the Secured Party, its officers and employees and any professionals designated by the Secured Party in writing, at any time during normal business hours and upon reasonable notice to visit and inspect any of its properties (including but not limited to the collateral security described in the Transaction Documents and/or the Loan Instruments), corporate books and financial records, and to discuss its accounts, affairs and finances with any employee, officer or director thereof (it being agreed that, unless an Event of Default shall have occurred and be continuing, there shall be no more than two (2) such visits and inspections in any Fiscal Year).

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Section 6.5. Maintenance and Insurance.

(a) The Company shall maintain or cause to be maintained, at its own expense, all of its material assets and properties in good working order and condition, ordinary wear and tear excepted, making all necessary repairs thereto and renewals and replacements thereof.

(b) The Company shall maintain or cause to be maintained, at its own expense, insurance in form, substance and amounts (including deductibles), which the Company deems reasonably necessary to the Company’s business, (i) adequate to insure all assets and properties of the Company of a character usually insured by persons engaged in the same or similar business against loss or damage resulting from fire or other risks included in an extended coverage policy; (ii) against public liability and other tort claims that may be incurred by the Company; (iii) as may be required by the Transaction Documents and/or applicable law and (iv) as may be reasonably requested by Secured Party, all with financially sound and reputable insurers.

Section 6.6. Contracts and Other Collateral.

The Company shall perform all of its obligations under or with respect to each instrument, receivable, contract and other intangible included in the Pledged Property to which the Company is now or hereafter will be party on a timely basis and in the manner therein required, including, without limitation, this Agreement, except to the extent the failure to so perform such obligations would not reasonably be expected to have a Material Adverse Effect.

Section 6.7. Defense of Collateral, Etc.

The Company shall defend and enforce its right, title and interest in and to any part of: (a) the Pledged Property; and (b) if not included within the Pledged Property, those assets and properties whose loss would reasonably be expected to have a Material Adverse Effect, each against all manner of claims and demands on a timely basis to the full extent permitted by applicable law (other than any such claims and demands by holders of Permitted Liens).

Section 6.8. Taxes and Assessments.

The Company shall (a) file all material tax returns and appropriate schedules thereto that are required to be filed under applicable law, prior to the date of delinquency (taking into account any extensions of the original due date), (b) pay and discharge all material taxes, assessments and governmental charges or levies imposed upon the Company, upon its income and profits or upon any properties belonging to it, prior to the date on which penalties attach thereto, and (c) pay all material taxes, assessments and governmental charges or levies that, if unpaid, might become a lien or charge upon any of its properties; provided, however, that the Company in good faith may contest any such tax, assessment, governmental charge or levy described in the foregoing clauses (b) and (c) so long as appropriate reserves are maintained with respect thereto if and to the extent required by GAAP.

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Section 6.9. Compliance with Law and Other Agreements.

The Company shall maintain its business operations and property owned or used in connection therewith in compliance with (a) all applicable federal, state and local laws, regulations and ordinances governing such business operations and the use and ownership of such property, and (b) all agreements, licenses, franchises, indentures and mortgages to which the Company is a party or by which the Company or any of its properties is bound, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

Section 6.10. Notice of Default.

The Company shall give written notice to the Secured Party of the occurrence of any Event of Default.

Section 6.11. Notice of Litigation.

The Company shall give notice, in writing, to the Secured Party of (a) any actions, suits or proceedings wherein the amount at issue is in excess of $250,000, instituted by any persons against the Company, or affecting any of the assets of the Company, and (b) any dispute, not resolved within fifteen (15) days of the commencement thereof, between the Company on the one hand and any governmental or regulatory body on the other hand, which might reasonably be expected to have a Material Adverse Effect on the business operations or financial condition of the Company.

Section 6.13. Future Subsidiaries.

If the Company shall hereafter create or acquire any subsidiary, simultaneously with the creation or acquisition of such subsidiary, the Company shall cause such subsidiary to grant to the Secured Party a security interest of the same tenor as created under this Agreement.

Section 6.14. Deposit/Lock Box Accounts. The Company and each Subsidiary shall cause all cash and all collections and proceeds from the Accounts to be deposited into the Deposit Account and/or Lock Box, as applicable, together with the proceeds thereof, all goods represented by such Accounts and all such goods that may be returned by the Company’s and each Subsidiaries customers, and all proceeds of any insurance thereon, and all guarantees, securities and liens which the Company and each Subsidiary may hold for the payment of any such Accounts including, without limitation, all rights of stoppage in transit, replevin and reclamation and as an unpaid vendor and/or lienor, all of which the Company and the each Subsidiary represents and warrants will be bona fide and existing obligations of its respective customers, arising out of the sale of goods by the Company and each Subsidiary in the ordinary course of business into any accounts other than the Deposit and/or the Lockbox Accounts, as applicable.

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ARTICLE 7.
NEGATIVE COVENANTS

The Company covenants and agrees that, from the date hereof until the Obligations have been fully paid and satisfied, the Company shall not, unless the Secured Party shall consent otherwise in writing:

Section 7.1. Liens and Encumbrances.

Directly or indirectly make, create, incur, assume or permit to exist any Lien in, to or against any part of the Pledged Property other than Permitted Liens.

Section 7.2. Restriction on Redemption and Cash Dividends

Directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Secured Party.

Section 7.3. Incurrence of Indebtedness.

Directly or indirectly, incur or guarantee, assume or suffer to exist any indebtedness, other than the indebtedness evidenced by the Convertible Debentures and other Permitted Indebtedness. “Permitted Indebtedness” means: (i) indebtedness evidenced by Convertible Debentures; (ii) indebtedness described on the Disclosure Schedule to the Securities Purchase Agreement; (iii) indebtedness incurred solely for the purpose of financing the acquisition or lease of any equipment by the Company, including capital lease obligations with no recourse other than to such equipment; (iv) indebtedness (A) the repayment of which has been subordinated to the payment of the Convertible Debentures on terms and conditions acceptable to the Secured Party, including with regard to interest payments and repayment of principal, (B) which does not mature or otherwise require or permit redemption or repayment prior to or on the 91st day after the maturity date of any Convertible Debentures then outstanding; and (C) which is not secured by any assets of the Company; (v) indebtedness solely between the Company and/or one of its domestic subsidiaries, on the one hand, and the Company and/or one of its domestic subsidiaries, on the other which indebtedness is not secured by any assets of the Company or any of its subsidiaries, provided that (x) in each case a majority of the equity of any such domestic subsidiary is directly or indirectly owned by the Company, such domestic subsidiary is controlled by the Company and such domestic subsidiary has executed a security agreement in the form of this Agreement and (y) any such loan shall be evidenced by an intercompany note that is pledged by the Company or its subsidiary, as applicable, as collateral pursuant to this Agreement; (vi) reimbursement obligations in respect of letters of credit issued for the account of the Company or any of its subsidiaries for the purpose of securing performance obligations of the Company or its subsidiaries incurred in the ordinary course of business so long as the aggregate face amount of all such letters of credit does not exceed $500,000 at any one time; and (vii) renewals, extensions and refinancing of any indebtedness described in clauses (i) or (iii) of this subsection.

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Section 7.4. Places of Business.

Change the location of its chief place of business, chief executive office or any place of business disclosed to the Secured Party, unless such change in location is to a different location within the United States and the Company provides notice to the Secured Party of new location within 10 days’ of such change in location.

Section 7.5. Company Name. The Company and each Subsidiary shall not change their respective names without providing the Secured Party thirty (30) calendar days prior written notice.

Section 7.6. Bank Accounts. The Company and each Subsidiary shall not open, create, assume, establish or maintain any bank account with out having it designated as a “Deposit Account” and complying with the term hereunder.

Section 7.7. Deposit/Lockbox Accounts. The Company and each Subsidiary shall not direct, instruct, cause to be deposited or otherwise deposit any cash and or any collections and proceeds from the Accounts, together with the proceeds thereof, all goods represented by such Accounts and all such goods that may be returned by the Company’s and each Subsidiaries customers, and all proceeds of any insurance thereon, and all guarantees, securities and liens which the Company and each Subsidiary may hold for the payment of any such Accounts including, without limitation, all rights of stoppage in transit, replevin and reclamation and as an unpaid vendor and/or lienor, all of which the Company represents and warrants will be bona fide and existing obligations of its respective customers, arising out of the sale of goods by the Company and each Subsidiary in the ordinary course of business into any accounts other than the Deposit and/or the Lockbox Accounts, as applicable.

ARTICLE 8.
MISCELLANEOUS

Section 8.1. Notices.

All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as duly given on: (a) the date of delivery, if delivered in person or by nationally recognized overnight delivery service or (b) five (5) days after mailing if mailed from within the continental United States by certified mail, return receipt requested to the party entitled to receive the same:

If to the Secured Party:	YA Global Investments, L.P.
101 Hudson Street-Suite 3700
Jersey City, New Jersey 07302
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 986-8300
Facsimile: (201) 985-8266

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With a copy to:	David Gonzalez or Troy Rillo, Esq.
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

And if to the Company:	Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd., Suite 300 Houston, Texas 77019
Attention: Saul S. Deutsch, CFO
Telephone: (832) 476-8699
Facsimile: (513) 398-9802

With a copy to:	Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard – Suite 2000
Miami, FL 33131-2399
Attention: Ronald S. Haligman, Esq.
Telephone: (305) 539-3339
Facsimile: (305) 358-7095

Any party may change its address by giving notice to the other party stating its new address. Commencing on the tenth (10th) day after the giving of such notice, such newly designated address shall be such party’s address for the purpose of all notices or other communications required or permitted to be given pursuant to this Agreement.

Section 8.2. Severability.

If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

Section 8.3. Expenses.

In the event of an Event of Default, the Company will pay to the Secured Party the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, which the Secured Party may incur in connection with: (i) the custody or preservation of, or the sale, collection from, or other realization upon, any of the Pledged Property; (ii) the exercise or enforcement of any of the rights of the Secured Party hereunder or (iii) the failure by the Company to perform or observe any of the provisions hereof.

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Section 8.4. Waivers, Amendments, Etc.

The Secured Party’s delay or failure at any time or times hereafter to require strict performance by Company of any undertakings, agreements or covenants shall not waive, affect, or diminish any right of the Secured Party under this Agreement to demand strict compliance and performance herewith. Any waiver by the Secured Party of any Event of Default shall not waive or affect any other Event of Default, whether such Event of Default is prior or subsequent thereto and whether of the same or a different type. None of the undertakings, agreements and covenants of the Company contained in this Agreement, and no Event of Default, shall be deemed to have been waived by the Secured Party, nor may this Agreement be amended, changed or modified, unless such waiver, amendment, change or modification is evidenced by an instrument in writing specifying such waiver, amendment, change or modification and signed by the Secured Party in the case of any such waiver, and signed by the Secured Party and the Company in the case of any such amendment, change or modification.

Section 8.5. Continuing Security Interest; Partial Release.

(a) This Agreement shall create a continuing security interest in the Pledged Property and shall: (i) remain in full force and effect until payment or conversion in full of the Convertible Debentures; (ii) be binding upon the Company and its successors and assigns; and (iii) inure to the benefit of the Secured Party and its successors and assigns. Upon the payment or satisfaction in full or conversion in full of the Convertible Debentures, this Agreement and the security interest created hereby shall terminate, and, in connection therewith, the Company shall be entitled to the return, at its expense, of such of the Pledged Property as shall not have been sold in accordance with Section 5.2 hereof or otherwise applied pursuant to the terms hereof and the Secured Party shall deliver to the Company such documents as the Company shall reasonably request to evidence such termination.

(b) Effective upon the closing of a disposition of any Pledged Property, provided the Secured Party consents in writing prior to such disposition or such disposition is made in the ordinary course of business, the security interest granted hereunder in the Pledged Property so disposed of shall terminate and the Secured Party shall deliver such documents as the Company shall reasonably request to evidence such termination; provided, however, the security interest granted hereunder in all remaining Pledged Property shall remain in full force and effect.

Section 8.6. Independent Representation.

Each party hereto acknowledges and agrees that it has received or has had the opportunity to receive independent legal counsel of its own choice and that it has been sufficiently apprised of its rights and responsibilities with regard to the substance of this Agreement.

Section 8.7. Applicable Law: Jurisdiction.

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New Jersey without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in Hudson County, New Jersey, and expressly consent to the jurisdiction and venue of the Superior Court of New Jersey, sitting in Hudson County and the United States District Court for the District of New Jersey sitting in Newark, New Jersey for the adjudication of any civil action asserted pursuant to this Paragraph.

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Section 8.8. Waiver of Jury Trial.

AS A FURTHER INDUCEMENT FOR THE SECURED PARTY TO ENTER INTO THIS AGREEMENT AND TO MAKE THE FINANCIAL ACCOMMODATIONS TO THE COMPANY, THE COMPANY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OTHER DOCUMENTS RELATED TO THIS TRANSACTION.

Section 8.9. Entire Agreement.

This Agreement constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have executed this Security Agreement as of the date first above written.

COMPANY:
FALCON NATURAL GAS CORP.

By:
Name: Saul S. Deutsch
Title: Chief Financial Officer

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IN WITNESS WHEREOF, the parties hereto have executed this Security Agreement as of the date first above written.

SECURED PARTY:
YA GLOBAL INVESTMENTS, LP

By: Yorkville Advisors, LLC
Its: General Partner

By:
Name: Mark Angelo
Title: Portfolio Manager

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SCHEDULE I

LEGAL NAMES; ORGANIZATIONAL IDENTIFICATION NUMBERS; STATES OF ORGANIZATION

Company’s Name	State of Organization	Employer ID	Organizational ID
Subsidiary 1.	Delaware
Subsidiary 2.	Delaware
Subsidiary 3
Subsidiary 4

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EXHIBIT A
DEFINITION OF PLEDGED PROPERTY

For the purpose of securing prompt and complete payment and performance by the Company of all of the Obligations, the Company unconditionally and irrevocably hereby grants to the Secured Party a continuing security interest in and to, and lien upon, the following Pledged Property of the Company:

(a) all goods of the Company, including, without limitation, machinery, equipment, furniture, furnishings, fixtures, signs, lights, tools, parts, supplies and motor vehicles of every kind and description, now or hereafter owned by the Company or in which the Company may have or may hereafter acquire any interest, and all replacements, additions, accessions, substitutions and proceeds thereof, arising from the sale or disposition thereof, and where applicable, the proceeds of insurance and of any tort claims involving any of the foregoing;

(b) all inventory of the Company, including, but not limited to, all goods, wares, merchandise, parts, supplies, finished products, other tangible personal property, including such inventory as is temporarily out of Company’s custody or possession and including any returns upon any accounts or other proceeds, including insurance proceeds, resulting from the sale or disposition of any of the foregoing;

(c) all contract rights and general intangibles of the Company, including, without limitation, goodwill, trademarks, trade styles, trade names, leasehold interests, partnership or joint venture interests, patents and patent applications, copyrights, deposit accounts whether now owned or hereafter created;

(d) all documents, warehouse receipts, instruments and chattel paper of the Company whether now owned or hereafter created;

(e) all accounts and other receivables, instruments or other forms of obligations and rights to payment of the Company (herein collectively referred to as “Accounts”), together with the proceeds thereof, all goods represented by such Accounts and all such goods that may be returned by the Company’s customers, and all proceeds of any insurance thereon, and all guarantees, securities and liens which the Company may hold for the payment of any such Accounts including, without limitation, all rights of stoppage in transit, replevin and reclamation and as an unpaid vendor and/or lienor;

(f) to the extent assignable, all of the Company’s rights under all present and future authorizations, permits, licenses and franchises issued or granted in connection with the operations of any of its facilities;

(g) all equity interests, securities or other instruments in other companies, including, without limitation, any subsidiaries, investments or other entities (whether or not controlled); whether no existing or later acquired or created and

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(h) all products and proceeds (including, without limitation, insurance proceeds) from the above-described Pledged Property.

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Exhibit 16

YA Global Investments, L.P.
101 Hudson St.
Suite 3700
Jersey City, New Jersey 07302

September 28, 2007

Falcon Natural Gas Corp.
Westchase Center
2500 Citywest Blvd. – Suite 300
Houston, Texas 77019
Attn: Saul S. Deutsch

Dear Mr. Deutsch:

This agreement is made in connection with the provision of funds by YA Global Investments, L.P. (f/k/a Cornell Capital Partners, L.P.) (“YA”) pursuant to the Securities Purchase Agreement (“SPA”) of even date herewith, and will confirm our understanding regarding Falcon Natural Gas Corp.’s (“Falcon”, or the “Company”) obligations owed to YA. Falcon hereby acknowledges, confirms and agrees that as of the close of business on September 28, 2007, Falcon is indebted (collectively, the “Existing Debentures”) to YA in the amounts set forth below:

Investor Name:	Date of Debenture:	Outstanding Principal:	Outstanding Interest:	Total Outstanding
YA	January 29, 2007	$655,555	$34,771	$690,326
YA	January 29, 2007	$8,232,219	$445,446	$8,677,665
YA	July 30, 2007	$2,598,889	$60,806	$2,659,695

All amounts owed, as set forth above, together with any fees, costs, expenses and other charges now or hereafter payable by Falcon to YA (including, without limitation, the amounts referenced in the table above) under the Existing Debentures are unconditionally owing by Falcon to YA, without offset, setoff, defense or counterclaim of any kind, nature or description whatsoever. Falcon further acknowledges, confirms and agrees that (a) all agreements between Falcon and YA (the “Existing Agreements”) have been duly executed and delivered by Falcon to YA, and each is in full force and effect as of the date hereof; (b) the agreements and obligations of Falcon contained in the Existing Agreements constitute the legal, valid and binding obligations of Falcon, enforceable against it in accordance with their respective terms, and Falcon has no valid defense to the enforcement of such obligations; and (c)  YA is and shall be entitled to the rights, remedies and benefits provided for in the Existing Agreements and applicable law, without offset, setoff, defense or counterclaim of any kind, nature or descriptions whatsoever.

In exchange for YA entering into the SPA, and for other consideration and accommodation, Falcon does hereby RELEASE AND FOREVER DISCHARGE YA and its subsidiaries and its respective affiliates, parents, joint ventures, officers, directors, shareholders, interest holders, members, managers, employees, consultants, representatives, successors and assigns, heirs, executors and administrators (collectively, “Buyer Parties”) from all causes of action, suits, debts, claims and demands whatsoever known or unknown, at law, in equity or otherwise, which Falcon had, now has, or hereafter may have, arising from or relating in any way to the Company’s status as a debtor of YA on or prior to the date hereof, any agreement between Falcon and YA entered into prior to the date hereof, any claims for reasonable attorneys’ fees and costs, and including, without limitation, any claims relating to fees, penalties, liquidated damages, and indemnification for losses, liabilities and expenses.  This release is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, or implied or express contract.  It is expressly understood and agreed that this release shall operate as a clear and unequivocal waiver by Falcon of any such claim whatsoever.

This letter may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. This letter shall be accepted, effective and binding, for all purposes, when the parties shall have signed and transmitted to each other, by telecopier or otherwise, copies of this letter. The terms of this letter supersede the terms of any other verbal or written agreement existing prior to the date hereof. In the event of any litigation arising hereunder, the prevailing party or parties shall be entitled to recover its or their reasonable attorneys’ fees and court costs from the other party or parties, including the costs of bringing such litigation and collecting upon any judgments. This letter shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, trustees, successors and assigns. Except for the amounts expressly set forth herein, none of the parties hereto shall be liable to any other party for any amounts whatsoever.

If the foregoing correctly sets forth the terms of our agreement, please sign this letter on the line provided below, whereupon it will constitute a binding agreement among us.

Sincerely,

YA GLOBAL INVESTMENTS, L.P.

By:	Yorkville Advisors, LLC
Its:	General Partner

By:
Name: Mark Angelo
Title: Portfolio Manager

ACCEPTED AND AGREED: FALCON NATURAL GAS CORP.

By:
Name: Saul S. Deutsch
Title: Chief Financial Officer

Exhibit 17

When recorded, please return to:
YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, NJ 07303
Attention:        Eric M. Hansen
Telephone:      (201) 985-8300

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM THIS INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.

CONVEYANCE OF OVERRIDING ROYALTY INTEREST

THIS CONVEYANCE OF OVERRIDING ROYALTY INTEREST (as from time to time supplemented or amended, this “Conveyance”), dated as of the date set out at the end hereof, is made from and by Falcon Natural Gas Corp., a Nevada corporation (herein called “WI Owner”), to and in favor of YA Global Investments, L.P., a Cayman Islands exempt limited partnership (herein called “Royalty Owner”).

ARTICLE I

Defined Terms

Section 1.1. Defined Terms. When used in this Conveyance or in any exhibit or schedule hereto (unless otherwise defined in any such exhibit or schedule), the following terms have the respective meanings assigned to them in this section or in the sections, subsections, exhibits and schedules referred to below:

“Affiliate” means, as to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person. A Person shall be deemed to be “controlled by” any other Person if such other Person possesses, directly or indirectly, power

(a) to vote 20% or more of the securities or other equity interests (on a fully diluted basis) having ordinary voting power for the election of directors, the managing general partner or partners or the managing member or members; or

(b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise;

“Effective Time” means 7:00 a.m. local time at the locations of the Subject Interests, respectively, on August 1, 2007.

“Environmental Laws” means any and all Laws relating to the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment including ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

[Conveyance of Overriding Royalty Interest]

“Fixed Rate” means, for any day, the rate that is the lesser of (a) twelve percent (12.00%) per annum, based on actual days elapsed and a year of 360 days or (b) the maximum of interest allowed by applicable Law.

“Hazardous Materials” means any substances regulated under any Environmental Law, whether as pollutants, contaminants, or chemicals, or as industrial, toxic or hazardous substances or wastes, or otherwise.

“Hydrocarbons” means oil, gas (including coal bed gas, casinghead gas, condensate,).

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time and any successor statute or statutes, together with all rules and regulations promulgated with respect thereto.

“Law” means any statute, law, regulation, ordinance, rule, treaty, judgment, order, decree, permit, concession, franchise, license, agreement or other governmental restriction of the United States or any state or political subdivision thereof or of any foreign country or any department, province or other political subdivision thereof. Any reference to a Law includes any amendment or modification to such Law, and all regulations, rulings, and other Laws promulgated under such Law.

“Marketing Terms and Conditions” has the meaning assigned to such term in Section 3.1.

“Month” means the period between 7:00 a.m. Houston, Texas time on the first day of each calendar month and 7:00 a.m. Houston, Texas time on the first day of the next succeeding calendar month.

“ORRI” has the meaning assigned to such term in Section 2.1.

“ORRI Hydrocarbons” means the Hydrocarbons attributable to the ORRI.

“Permitted Encumbrances” means:

(a) the contracts, agreements, burdens, encumbrances and other matters set forth as being applicable to certain of the Subject Interests in the descriptions of such Subject Interests on Exhibit A hereto;

(b) liens for taxes, assessments or other governmental charges or levies which are not due or which are being contested in good faith by appropriate action promptly initiated and diligently conducted and for the payment of which WI Owner has reserved adequate funds;

(c) liens of vendors, contractors, subcontractors, carriers, warehousemen, mechanics, laborers or materialman or other like liens arising by law or contract in the ordinary course of business for sums which are not due or which are being contested in good faith by appropriate action promptly initiated and diligently conducted and for the payment of which WI Owner has reserved adequate funds;

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(d) covenants, restrictions, easements, servitudes, permits, conditions, exceptions, reservations, minor rights, minor encumbrances, minor irregularities in title or conventional rights of reassignment prior to abandonment which do not materially interfere with the occupation, use and enjoyment by WI Owner or Royalty Owner of their respective interests in the Subject Interests in the normal course of business as presently conducted or to be conducted, materially impair the value thereof for the purpose of such business, or impair the value of the ORRI;

(e) liens of operators under joint operating agreements or similar contractual arrangements with respect to WI Owner’s proportionate share of the expense of exploration, development and operation of oil, gas and mineral leasehold or fee interests owned jointly with others, to the extent that such liens secure sums which are not due or which are being contested in good faith by appropriate action promptly initiated and diligently conducted and for the payment of which WI Owner has reserved adequate funds; and

(f) liens and security interests in favor of Royalty Owner or its Affiliates, provided that the same are subject and subordinate to this Conveyance.

“Person” means an individual, corporation, general partnership, limited partnership, limited liability company, association, joint stock company, trust or trustee thereof, estate or executor thereof, court or governmental unit or any agency or authority thereof, or any other legally recognizable entity.

“Reimbursable Expenses” means all costs and expenses paid or incurred by or on behalf of Royalty Owner or its Affiliates which are related to: (a) the negotiation, acquisition, ownership, enforcement, or termination of the ORRI, this Conveyance, or any waivers or amendments hereto or thereto, or (b) any litigation, contest, release or discharge of any adverse claim or demand made or proceeding instituted by any Person affecting in any manner whatsoever the ORRI, any ORRI Hydrocarbons, this Conveyance, the enforcement or defense hereof or thereof, or the defense of Royalty Owner’s and its Affiliates’ exercise of their rights hereunder or thereunder. Included among the Reimbursable Expenses are (i) all recording and filing fees, (ii) all actual and reasonable fees and expenses of counsel, engineers, accountants and other consultants, experts and advisors for Royalty Owner and its Affiliates and mortgagees, and (iii) all amounts which Royalty Owner is entitled to receive hereunder and all costs of Royalty Owner in exercising any of its remedies hereunder.

“Release” means the disposition or release of Hazardous Materials, other than dispositions and releases done in material compliance with all applicable Laws and for which WI Owner otherwise has no material remedial obligations.

“Royalty Owner Indemnitees” has the meaning assigned to such term in Section 6.6.

“Specified Costs” means Specified Taxes, Specified Marketing Costs, and Specified Transportation Costs.

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“Specified Marketing Costs” means a charge for marketing the ORRI Hydrocarbons consisting of natural gas that is equal to the fair and reasonable costs for the area which would have been charged at the time in arm’s-length dealings with parties other than Affiliates of WI Owner.

“Specified Taxes” means all ad valorem or property taxes assessed against the ORRI and all severance taxes or similar taxes assessed against or measured by production and severance of ORRI Hydrocarbons or the value thereof. To the extent that any jurisdiction in which the Subject Lands are located also requires WI Owner to withhold income taxes or similar taxes payable by Royalty Owner, the taxes so withheld shall also be “Specified Taxes”.

“Specified Transportation Costs” means all costs paid by WI Owner (or any other operator of Subject Interests on behalf of WI Owner) to gatherers, processors or transporters for transporting ORRI Hydrocarbons from the lease to the point of sale or for processing ORRI Hydrocarbons off of the lease to meet pipeline or transporter specifications and qualifications, provided however, that no such costs shall exceed fair and reasonable costs for the area which would have been charged at the time in arm’s-length dealings with parties other than Affiliates of WI Owner.

“Subject Hydrocarbons” means that portion of the Hydrocarbons in and under and that may be produced from (or, to the extent pooled or unitized, allocated to) the Subject Interests.

“Subject Interests” means:

(a) All of the leases, leasehold interests, units and other property interests described in Exhibit A attached hereto; and

(b) Without limitation of the foregoing, all other right, title and interest (of whatever kind or character, whether legal or equitable and whether vested or contingent) of WI Owner in and to the oil, gas and other minerals in and under or that may be produced from any Subject Lands (including interests in oil, gas or mineral leases to the extent the same cover such lands, overriding royalties, production payments and net profits interests in such lands or such leases, and fee mineral interests, fee royalty interests and other interests in such oil, gas and other minerals) even though WI Owner’s interest in such oil, gas and other minerals may be incorrectly described in, or omitted from, Exhibit A; and

(c) All rights, titles and interests of WI Owner in and to, or otherwise derived from, all presently existing and valid oil, gas or mineral unitization, pooling, or communitization agreements, declarations or orders and in and to the properties covered and the units created thereby (including all units formed under orders, rules, regulations, or other official acts of any federal, state, or other authority having jurisdiction, voluntary unitization agreements, designations or declarations, and so-called “working interest units” created under operating agreements or otherwise) relating to the properties described in subsections (a) or (b) above in this definition.

“Subject Lands” means the lands described or referred to in Exhibit A or in the leases and other instruments described in Exhibit A.

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“Subject Wells” means all wells now located on the Subject Lands (whether fully drilled and completed or not) or hereafter drilled on the Subject Lands, and (unless production therefrom is expressly excluded by the terms of the descriptions on Exhibit A) any other wells now or hereafter located on lands or leases pooled, communitized or unitized with the Subject Interests.

Section 1.2. Rules of Construction. All references in this Conveyance to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Conveyance unless expressly provided otherwise. Titles appearing at the beginning of any of such subdivisions are for convenience only and shall not constitute part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions. The words “this Conveyance”, “this instrument”, “herein”, “hereof”, “hereunder”‘ and words of similar import refer to this Conveyance as a whole and not to any particular subdivision unless expressly so limited. Unless the context otherwise requires: “including” and its grammatical variations mean “including without limitation”; “or” is not exclusive; words in the singular form shall be construed to include the plural and vice versa; words in any gender include all other genders; references herein to any instrument or agreement refer to such instrument or agreement as it may be from time to time amended or supplemented; and references herein to any Person include such Person’s successors and assigns. All references in this Conveyance to exhibits and schedules refer to exhibits and schedules to this Conveyance unless expressly provided otherwise, and all such exhibits and schedules are hereby incorporated herein by reference and made a part hereof for all purposes.

ARTICLE II

Granting Provisions

Section 2.1. Granting Clause. For a good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, WI Owner does hereby GRANT, BARGAIN, SELL, TRANSFER, ASSIGN, CONVEY, WARRANT and DELIVER to Royalty Owner an overriding royalty interest in and to each of the Subject Interests equal to twenty percent of eight-eighths (20% of 8/8ths) of the Hydrocarbons produced and saved from or allocable to the Subject Interests, or used off the Subject Interests (the “ORRI”). If a Subject Interest covers less than one hundred percent (100%) of the mineral interest in the land covered by such Subject Interest, the ORRI assigned to Royalty Owner as to that Subject Interest shall be reduced in the proportion that the mineral interest held by WI Owner bears to one hundred percent (100%) of the mineral interest in the lands covered thereby.

TO HAVE AND TO HOLD the ORRI unto Royalty Owner, its successors and assigns, forever. This Conveyance is made with full substitution and subrogation of Royalty Owner in and to all covenants and warranties by others heretofore given or made.

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Section 2.2. Non-Cost-Bearing Interest. Except for Specified Costs, the ORRI and the ORRI Hydrocarbons shall be free and clear of, and shall bear no burden or part of, any and all costs, including: (a) all taxes of any kind, (b) all costs and expenses associated with acquiring, exploring, developing, maintaining, producing, operating, reworking, recompleting, and remediating the Subject Interests, (c) all royalties, overriding royalties, production payments, other charges burdening the Subject Interests, and (d) all costs for separating, gathering, compressing, treating, processing or marketing ORRI Hydrocarbons or of transporting ORRI Hydrocarbons to the point of sale in a condition to meet pipeline or transporter specifications and qualifications. Such items of cost shall neither be deducted in determining the quantity of ORRI Hydrocarbons nor in calculating the ORRI. WI Owner shall promptly pay, or cause to be promptly paid, all taxes, costs and expenses, royalties, overriding royalties, production payments, and similar charges, on or before the dates the same become delinquent (unless being disputed in good faith by appropriate proceedings being diligently pursued and for which adequate reserves have been established). In addition, WI Owner will promptly (and in any event within 30 days after receiving any notice or statement for the same) pay all Reimbursable Expenses which have been incurred and are unpaid and reimburse Royalty Owner for any Reimbursable Expenses which have been paid by or on behalf of Royalty Owner. Each amount which is to be paid by WI Owner pursuant to this Section 2.2 which is instead paid by or on behalf of Royalty Owner shall bear interest at the Fixed Rate on each day from and including the date of such payment until but not including the date repaid by WI Owner.

Section 2.3. Measurement: Hydrocarbons Lost or Used. The ORRI shall not apply to any oil, gas or other minerals that are unavoidably lost in the production thereof or in the compression or transportation of Subject Hydrocarbons prior to the applicable point of sale or which are used by WI Owner or the operator of any Subject Well for the production of Subject Hydrocarbons or for the compression or transportation thereof prior to the applicable point of sale, in each case only to the extent the same are lost or used in the course of operations which are being conducted prudently and in a good and workmanlike manner. WI Owner hereby represents, warrants and covenants to Royalty Owner that production from each Subject Well is and will continue to be measured at a point prior to any point where gas or oil from such Subject Well is commingled with gas or oil from any other well or wells that are not Subject Wells.

Section 2.4 Renewals and Extensions. This Conveyance and the ORRI shall apply to WI Owner’s and any Affiliate’s, successor’s, assign’s, agent’s or representative’s of WI Owner interests in all renewals, extensions and other similar arrangements of each of the Subject Interests (or other determinable interest), whether such renewals, extensions or arrangements have heretofore been obtained or are hereafter obtained and whether or not the same are described in Exhibit A. For the purposes of the preceding sentence, a new lease that covers the same interest (or any part thereof) covered by a prior lease, and which is acquired within one year after the expiration, termination, or release of such prior lease, shall be treated as a renewal or extension of such prior lease. If WI Owner or any of its Affiliates, successors, assigns, agents or representatives acquires or owns all or a portion of the mineral fee interest associated with any of the Subject Interests (the “WI Owner Mineral Fee”) and, as a result, the ORRI would otherwise terminate in whole or in part due to the operation of applicable Law, it is the express intent of the parties that the ORRI not so terminate but instead continue in full force and effect as if the acquisition of the mineral fee had not occurred. If, notwithstanding the preceding sentence, a court of competent jurisdiction determines that, due to the acquisition or ownership by WI Owner or any of its Affiliates, successors, assigns, agents or representatives of the WI Owner Mineral Fee, the ORRI in respect of a Subject Interest has terminated in whole or in part, then WI Owner or any of its Affiliates, successors, assigns, agents or representatives, as the case may be, shall immediately convey to Royalty Owner a non-participating royalty interest (the “NPRI”) in the WI Owner Mineral Fee equal to twenty percent of eight-eighths (20% of 8/8ths) with respect to the WI Owner Mineral Fee. The NPRI shall be reduced on a property-by-property basis in the proportion which the percentage of the mineral estate covered by the WI Owner Mineral Fee in that property bears to one hundred percent (100%) of the mineral estate in that property. To the fullest extent allowed by applicable Law, the NPRI shall be conveyed by WI Owner to Royalty Owner with the same provisions, representations, warranties and covenants that are in this Conveyance.

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ARTICLE III

Marketing of ORRI Hydrocarbons and Distribution of Proceeds

Section 3.1 Nature of Marketing Arrangements. WI Owner shall have the obligation to prudently market, or cause to be prudently marketed, the ORRI Hydrocarbons on behalf of and for the account of Royalty Owner in transactions with reputable purchasers, with each such marketing arrangement, including those arrangements relating to sales, treating, transportation, compression and processing, to be made upon terms and conditions (the “Marketing Terms and Conditions”) that, in the case of an arms-length sale to a third party, are the same terms and conditions under which WI Owner sells its share of produced Hydrocarbons (with Royalty Owner receiving the same consideration as WI Owner and WI Owner’s Affiliates receive), or in the case of any other sale (a) are the best reasonably obtainable in the general field or area, (b) are at least as favorable as WI Owner or any Affiliate of WI Owner obtains for WI Owner’s share of the Hydrocarbons attributable to the Subject Interests or attributable to any other properties in the same field or general area, (c) take into account and give due regard to the best interests of Royalty Owner, and (d) unless otherwise agreed by Royalty Owner from time to time, provide for floating prices generally based on daily spot-market prices plus or minus an appropriate basis differential. No ORRI Hydrocarbons are or will become subject to any sales arrangement whereby (y) payment for ORRI Hydrocarbons is or can be deferred for a substantial period after the Month in which the ORRI Hydrocarbons are delivered (i.e., in the case of oil, in excess of 30 days, and in the case of gas in excess of 60 days), or (z) payments may be made other than by checks, drafts, wire transfer or similar communications for the immediate payment of money. WI Owner shall duly and prudently perform all obligations performable by it under any arrangements by which ORRI Hydrocarbons are sold or otherwise marketed, and shall take all appropriate measures to enforce the performance under each such arrangement of the obligations of the other parties thereto. As to any third parties, all acts of WI Owner in marketing the ORRI Hydrocarbons and all sales or other marketing agreements executed by WI Owner in accordance herewith shall be binding on Royalty Owner and the ORRI; it being understood that the right and obligation to market the ORRI Hydrocarbons is at all times vested in WI Owner, and Royalty Owner does not have any such right or obligation. Accordingly, it shall not be necessary for Royalty Owner to join in any production sales or marketing agreements or any amendments to existing production sales or marketing agreements. Notwithstanding any provision hereof to the contrary, any acts of WI Owner in marketing the ORRI Hydrocarbons or in entering production sales or marketing agreements which are not in compliance with the provisions of this Conveyance shall be null and void as to the ORRI Hydrocarbons.

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Section 3.2 Distribution of Funds. Until notified by Royalty Owner to the contrary, WI Owner shall receive all payments for (or on account of) ORRI Hydrocarbons and shall, on or before noon on the last business day of each Month, distribute any such payments received during the previous Month, net only of Specified Costs, to Royalty Owner by wire transfer (or, if consented to by Royalty Owner, by check) to such accounts (or locations) as Royalty Owner may direct from time to time in writing. Any moneys received by WI Owner for or on account of ORRI Hydrocarbons shall constitute trust funds in WI Owner’s hands. Royalty Owner shall have the right at all times, upon written notice sent to WI Owner, to begin receiving payment for (or on account of) all ORRI Hydrocarbons directly from the purchasers thereof or from any other parties obligated to make payment therefor. In the event Royalty Owner exercises its right to receive payment for (or on account of) ORRI Hydrocarbons directly, WI Owner shall immediately cause to be prepared and executed such division orders, transfer orders, or instructions in lieu thereof, as Royalty Owner (or any third party) may require from time to time to cause payments to be made directly to Royalty Owner; in the event that, for any reason, Royalty Owner cannot (or does not) receive such payments directly, the same shall be collected by WI Owner and shall constitute trust funds in WI Owner’s hands, to be immediately paid over to Royalty Owner by wire transfer or check to such account or location as Royalty Owner may direct from time to time in writing (or by such other form of transfer reasonably specified by Royalty Owner). To the extent that Royalty Owner receives any such payments on account of ORRI Hydrocarbons pursuant to the two immediately preceding sentences (whether from third parties or from WI Owner’s payment over of trust funds to Royalty Owner), Royalty Owner shall thereafter promptly pay directly to WI Owner, or promptly reimburse WI Owner for, all Specified Costs relating to such ORRI Hydrocarbons that have been paid by WI Owner and that are not recoverable by WI Owner from other ORRI Hydrocarbons not yet paid over to Royalty Owner.

Section 3.3 Production Records, Statements and Payments. WI Owner shall keep full, true, and correct records of: (a) the Hydrocarbons produced from or attributable to the Subject Interests, and the portion attributable to the ORRI, (b) all costs associated with producing, processing, transporting, and marketing the Hydrocarbons produced from or attributable to the Subject Interests, and (c) any other records necessary to keep proper accounts in accordance with the provisions of this Conveyance. Such records may be inspected by Royalty Owner or its authorized representatives and copies made thereof at all reasonable times. On or before noon on the last business day of each Month, WI Owner shall send to Royalty Owner a statement setting forth (w) the production from the Subject Interests for the preceding Month, (x) the portion of such production attributable to the ORRI, (y) to the extent Royalty Owner does not receive direct payment of proceeds from sale of ORRI Hydrocarbons pursuant to Section 3.2 above, the gross proceeds attributable to the sale of ORRI Hydrocarbons and the Specified Costs allocable thereto, and (z) such other data as Royalty Owner may reasonably request, in such form as Royalty Owner may reasonably request.

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ARTICLE IV

Representations, Warranties and Covenants

WI Owner hereby represents, warrants and covenants for the benefit of Royalty Owner as follows:

Section 4.1 Operations. The Subject Interests and properties unitized therewith are being (and, to the extent the same could adversely affect the ownership or operation of the Subject Interests after the date hereof, have during WI Owner’s tenure of ownership been) maintained, operated and developed in a good and workmanlike manner, in accordance with prudent industry standards and in conformity with all applicable laws, rules, regulations and orders of all duly constituted authorities having jurisdiction and in conformity with all oil, gas or other mineral leases, deeds and other contracts and agreements forming a part of or pertaining to the Subject Interests. WI Owner, directly or through appropriate agreements with the operator of the Subject Interests, has all governmental licenses and permits necessary or appropriate to own and operate the Subject Interests, and WI Owner has not received notice of any violations in respect of any such licenses or permits. WI Owner shall develop, operate and maintain the Subject Interests as would a prudent operator. Decisions with regard to the conduct of operations will be made by WI Owner without considering the effect of the ORRI as a burden on the Subject Interests. As to any portions of the Subject Interests as to which WI Owner is not the operator, WI Owner shall take all such action and exercise all such rights and remedies as are legally available to it to cause the operator to so develop, maintain and operate such portions of the Subject Interests in accordance with this Section 4.1.

Section 4.2. Title; Permitted Encumbrances. WI Owner has good and defensible title to the Subject Interests, free and clear of all liens, security interests, and encumbrances except for Permitted Encumbrances. Such qualification as to Permitted Encumbrances is made for the sole purpose of limiting the representations and warranties of WI Owner made herein, and is not intended to restrict the description of the Subject Interests, nor is it intended that reference herein to any Permitted Encumbrance shall subordinate the ORRI to such Permitted Encumbrance or otherwise cause this Conveyance or any rights of Royalty Owner hereunder to be made subject to, or reduced or encumbered by, such Permitted Encumbrance. WI Owner hereby binds itself to WARRANT and FOREVER DEFEND all and singular title to the ORRI unto Royalty Owner, its successors and assigns, against every Person lawfully claiming or to claim the same or any part thereof.

WI Owner further represents and warrants to Royalty Owner that such shares of production which WI Owner and Royalty Owner are entitled to receive are not and will not be subject to change except as expressly set forth in Exhibit A. This Conveyance is made with full substitution and subrogation of Royalty Owner in and to all covenants, representations and warranties by others heretofore given or made with respect to the Subject Interests.

Section 4.3. Leases, Deeds and Contracts; Performance of Obligations. The oil, gas or other mineral leases, contracts, servitudes, fees, deeds, and other agreements forming a part of the Subject Interests, to the extent the same cover or otherwise relate to the Subject Interests, are in full force and effect, and WI Owner agrees to so maintain them, or to cause them to be so maintained, in full force and effect to the extent a prudent operator, without giving effect to the ORRI or this Conveyance, would do so.

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Section 4.4. Compliance with Laws. (a) The Subject Lands, and WI Owner’s present and proposed operations thereon, are in compliance in all material respects with all applicable Laws, including all Environmental Laws; (b) WI Owner has taken all steps reasonably necessary to determine and has determined that no Release of Hazardous Materials has occurred on the Subject Lands or as a result of operations on the Subject Lands, and the use which WI Owner makes and intends to make of the Subject Lands will not result in any such Release; (c) to the best of WI Owner’s knowledge, none of such operations of WI Owner, and none of the Subject Lands, is the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a Release of any Hazardous Materials into the environment or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Materials; (d) neither WI Owner nor, to the best knowledge of WI Owner, any other Person has filed any notice under any Environmental Law indicating that WI Owner is responsible for the Release into the environment, or the improper storage or disposal, of any Hazardous Materials that are now located on, were removed from, or are in any way related to any Subject Lands, or that any Hazardous Materials have been Released, or are improperly stored or disposed of, upon any Subject Lands; and (e) neither WI Owner nor any of its Affiliates otherwise has any material contingent liability in connection with operations on any Subject Lands for the Release into the environment, or the improper storage or disposal, of any Hazardous Materials. WI Owner will not cause or permit the Subject Lands or WI Owner to be in violation of any Environmental Laws or other Laws with respect to the Subject Lands or do anything or permit anything to be done which will subject WI Owner, Royalty Owner or the Subject Lands to any material remedial obligations under any Environmental Laws, assuming in each case disclosure to the applicable governmental authorities of all relevant facts, conditions and circumstances, if any, pertaining to the Subject Lands, and WI Owner will promptly notify Royalty Owner in writing of any existing, pending or, to the best knowledge of WI Owner, threatened investigation or inquiry of a material nature affecting any Subject Interest by any private party or governmental authority in connection with any Environmental Laws. WI Owner will take all steps reasonably necessary to determine that no Hazardous Materials are disposed of or otherwise Released on or to the Subject Lands in violation of any Environmental Laws. WI Owner will not cause or permit the Release of any Hazardous Materials on or to the Subject Lands in violation of any Environmental Law and covenants and agrees to remove or remediate any Hazardous Materials which have been Released on the Subject Lands in amounts which would violate any Environmental Laws.

Section 4.5 Ad Valorem and Severance Taxes. WI Owner shall timely pay and discharge (or cause to be paid and discharged) (a) all ad valorem taxes assessed against or with respect to the Subject Interests (including the ORRI) or any part thereof, and (b) all production, severance, excise and other taxes assessed against, or measured by, the ORRI Hydrocarbons or the value, or proceeds, of the ORRI Hydrocarbons.

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Section 4.6. Imbalances.

(a) Definitions. As used herein, “undertake” means that an owner of production from a Subject Well takes a lesser share of Hydrocarbons produced from such Subject Well than the share which such owner is entitled to take by virtue of its ownership interest, determined without regard to any rights under any production balancing agreement or similar arrangement or any rights under common law with respect to production balancing, and “overtake” means that an owner of production from a Subject Well takes a greater share of Hydrocarbons produced from such Subject Well than the share which such owner is entitled to take by virtue of its ownership interest, again determined without regard to any rights under any production balancing agreement or similar arrangement or any rights under common law with respect to production balancing. If an owner undertakes, the amount of production not taken is “underproduction” and if an owner overtakes, the extra share of production taken is “overproduction”.

(b) No Undertakes Without Consent. WI Owner will not undertake or overtake from a Subject Well (either for itself or on behalf of Royalty Owner) if an Affiliate of WI Owner thereby overtakes or undertakes. WI Owner may otherwise elect to undertake or overtake in its reasonable business judgment exercised for the benefit of itself and Royalty Owner. If any undertake by WI Owner occurs in violation of this subsection (b), the quantity of ORRI Hydrocarbons for which WI Owner must account to Royalty Owner hereunder shall be determined (to the maximum extent allowed under applicable Law and any applicable Permitted Encumbrances) without regard thereto.

(c) No Balancing From Other Properties. WI Owner will not allow any Subject Interest to be subject to any production balancing arrangement under which one or more third Persons may overtake a portion of the production attributable to such Subject Interest as a result of undertakes or overtakes (or other actions or inactions) with respect to properties other than such Subject Interest. For the purposes of this subsection (c), a production unit in which all parties have uniform interests shall be considered to be a single Subject Interest.

Section 4.7. Royalty Right to Join in Sales. Whenever (after taking into account all other covenants to Royalty Owner under any securities purchase agreement or debenture with WI Owner) WI Owner has, and intends to take, the opportunity to sell any part of its interest (in this section called a “Sold Working Interest”) in any properties and interests subject to this Conveyance, WI Owner shall take all necessary action to insure that Royalty Owner has the opportunity to sell that portion of the ORRI that relates to or burdens the properties and interests to be sold (in this section called a “Sold Royalty”) as a part of such transaction and at a price which is as favorable as that available to WI Owner (taking into consideration that such Sold Royalty is a cost free interest). WI Owner shall give Royalty Owner at least thirty (30) days notice of any such potential sale (or of any material modification in the terms of any sale of which such a notice was previously given). Royalty Owner shall notify WI Owner within twenty-one (21) days after receiving such notice whether Royalty Owner elects to participate in such sale, and failure to so notify WI Owner shall irrevocably be deemed to be an election not to participate in such sale. Royalty Owner has no obligation to participate in or consent to any such transaction or otherwise to sell all or any part of any ORRI, but if Royalty Owner does participate in any such transaction, then regardless of any purchase price allocations made by the purchaser in such sale to the Sold Working Interest and the Sold Royalty, WI Owner and Royalty Owner shall divide between themselves the aggregate purchase price received by both, net of costs of sale and any taxes (other than income taxes, which shall be the separate obligations of WI Owner and Royalty Owner), with WI Owner receiving A/C and Royalty Owner receiving B/C, where:

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“A”	equals the net present value attributable to the Sold Working Interest, as reasonably derived by Royalty Owner using any engineering information then available to Royalty Owner,

“B”
equals the net present value attributable to the Sold Royalty, as reasonably derived by Royalty Owner using any engineering information then available to Royalty Owner, taking into account that the Sold Royalty is not subject to various costs and expenses burdening the Sold Working Interest, and

“C”	equals the sum of A plus B.

ARTICLE V

Assignments and Transfers

Section 5.1. Assignment and Transfer by Royalty Owner. Royalty Owner may, and nothing herein contained shall in any way limit or restrict the right of Royalty Owner to, sell, convey, assign, mortgage or otherwise dispose of the ORRI (including its rights, titles, interests, estates, remedies, powers and privileges appurtenant or incident to the ORRI under this Conveyance), in whole or in part. No change of ownership of the ORRI shall be binding upon WI Owner, however, until WI Owner is furnished with copies of the original documents evidencing such change. Upon receipt by WI Owner of copies of the original documents evidencing a sale, conveyance, assignment, mortgage or other disposition of the ORRI, and to the extent of such transfer, WI Owner shall thereafter deal with the transferee Royalty Owner in place of the transferring Royalty Owner and references herein to the Royalty Owner shall thereafter be deemed to be references to such transferee Royalty Owner rather than such transferring Royalty Owner, provided that such transferring Royalty Owner shall continue to have, and benefit from, all rights to indemnification and reimbursement that are provided herein.

Section 5.2. Assignment and Transfer by WI Owner. The Conveyance shall inure to the benefit of and be binding to the parties and their respective heirs, legal representatives, successors and assigns. Any sale, conveyance, assignment, mortgage or other disposition of the Subject Interests, or any part thereof or interest therein, by WI Owner shall be subject to this Conveyance, and in the instrument effecting such transfer or other disposition the transferee or other disposition recipient must expressly recognize and assume all obligations, covenants and agreements of WI Owner hereunder. Any assignment or transfer by WI Owner not in compliance with this Section 5.2 shall be null and void.

Section 5.3. Covenants Running With the Subject Interests. All covenants and agreements of WI Owner herein contained shall be deemed to be covenants running with the Subject Interests. All of the provisions hereof shall inure to the benefit of Royalty Owner and its Affiliates, heirs, legal representatives, successors and assigns.

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ARTICLE VI

Miscellaneous Provisions

Section 6.1. Further Assurances. WI Owner agrees to execute and deliver to Royalty Owner, and, to the extent it is within WI Owner’s power to do so, to cause any third parties to execute and deliver to Royalty Owner, all such other and additional instruments and to do all such further acts and things as may be necessary or appropriate to more fully vest in and assure to Royalty Owner, from time to time, all of the rights, titles, interests, remedies, powers and privileges herein granted or intended so to be.

Section 6.2. No Waiver. The failure of Royalty Owner to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of Royalty Owner’s right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder. No provision of this Conveyance shall be deemed a waiver by Royalty Owner of any rights granted to Royalty Owner under applicable Law governing overriding royalty interests and the rights and privileges of the owners thereof.

Section 6.3. Applicable Law. This Conveyance and the rights and obligations of the parties hereunder shall, without regard to principles of conflicts of laws, be governed by and interpreted, construed and enforced in accordance with the laws of the State of Louisiana.

Section 6.4. Severability. Every provision in this Conveyance is intended to be severable. If any term or provision hereof is determined to be invalid, illegal or unenforceable for any reason whatsoever, such invalidity, illegality or unenforceability shall not affect the validity, legality and enforceability of the remainder of this Conveyance.

Section 6.5. Notices. Unless otherwise stated herein, all notices authorized or required by the terms of this Conveyance shall be in writing and shall be delivered by United States Postal Service, courier or facsimile to the party to be notified, or by delivering such notice in person to such party. Notice shall be deemed effective only upon receipt by the party to whom such notice is directed. Any party may change its address for notice at any time by giving written notice of the new address to the other party in the manner set forth herein. For purposes of notice, the addresses of WI Owner and Royalty Owner shall be as follows:

WI OWNER	ROYALTY OWNER
Falcon Natural Gas Corp.	YA Global Investments, L.P.
Westchase Center, 2500 Citywest Boulevard, Suite 300	101 Hudson Street, Suite 3700
Houston, Texas 77019	Jersey City, NJ 07302
Attention: Saul S. Deutsch	Attention: Mark Angelo
Facsimile: (513) 398-9802	Facsimile: (201) 985-8117

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Section 6.6. No Liability of Royalty Owner; Indemnity. Except as expressly provided herein with respect to deduction or reimbursements of Specified Costs, no Royalty Owner Indemnitee shall ever be responsible for any part of the costs, expenses or liabilities incurred in connection with:

(a) the exploring, developing, operating, owning, maintaining, reworking or recompleting of the Subject Interests or Subject Lands, any obligations of WI Owner with respect to any tax partnerships burdening the Subject Interests, the physical condition of the Subject Interests or the Subject Lands, or the handling, treating or transporting of Hydrocarbons produced from the Subject Interests (including any costs, expenses, losses or liabilities related to compliance with or violation of an Environmental Law or otherwise related to damage to or remediation of the environment, whether the same arise out of Royalty Owner’s ownership of an interest in property or out of the actions of WI Owner or Royalty Owner or of third parties or arise otherwise), or

(b) the failure by WI Owner to have good and defensible title to the Subject Interests free and clear of all burdens, encumbrances, liens and title defects (including any costs, expenses, losses or liabilities suffered by any Royalty Owner Indemnitee as a result of any claim that such Royalty Owner Indemnitee must deliver or pay over to any person any part of the ORRI Hydrocarbons or any proceeds thereof at any time previously received or thereafter to be received by such Royalty Owner Indemnitee), and WI Owner agrees to indemnify, defend and hold each Royalty Owner Indemnitee harmless from and against all costs, expenses, losses and liabilities incurred by any Royalty Owner Indemnitee (i) in connection with any of the foregoing or (ii) in connection with the ORRI, the ORRI Hydrocarbons, this Conveyance, or the transactions, activities and events (including the enforcement or defense thereof or hereof) at any time associated with or contemplated in any of the foregoing or (iii) in connection with any tax partnership burdening any of the Subject Interests. Such indemnity shall also cover all reasonable costs and expenses of any Royalty Owner Indemnitee, including reasonable legal fees and expenses, which are incurred incident to the matters indemnified against. As used in this Article VI, “Royalty Owner Indemnitees” means Royalty Owner and Royalty Owner’s successors and assigns and purchasers (including any Person who at any time purchases ORRI Hydrocarbons), all of their respective Affiliates, and all of the officers, directors, agents, beneficiaries, trustees, attorneys and employees of themselves and their Affiliates.

The foregoing indemnity shall apply WHETHER OR NOT ARISING OUT OF THE SOLE, JOINT OR CONCURRENT NEGLIGENCE, FAULT OR STRICT LIABILITY of any Royalty Owner Indemnitee and shall apply, without limitation, to any liability imposed upon any Royalty Owner Indemnitee as a result of any theory of strict liability or any other doctrine of Law, provided that the foregoing indemnity shall not apply to any costs, expenses, losses or liabilities incurred by any Royalty Owner Indemnitee to the extent proximately caused solely by the gross negligence or willful misconduct of such Royalty Owner Indemnitee. The foregoing indemnity shall survive any termination of this Conveyance.

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Section 6.7. Counterparts. This Conveyance is being executed in several counterparts, all of which are identical, except that, to facilitate recordation, in certain counterparts hereof only that portion of Exhibit A which contains specific descriptions of the Subject Interests located in the recording jurisdiction in which the counterpart is to be recorded shall be included, and all other portions of Exhibit A shall be included by reference only. All of such counterparts together shall constitute one and the same instrument. Complete copies of this Conveyance, containing the entire Exhibit A, have been retained by WI Owner and Royalty Owner.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, this Conveyance is executed as of the acknowledgement date of each of the parties hereto, but shall be effective as of the Effective Time.

WI OWNER:

FALCON NATURAL GAS CORP.

By:
Name:
Title:

ROYALTY OWNER:

YA GLOBAL INVESTMENTS, L.P.

By:
Name:
Title:

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STATE OF LOUISIANA	§
§
COUNTY OF __________	§

This instrument was acknowledged before me on                     by __________________, ___________________ of Falcon Natural Gas Corp., a Nevada corporation, on behalf of said company.

My commission expires:

[SEAL]	Notary Public, State of Louisiana

STATE OF LOUISIANA	§
§
COUNTY OF __________	§

This instrument was acknowledged before me on                     by __________________, ___________________ of YA Global Investments, L.P., a Cayman Island exempt limited partnership, on behalf of said partnership.

My commission expires:

[SEAL]	Notary Public, State of Louisiana

Acknowledgment page
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EXHIBIT A

Subject Interests

All recording references are to the Official Records of St. Mary Parish, Louisiana.

Oil, Gas and Mineral Lease

Lessor:	Avoca Incorporated

Lessee:	Argyle Energy, Inc.

Lease Date:	October 5, 2005

Recorded:	Book: 70
Page: 53

Owner Name:	Falcon Natural Gas Corporation

Interests Owned:	NRI: [100%]
WI: [70%]

All recording references are to the Official Records of St. Mary Parish, Louisiana.

Oil, Gas and Mineral Lease

Lessor:	Hellenic Inc.

Lessee:	Argyle Energy, Inc.

Lease Date:	October 5, 2005

Recorded:	Book: 70
Page: 1

Owner Name:	Falcon Natural Gas Corporation

Interests Owned:	NRI: [100%]
WI: [70%]

All recording references are to the Official Records of St. Mary Parish, Louisiana.

Oil, Gas and Mineral Lease

Lessor:	Ramos Investments Company

Lessee:	Argyle Energy, Inc.

Lease Date:	October 5, 2005

Recorded:	Book: 70
Page: 33

Owner Name:	Falcon Natural Gas Corporation

Interests Owned:	NRI: [100%]
WI: [70%]

All recording references are to the Official Records of St. Mary Parish, Louisiana.

Oil, Gas and Other Liquid or Gaseous Minerals

Lessor:	State Mineral Board of the State of Louisiana

Lessee:	Falcon Natural Gas Corporation

Lease Date:	February 9, 2005

Recorded:	Book: 78
Page: 468

Name of Interest Owner:	Falcon Natural Gas Corporation

Interests Owned:	NRI: ___%
WI: ___%

All recording references are to the Official Records of St. Mary Parish, Louisiana.

Oil, Gas and Other Liquid or Gaseous Minerals

Lessor:	State Mineral Board of the State of Louisiana

Lessee:	Falcon Natural Gas Corporation

Lease Date:	June 6, 2005

Recorded:	Book: 89
Page: 338

Name of Interest Owner:	Falcon Natural Gas Corporation

Interests Owned:	NRI: ___%
WI: ___%

All recording references are to the Official Records of St. Mary Parish, Louisiana.

Oil, Gas and Other Liquid or Gaseous Minerals

Lessor:	State Mineral Board of the State of Louisiana

Lessee:	Falcon Natural Gas Corporation

Lease Date:	July 13, 2005

Recorded:	Book: ___
Page: ___

Name of Interest Owner:	Falcon Natural Gas Corporation

Interests Owned:	NRI: ___%
WI: ___%

All recording references are to the Official Records of St. Mary Parish, Louisiana.

Oil, Gas and Mineral Lease

Lessor:	Union Pacific Railroad Company

Lessee:	Falcon Natural Gas Corporation

Lease Date:	July 21, 2005

Recorded:	Book: 91
Page: 222

Name of Interest Owner:	Falcon Natural Gas Corporation

Interests Owned:	NRI: ___%
WI: ___%

All recording references are to the Official Records of Jefferson Davis Parish, Louisiana.

Oil, Gas and Mineral Lease

Lessor:	_________________________

Lessee:	Falcon Natural Gas Corporation

Lease Date:	[December 15, 2005]

Recorded:	Book: 977
Page: 364

Name of Interest Owner:	Falcon Natural Gas Corporation

Interests Owned:	NRI: [0.18000000%]
WI: [0.25000000%]

Exhibit 18

YA GLOBAL INVESTMENTS, L.P.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07092

January 7, 2008

Mr. Saul Deutsch
Chief Financial Officer
Falcon Natural Gas Corporation .
Westchase Center
2500 Citywest Blvd, Suite 300
Houston, Texas 77019

Dear Mr. Deutsch:

As you know, we are and have been a significant shareholder of Falcon Natural Gas Company (“Falcon,” or the “Company”). We are writing to inform you of what you probably already know - that the Company is in default on the debentures issued to YA Global Investments, L.P. (f/k/a Cornell Capital Partners, L.P.) (“YA”) for, among other reasons, the Company’s common stock ceasing to be quoted for trading or listing for trading on the markets set forth in Section 2(a)(4) of at least debentures numbered FNGC-1, dated January 29, 2007, and FNGC-2, dated January 29, 2007 (debentures FNGC-1 and FNGC-2 referred to from time to time herein as the “Debentures.”)

You should be further aware that the last sentence of Section 2(b) of the Debentures states that “Upon an Event of Default, notwithstanding any other provision of this Debenture or any Transaction Document, the Holder shall have no obligation to comply with or adhere to any limitations, if any, on the conversion of this Debenture or the sale of the Underlying Shares.” As we have informed you in our earlier letters, we have been a shareholder in the Company since at least March 2007 and are continuing to weigh the options our shareholdings offer to us. While we have made no final determination, it is clear that we could potentially call a special shareholders meeting pursuant to Section I(.02) of the Company’s by-laws, for the purpose of electing directors of the Company and we are seriously contemplating doing so, with the aim of accomplishing the objectives we have set forth in our recent letters to you and Mr. Tovey.

Weighing into this determination is the plain fact that the Company, under your leadership, has apparently failed to comply with the Company’s by-laws. Section I(.01) of the by-laws mandates that the Company hold an annual meeting of shareholders in the second week of April. No meeting was held in 2007 and, as a result, you did not offer the shareholders an opportunity to elect the directors of their company, a fundamental right possessed by the shareholders of any corporation. Accordingly, it is likely that any action taken on behalf of the Company relating to the matters that have been the subject of recent letters from us, including all matters relating to your’s and Mr. Tovey’s contracts with the Company were ultra vires or otherwise unauthorized. We note further that the Company has been derelict in appointing the officers its by-laws mandate. To the best of our knowledge, the Company has no vice president and no treasurer, demonstrating our belief, expressed to you and Mr. Tovey on several occasions, that the Company is operating without adequate personnel for the important business tasks it faces. In the litigation we are preparing, rest assured that we intend to fully assert these corporate governance and other failures, absent some resolution short of litigation.

Sincerely,

Eric M. Hansen
Senior Legal Counsel and Investment Analyst

cc: Mr. Joseph Tovey

EXHIBIT 21

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that any schedule 13G or 13D filed with the Securities and Exchange Commission after the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, a Nevada corporation (the "Company"), will be filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13g-1 under the Securities Exchange Act of 1934, as amended.

The undersigned, hereby severally and individually constitute and appoint Steven Goldstein, Chief Compliance Officer of YA Global Investments, L.P., and each of them, as true and lawful attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any schedule 13G or 13D with respect to the Company and all amendments thereto with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 22, 2007

YA GLOBAL INVESTMENTS, L.P.
By: Yorkville Advisors, LLC
Its: Investment Manager

By: /s/ Steven S. Goldstein
Name: Steven S. Goldstein, Esq.
Its: Chief Compliance Officer

YORKVILLE ADVISORS, LLC

By: /s/ Steven S. Goldstein
Name: Steven S. Goldstein, Esq.
Its: Chief Compliance Officer

/s/ Mark Angelo
MARK ANGELO